Annual Report.
2025

ABOUT
FIRST SOLAR

First Solar, Inc. is America's leading PV solar technology and manufacturing company. The only US-headquartered company among the world's largest solar manufacturers, First Solar is focused on competitively and reliably enabling power generation needs with its advanced, uniquely American thin film PV technology. Developed at research and development (R&D) labs in California and Ohio, the Company's technology represents the next generation of solar power generation, providing a competitive, high-performance, and responsibly produced alternative to conventional crystalline silicon PV modules.

To Our Shareholders.



MARK WIDMAR | CEO

● ● ● ● ● ● ● ● ● ● ●

We exited 2025 with confidence and purpose built on the operational, technological, and commercial foundations we've established over the first half of this decade. We enter this next chapter with a clear view of what lies ahead over the second half of this decade.

The long-predicted Age of Electrification has arrived. In First Solar's primary market, the United States, demand for electricity is rising rapidly, driven by artificial intelligence, data centers, advanced manufacturing, and the everyday energy needs of communities across the country. We believe this represents a meaningful opportunity for First Solar to cement its position as part of a comprehensive solution to reliably and cost-effectively deliver power when and where it's needed.

We are well-positioned to meet this moment. Our long-term strategy of localizing manufacturing and supply chains, our sustained investment in R&D and innovation, and our commitment to Responsible Solar have insulated us from headwinds that continue to weigh on many competitors. Underpinning all of it is a disciplined business model built to balance growth, liquidity, and profitability.

The choices that set us apart from the rest of the industry — what and where we manufacture, how we innovate, what we stand for — were deliberate and made with a long horizon in mind. Today's tailwinds are the result of decisions made years ago.

First Solar is a technology company at our core. We design and manufacture advanced thin film solar modules, supporting the infrastructure that powers AI, advanced manufacturing, and the communities that depend on a reliable grid. From hyperscale data centers to local utilities, our products help deliver the energy that critical technologies and industries run on.

Our customers do not simply purchase modules. They rely on us as a strategic partner in navigating the complexity of electrification-at-scale. That means contract certainty, supply reliability, and a manufacturer they can trust to stand behind its commitments. Customer intimacy is not a service proposition for us; it is embedded in how we design, produce, and deliver.

We have consistently stated our goal to exit this decade stronger than we entered it. 2025 was an important checkpoint — and we are on track.

Year in Review.

FINANCIAL REVIEW

From a financial perspective, 2025 represented a step-change year for First Solar. We delivered record operational and financial performance while maintaining a strong balance sheet — an outcome that reflects both favorable market dynamics and disciplined execution.

For the year, we sold a record 17.5 gigawatts (GW) of solar modules and generated net sales of approximately $5.2 billion, representing a 24% increase, year-over-year. Earnings per diluted share for the full year were $14.21, underscoring the resilience and profitability of our business model, even amid a complex policy and trade backdrop.

$5.2B
2025
Net Sales



$2.4B
2025
Net Cash



Gross margin performance benefited from a higher mix of US-manufactured modules, supported by Section 45X advanced manufacturing tax credits as well as improved logistics and supply chain normalization relative to prior years. These benefits were partially offset by tariffs, ramp and underutilization costs associated with new capacity, and the lingering effects of international market disruption.

We ended 2025 with approximately $2.9 billion in gross cash and $2.4 billion in net cash, providing significant liquidity and financial flexibility. Our strong balance sheet remains a strategic differentiator, enabling us to invest through cycles, support innovation, expand capacity, and navigate uncertainty without compromising long-term value creation.







SALES & CONTRACTED BACKLOG

Our disciplined sales strategy continued in 2025 to prioritize long-term partnerships, pricing integrity, and execution certainty. We ended the year with a contracted backlog of approximately 50.1 GW, valued at $15.0 billion, with a significant portion being earmarked for hyperscalers or projects supporting AI-related load growth. This backlog provides strong visibility and reinforces our role in enabling the infrastructure required for the next wave of electrification.

Importantly, a meaningful portion of this backlog includes pricing adjusters tied to the successful execution of our technology roadmap, providing potential upside in future periods.

Our contracted backlog, relative to our production capacity, affords us the ability to remain patient and selective. This optionality is particularly valuable in periods of pricing volatility and regulatory uncertainty. It also positions us to capture value as market conditions continue to evolve.

MANUFACTURING

During the first half of the decade, First Solar has executed a deliberate and disciplined expansion of our manufacturing footprint, growing from approximately 6 GW of annual US nameplate capacity in 2020 to approximately 13 GW in 2025. By 2027, we are projected to have more than 17 GW in annual US nameplate module capacity — nearly tripling our capacity in just seven years.

Underpinned by strong fundamentals, our growth has been driven by rising demand for reliable, domestically produced energy on the US grid and catalyzed by US industrial policy that recognizes the value of domestic manufacturing.

Beginning in 2023 and extending through 2027 — when we expect all six of our US manufacturing facilities to be fully ramped — First Solar has executed a strategic expansion of our operations, including:

- Commissioned three new manufacturing facilities
  - **Alabama** — Operations commenced in September 2024
  - **Louisiana** — Operations commenced in November 2025
  - **South Carolina** — Finishing line operations expected to begin in the second half of 2026
- Opened the 1.3 million square-foot J**im Nolan Center for Solar Innovation** at our Ohio campus in July 2024
- Further developed domestic supply chains near our factory sites

This growth reflects First Solar's role in supporting America's evolving energy landscape — delivering new capacity, strengthening domestic supply chains, and creating jobs in communities across the country.





Internationally, we exited 2025 with 10.2 GW of nameplate capacity, 3.2 GW of which was in India. While the India facility produced 2.8 GW of Series 7 modules, our facilities in Malaysia and Vietnam produced 3.3 GW. The capacity utilization in Malaysia and Vietnam reflected constrained demand for internationally produced Series 6 modules in 2025 and underscores the value of our decision to establish the South Carolina finishing line to make use of a portion of the front end of these facilities, optimizing freight, tariffs, and domestic content, for the sale of incremental product into the US market.

ADVANCED TECHNOLOGY

Innovative technology will continue to be central to our differentiation. Our technology roadmap is anchored in a simple premise: customers ultimately buy lifetime energy, not just nameplate efficiency. Accordingly, our focus is on optimizing efficiency, energy yield, reliability, and cost — at scale.

Our Cadmium Telluride (CdTe) thin film technology remains the pillar of our innovative technology and the key asset that sets us apart from the global competition.

In 2025, we made significant progress across our core technology initiatives. We advanced our CdTe-based CuRe semiconductor platform, delivering initial CuRe modules to customers following a limited commercial production run. Laboratory and field testing demonstrated advantages in temperature coefficient, degradation behavior, and bifaciality, reinforcing our confidence in a disciplined, factory-by-factory rollout beginning in 2026.

CuRe is strategically important because it enhances the attributes that matter most to utility-scale customers: lifetime energy and predictable performance. When combined with the inherent advantages of CdTe technology, CuRe is designed to deliver materially higher lifetime energy yield relative to current c-Si alternatives, strengthening the competitiveness of our Series 6 and Series 7 platforms.

In parallel, we continued to advance our next-generation perovskite thin film program. We view perovskites as central to the next generation of solar technology because they empower thin film and tandem devices to deliver materially higher lifetime energy, not just incremental efficiency gains — while remaining compatible with scalable, cost-effective manufacturing.

While additional work remains before broader scaling, we believe perovskites represent a potentially transformational opportunity — and one that is best pursued by a company such as First Solar with vast thin film manufacturing expertise.









INTELLECTUAL PROPERTY

First Solar's intellectual property portfolio represents a critical strategic asset and a meaningful source of competitive freedom. Our CdTe thin film technology is proprietary end to end. We own it, we control it, and we are not encumbered by the IP disputes that constrain many of our competitors. In an industry increasingly characterized by commoditization and contested IP, that freedom to operate is rare and competitively significant.

Our IP portfolio extends beyond CdTe. Through our 2013 acquisition of TetraSun, Inc., we hold an extensive portfolio of TOPCon patents spanning the United States and more than a dozen international markets, with validities extending to 2030 and beyond. This breadth reflects years of sustained investment in research, development, and innovation across multiple semiconductor platforms.

Protecting that investment is an extension of our commitment to the principle that innovation deserves to be rewarded, that fair competition requires enforceable standards, and that a level playing field serves the interests of responsible manufacturers, developers, and the customers and communities they support. In 2025, we continued to advance our IP enforcement efforts through both litigation and commercial engagement. Notably, the US Patent and Trademark Office denied multiple petitions seeking to invalidate aspects of our TOPCon portfolio, reinforcing our confidence in its strength and enforceability.

First Solar's approach to intellectual property is consistent with how we conduct ourselves across every dimension of our business — with a long-term perspective, a commitment to doing what is right, and the conviction that responsible practices and commercial success are mutually reinforcing.







EVOLVING POLICY ENVIRONMENT

The US policy and trade environment in 2025 remained complex and fluid. But the strategic decisions we made years ago — to manufacture in America, to develop transparent supply chains, and to build our business model around our own differentiated technology — have positioned us well for an environment increasingly designed to reward domestic value creation and reduce dependencies on adversarial nations.

Tightening trade enforcement, expanding FEOC restrictions, and heightened scrutiny of China-linked supply chains continue to create meaningful headwinds for competitors reliant on crystalline silicon products with opaque or adversarial supply chain exposure.

We actively engage in policy advocacy because we believe the rules, applied as written and intended, create the conditions for fair competition — and that fair competition is where First Solar thrives. Our focus is straightforward: ensuring that taxpayer-funded incentives reward genuine domestic investment, that supply chain transparency is enforced, and that all energy sources are permitted to compete on their merits. A level playing field is good for American energy security, good for consumers, and good for First Solar.



The Road Ahead.

Looking forward, we remain confident in the long-term fundamentals driving demand for utility-scale solar. Electrification, AI, reshoring of manufacturing, and grid reliability needs all point to sustained opportunity. First Solar will continue to focus on where power is needed most, working closely with customers to enable their electrification goals.

Our goal is clear: to end the decade stronger than we began it — technologically, operationally, and financially — while playing a meaningful role in solving America's electrification challenge.

I want to thank our shareholders, customers, associates, and partners for their continued trust and support. Your confidence reinforces our commitment to building a company that not only delivers reliable, affordable energy, but does so responsibly — through innovation, discipline, and a long-term view.

MARK WIDMAR,
Chief Executive Officer



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-33156

First Solar

First Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-4623678**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

4300 E Camelback Road, Suite 220
Phoenix, Arizona 85018
(Address of principal executive offices, including zip code)

(602) 414-9300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	FSLR	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $17.7 billion (based on the closing price of the registrant's common stock on that date). As of February 20, 2026, 107,310,994 shares of the registrant's common stock, $0.001 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-K, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2026, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Form 10-K relates.

FIRST SOLAR, INC.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Throughout this Annual Report on Form 10-K, we refer to First Solar, Inc. and its consolidated subsidiaries as "First Solar," "the Company," "we," "us," and "our." Units of electricity are typically stated in megawatts ("MW") and gigawatts ("GW").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements, among other things, concerning: effects resulting from certain module manufacturing changes; our business strategy, including anticipated trends and developments in and management plans for our business and the markets in which we operate; future financial results, operating results, module volumes produced, module volumes sold, revenues, gross margin, operating expenses, products, projected costs (including estimated future module collection and recycling costs), warranties and anticipated claims thereunder, solar module technology and cost reduction roadmaps, product reliability, investments, and capital expenditures; our ability to continue to reduce the cost per watt of our solar modules; the impact of public policies, such as tariffs, export controls, or other trade remedies; the potential impact of legislation intended to encourage renewable energy investments through tax credits; our ability to expand manufacturing capacity worldwide, including the construction of new manufacturing facilities in the United States and related increases in manufacturing capacity; the impact of supply chain disruptions, which may affect the procurement of raw materials used in our manufacturing process and the distribution of our modules; research and development ("R&D") programs and our ability to improve the wattage of our solar modules; our ability to enforce our intellectual property rights; and competition. In some cases, you can identify these statements by forward-looking words, such as "estimate," "expect," "anticipate," "project," "plan," "intend," "seek," "believe," "forecast," "foresee," "likely," "may," "should," "goal," "target," "might," "will," "could," "predict," "continue," "contingent," and the negative or plural of these words, and other comparable terminology.

Forward-looking statements are only predictions based on our current expectations and our projections about future events. All forward-looking statements included in this Annual Report on Form 10-K are based upon information available to us as of the filing date of this Annual Report on Form 10-K and therefore speak only as of the filing date. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements for any reason, whether as a result of new information, future developments, or otherwise. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include, but are not limited to:

- structural imbalances in global supply and demand for photovoltaic ("PV") solar modules;

- our competitive position and other key competitive factors;

- the modification, reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications;

- the impact of public policies, such as tariffs, export controls, or other trade remedies imposed on solar cells and modules or related raw materials or equipment;

- the loss of any of our large customers, or the inability of our customers and counterparties to perform under their contracts with us, including through terminations by customers of any contract in part or in full;

- our ability to attract new customers and to develop and maintain existing customer and supplier relationships;

- interest rate fluctuations and our customers' ability to secure financing;

- our ability to execute on our long-term strategic plans, including our ability to secure financing and realize the potential benefits of strategic acquisitions and investments;

- our ability to execute on our solar module technology and cost reduction roadmaps;

- claims under our limited warranty obligations;

- our continued investments in R&D;

- our ability to incorporate technology improvements into our manufacturing process, including the implementation of our copper replacement ("CuRe") program;

- our ability to improve the wattage of our solar modules;

- our ability to construct new production facilities to support new product lines;

- the supply and price of key raw materials (including Cadmium Telluride ("CdTe"), tellurium, and tellurium compounds), components, and manufacturing equipment;

- supply chain disruptions;

- our ability to avoid manufacturing interruptions, including during the ramp of new manufacturing facilities;

- future collection and recycling costs for solar modules covered by our module collection and recycling program, or otherwise as required by external laws and regulations;

- our ability to protect or successfully commercialize our intellectual property;

- environmental responsibility, including with respect to CdTe and other semiconductor materials;

- changes in, or the failure to comply with, government regulations and environmental, health, and safety requirements;

- evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social, and governance matters;

- effects arising from and results of pending litigation;

- general economic and business conditions, including those influenced by U.S., international, and geopolitical events and conflicts;

- our ability to prevent and/or minimize the impact of cybersecurity incidents or information or security breaches;

- the severity and duration of public health threats;

- our ability to attract, train, retain, and successfully integrate key talent into our team; and

- all other matters discussed in Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K, our subsequently filed Quarterly Reports on Form 10-Q, and our other filings with the Securities and Exchange Commission (the "SEC").

You should carefully consider the risks and uncertainties described in this section. The following discussion and analysis of our business, financial condition, and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Company Overview

We are America's leading PV solar technology and manufacturing company. The only U.S.-headquartered company among the world's largest solar manufacturers, First Solar is focused on competitively and reliably enabling power generation needs with our advanced, uniquely American thin film PV technology. Developed at R&D labs in California and Ohio, our technology provides a competitive, high-performance, and responsibly produced alternative to conventional crystalline silicon PV solar modules. Our PV solar modules are produced using a fully integrated, continuous process that does not rely on Chinese crystalline silicon supply chains.

We are the world's largest thin film PV solar module manufacturer and the largest PV solar module manufacturer in the Western Hemisphere. In addressing the overall global demand for electricity, PV solar modules provide energy at a lower levelized cost of electricity ("LCOE"), meaning the net present value of a system's total life cycle costs divided by the quantity of energy that is expected to be produced over the system's life, when compared to traditional forms of energy generation. With over $2 billion in cumulative R&D investments in the last 20 years, we have a demonstrated history of innovation and continuous improvement. We believe our strategies and points of differentiation provide the foundation for our competitive position and enable us to remain one of the preferred providers of PV solar modules.

Business Strategy

Advanced Module Technology

Our current module semiconductor structure is a single-junction polycrystalline thin film that uses CdTe as the absorption layer. CdTe has absorption properties that are well matched to the solar spectrum and can deliver competitive performance using approximately 2% to 3% of the amount of semiconductor material used to manufacture conventional crystalline silicon modules. In terms of performance, in many climates our solar modules provide certain energy production advantages relative to competing crystalline silicon modules. For example, our CdTe solar technology provides:

- a superior temperature coefficient, which results in stronger system performance in typical high insolation climates as the majority of a system's generation, on average, occurs when module temperatures are well above 25°C (standard test conditions);
- a superior spectral response in humid environments where atmospheric moisture alters the solar spectrum relative to standard test conditions;
- a better partial shading response than competing crystalline silicon technologies, which may experience significantly lower energy generation than CdTe solar technologies when partial shading occurs; and
- an immunity to cell cracking and its resulting power output loss, a common failure often observed in crystalline silicon modules caused by poor manufacturing, handling, weather, or other conditions.

In addition to these technological advantages, we also typically warrant that our solar modules will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years. As a result of these and other factors, our solar modules can produce more annual energy in real-world operating conditions than conventional crystalline silicon modules with the same nameplate power.

Manufacturing Process and Distributed Manufacturing Presence

Our modules combine our leading-edge CdTe technology with the manufacturing excellence and quality control that comes from being the world's most experienced producer of thin film PV solar modules. With more than 93 GW of modules sold worldwide, we have a demonstrated history of manufacturing success and innovation. Our global manufacturing footprint includes facilities in the United States, Malaysia, Vietnam, and India. During 2023, we commenced production of our Series 7™ ("Series 7") modules at our third manufacturing facility in Ohio and our first manufacturing facility in India, which combine our thin film CdTe technology with a larger form factor and an innovative steel back rail mounting structure that reduces module installation time. During 2024 and 2025, we commenced production of Series 7 modules at our manufacturing facilities in Alabama and Louisiana, respectively. Additionally, we are in the process of expanding our domestic manufacturing capacity through the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026.

Our modules are manufactured in a high-throughput, automated environment that integrates all manufacturing steps into a continuous flow process. This process eliminates the multiple supply chain operators and resource-intensive batch processing steps that are used to produce crystalline silicon modules, which typically occur over several days and across multiple factories. At the outset of our module production, a sheet of glass enters the production line and is transformed into a completed module ready for shipment within a few hours.

This proprietary production process includes the following three stages: (i) the deposition stage, (ii) the cell definition and treatment stage, and (iii) the assembly and test stage. In the deposition stage, panels of transparent oxide-coated glass are robotically loaded onto the production line where they are cleaned, laser-mark identified with a serial number, heated, and coated with thin layers of semiconductor material, including CdTe, using our vapor transport deposition technology, after which the semiconductor-coated plates are cooled rapidly to increase glass strength. In the cell definition and treatment stage, we use high-speed lasers to transform the large continuous semiconductor coating on the glass plate into a series of interconnected cells that deliver the desired current and voltage output. In this stage, we also treat the semiconductor film using certain chemistries and processes to improve the device's performance and apply a back contact. In the assembly and test stage, we apply busbars, inter-layer material, and a rear glass cover sheet that is laminated to encapsulate the device. We then apply anti-reflective coating material to the substrate glass to further improve the module's performance by increasing its ability to absorb sunlight. Finally, junction boxes, termination wires, and a frame are applied to complete the module assembly.

We maintain a robust quality and reliability assurance program that monitors critical process parameters and measures product performance to ensure that industry and more stringent internal standards are met. We also conduct acceptance testing for electrical leakage, visual quality, and power measurement on a solar simulator prior to preparing a module for shipment. Our quality and reliability tests complement production surveillance with an ongoing monitoring program, subjecting production modules to accelerated life stress testing to help ensure ongoing conformance to requirements of the International Electrotechnical Commission and Underwriters Laboratories Inc. These programs and tests help assure delivery of power and performance in the field with a high level of product quality and reliability.

Research and Development

Our R&D model differentiates us from much of our competition due to its vertical integration, from advanced research to product development, manufacturing, and applications. We continue to devote substantial resources to our R&D efforts, which generally focus on continually improving the wattage and energy yield of our solar modules. We also have R&D programs to improve module durability and manufacturing efficiencies, including throughput, volume ramp, and material cost reduction. We continue to invest significant financial resources in such initiatives as the construction and operation of a dedicated perovskite development line and a dedicated thin film R&D innovation center in Ohio. This R&D innovation center, which features a manufacturing scale production pilot line, enables the production of full-sized prototypes of thin film single-junction and tandem PV modules, supporting the implementation of our technology roadmap. Based on publicly available information, we are one of the leaders in R&D investment among PV solar module manufacturers.

In the course of our R&D activities, we explore various technologies in our efforts to sustain competitive differentiation in our modules. We primarily conduct our R&D activities and qualify process and product improvements for full production at our Perrysburg, Ohio facilities and systematically deploy them to our other facilities. We believe our systematic approach to technology change management enables continuous improvements and ensures uniform adoption across our production lines. In addition, our production lines are replicas or near replicas of each other and, as a result, a process or production improvement on one line can be rapidly and reliably replicated across other production lines.

We regularly produce research cells in our laboratories, some of which are tested for performance and certified by independent labs, such as the National Renewable Energy Laboratory. Cell efficiency measures the proportion of light converted to electricity in a single solar cell under standard test conditions. Our research cells are produced using laboratory equipment and methods and are not intended to be representative of our manufacturing capability. We currently hold two world records for CdTe PV cell efficiency, achieving an independently certified research cell efficiency of 23.1% and a module aperture area efficiency of 19.9%. We continue to evaluate opportunities to develop and leverage thin film tandem technologies and believe such tandem applications have the potential to significantly increase the efficiency of PV modules beyond the limits of traditional single-junction devices.

Responsible Solar

First Solar's approach to responsible solar is interwoven into every aspect of our business and product life cycle, from raw materials sourcing and manufacturing to end-of-life recycling. Our thin film modules are manufactured through an integrated process that uses less energy, water, and semiconductor material than conventional crystalline silicon modules. As part of our commitment to responsible sourcing and zero tolerance for forced labor, First Solar ensures that no module components are sourced from Xinjiang, China, and that no suppliers are connected to entities on the Uyghur Forced Labor Prevention Act entity list.

In addition to not relying on Chinese crystalline silicon supply chains, our thin film module technology has the fastest energy payback time, smallest carbon footprint, and lowest water use of any commercially available PV solar technology, measured on a lifecycle basis that accounts for the energy, raw materials, water usage, and transportation across the supply chain, manufacturing process, and end-of-life module recycling. In less than two months, First Solar Series 7 PV modules can produce more energy than was required to manufacture them. This corresponds to an approximately 190-fold energy return on investment over a 30-year project lifetime, providing an abundant net energy gain to the electricity grid.

First Solar modules are designed for high-value recycling to maximize material recovery and contribute to a circular economy. Our recycling process recovers more than 90% of module materials for reuse, providing high quality secondary resources for new solar modules and other glass, rubber, steel, and aluminum products. First Solar has a unique and long-standing leadership position in PV recycling, having established the industry's first global recycling program in 2005 and recycled more than 400,000 metric tons of PV modules to date.

Financial Stability

In addition to our responsible solar commitments, we are also committed to creating long-term shareholder value through a decision-making framework that delivers a balance of growth, profitability, and liquidity. This framework has enabled us to fund our module manufacturing and capacity expansion initiatives primarily using cash flows generated by our operations and by maintaining appropriate debt levels based on cash flow expectations. Our financial stability provides strategic optionality as we evaluate how to invest in our business and generate returns for our shareholders. Our financial stability also enables us to offer meaningful warranties, which provide us with a competitive advantage relative to many of our peers in the solar industry. Furthermore, we expect our financial discipline and ability to manage operating costs to enhance our profitability as we continue to scale our business.

Market Overview

Solar energy is one of the fastest growing forms of renewable energy with numerous benefits, including economic benefits and speed of deployment, which make it an attractive complement to or substitute for traditional forms of energy generation. In recent years, the cost of electricity from PV solar power systems has generally been competitive with or below other forms of generation. Other technological developments in the renewable energy industry, such as the advancement of energy storage capabilities, have further enhanced the prospects of solar energy as an attractive complement to traditional forms of energy generation. As a result of these and other factors, worldwide solar markets continue to develop and expand.

Government incentive programs, such as those enacted under the Inflation Reduction Act of 2022 (the "IRA") as amended by the One Big Beautiful Bill Act of 2025 ("OBBBA"), have contributed to this momentum by providing solar module manufacturers, project developers, and project owners with various incentives to accelerate the deployment of solar power generation. Among other things, the IRA (i) reinstates the 30% investment tax credit for qualifying solar projects that meet certain wage and apprenticeship requirements, (ii) extends the production tax credit ("PTC") to include energy generated from solar projects, (iii) provides incremental investment and production tax credits for solar projects that meet certain domestic content and location requirements, and (iv) offers tax credits for solar modules and solar module components manufactured in the United States and sold to third parties. In light of such regulatory developments, we have recently commenced or completed certain manufacturing expansion activities in the United States, and we continue to evaluate opportunities for future expansion worldwide, as described below under "Global Markets." For more information about certain risks associated with the IRA, see Item 1A. "Risk Factors – We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected."

Given the combination of (i) a European market captured by Chinese solar modules, where pricing is at levels near or below manufacturing costs, (ii) an Indian market effectively closed to Southeast Asian products, (iii) a general supply and demand imbalance for Southeast Asian products, and (iv) certain tariffs on modules imported into the United States, we have reduced production of Series 6 modules at our international manufacturing facilities. Module average selling prices in many global markets have declined. However, recent module pricing in the United States, our primary market, has remained stable due, in part, to the rising demand for domestically manufactured modules as a result of the IRA, energy tax credit eligibility restrictions (including foreign-entity-related limitations) as amended by the OBBBA, and tariffs on modules imported into the United States. In light of these market realities, we continue to advocate for industrial and trade policies that provide a level playing field for manufacturers of solar cells and modules. We also continue to focus on our strategies and points of differentiation, which include our proprietary advanced module technology, our manufacturing process and distributed manufacturing presence, our localized supply chain, our R&D capabilities, our commitment to responsible solar, and our financial stability.

Global Markets

Energy markets are, by their nature, localized, with different factors impacting electricity generation and demand in a particular region or for a particular application. Further, overall electric load growth, especially as a result of artificial intelligence ("AI")-driven data center demand, continues to increase. Accordingly, our business is evolving worldwide and is shaped by the varying ways in which our modules can provide compelling and economically viable solutions to energy needs in various markets. We are currently focusing on markets, including those listed below, in which our CdTe solar modules provide certain advantages over conventional crystalline silicon solar modules, including (i) high insolation climates in which our modules provide a superior temperature coefficient, (ii) humid environments in which our modules provide a superior spectral response, (iii) markets that value responsible sourcing through transparent supply chain reporting and ethical business practices, and (iv) markets that promote renewable energy investments through supportive policy environments. To the extent our production capacity expands in future periods, and policy environments are supportive, we have the potential to extend our focus to additional geographic markets.

United States. Multiple markets within the United States, which accounted for 96% of our 2025 net sales, exemplify favorable characteristics for a solar market, including (i) sizeable and growing electricity needs, driven largely by data center demand and other demand growth across a large number of utility service territories; (ii) strong demand for renewable energy generation; (iii) abundant solar resources; and (iv) demand for domestically manufactured modules. In those areas and applications in which these factors are more pronounced, our PV solar modules compete favorably on an economic basis with traditional forms of energy generation. The market penetration of PV solar is also impacted by certain federal and state incentive programs described below under "Incentive Programs." The U.S. currently has an installed solar generation capacity of approximately 266 GW, and, in 2025 alone, the U.S. installed over 30 GW of utility-scale solar capacity. Following the 2024 U.S. elections, the current U.S. Presidential administration has committed to an economic mandate focused on growth, reducing inflation, reshoring manufacturing and jobs, and championing innovation, including AI. The U.S. is expected to need significant new power generation capacity as domestic power demand is expected to increase up to 3.5% annually through 2040, a significant portion of which is expected to be driven by data center growth. As a result of such market opportunities, we are in the process of expanding our U.S. manufacturing capacity, including the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026.

India. India represents the third largest global market for PV solar energy with an installed solar generation capacity of approximately 132 GW. In addition, the government has established aggressive renewable energy targets, which include increasing the country's overall renewable energy capacity to 500 GW by 2030, becoming energy independent by 2047, and establishing a net-zero carbon emissions target by 2070. Based on these targets, it is projected that the installed solar energy generation capacity will be approximately 280 GW by 2030. The government has also announced a series of policy and regulatory measures to incentivize domestic manufacturing of PV solar modules, as described below under "Incentive Programs." These targets, policies, and regulatory measures are expected to help create significant and sustained demand for PV solar energy. In addition to these factors, our CdTe solar technology is well suited for the India market given its hot and humid climate conditions. As a result of such market opportunities and renewable targets, we recently expanded production of Series 7 modules at our first manufacturing facility in India, bringing our total installed nameplate production capacity in the country to 3.2 GW.

Incentive Programs

Although we compete in markets that do not require solar-specific government incentive programs, our net sales and profits remain subject to variability based on the scope of tax and production incentives, renewable portfolio standards, tendering systems, and other support programs intended to stimulate economies, achieve decarbonization initiatives, and/or establish greater energy independence. Such programs continue to influence the demand for PV solar energy around the world.

United States. In the United States, incentive programs exist at both the federal and state levels and may take the form of investment and production tax credits, sales and property tax exemptions and abatements, and/or renewable energy targets. However, the current U.S. presidential administration and control of the U.S. Congress present uncertainty as to such incentive programs. For more information about certain risks associated with such incentives, see Item 1A. "Risk Factors – We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected." and "Risk Factors – Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of PV solar products, which may significantly reduce demand for our modules." For more information about pending and ongoing developments related to IRA regulations post-OBBBA, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Trends and Uncertainties." Government incentives include the following:

- *Advanced Manufacturing Production Credit*. In August 2022, the previous U.S. President signed the IRA into law, which was intended to accelerate the country's ongoing transition to clean energy. The provisions of the IRA are generally effective for tax years beginning after 2022. As discussed above, the IRA offers various tax credits, including the advanced manufacturing production credit, pursuant to Section 45X of the Internal Revenue Code (the "IRC"), for solar modules and certain solar module components manufactured in the United States and sold to third parties. Such credit may be refundable by the Internal Revenue Service ("IRS") or transferable to a third party and is available from 2023 through 2032, subject to phase down beginning in 2030. For eligible components, the credit is equal to (i) $12 per square meter for a PV wafer, (ii) 4 cents multiplied by the capacity of a PV cell in watts, and (iii) 7 cents multiplied by the capacity of a PV module in watts. Such financial incentives are expected to increase both the demand for, and the domestic manufacturing of, solar modules and solar module components in the United States. Subsequent legislation, including the OBBBA enacted in July 2025, has introduced additional eligibility restrictions (including foreign-entity-related limitations) to the advanced manufacturing product credits which may impact both the demand and supply of domestically manufactured solar module components. For more information about certain risks associated with the benefits available to us under the IRA (post-OBBBA), see Item 1A. "Risk Factors – We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected." For more information about pending and ongoing developments related to the IRA, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Trends and Uncertainties."

- *Investment and Production Tax Credits*. At the federal level, investment and production tax credits for energy systems have been enacted and modified periodically over several decades. The current federal tax regime for utility-scale solar is primarily governed by the technology-neutral clean electricity investment tax credit ("ITC") under Section 48E and the clean electricity production tax credit ("PTC") under Section 45Y, which were enacted as part of the IRA. These credits require projects to satisfy certain wage and apprenticeship requirements and to meet specified beginning-of-construction standards, which may be achieved by certain qualifying procurement activities or physical work activities. Although the IRA originally provided for long-term availability of the 45Y and 48E credits subject to an emissions-based phase-down beginning no earlier than 2032, the OBBBA amended the availability of these credits for wind and solar energy projects by imposing an accelerated termination framework in addition to certain foreign-entity-related limitations. Under the OBBBA and related U.S. Treasury and IRS guidance, utility-scale solar projects generally must begin construction by early July 2026 to remain eligible for the 45Y or 48E credits, with projects that satisfy applicable beginning-of-construction and continuity requirements potentially eligible to be placed in service through 2030. As a result, the availability and value of federal tax credits for utility-scale solar have become more dependent on development timelines, interconnection progress, and procurement and construction sequencing. The economic benefit of these credits also depends, in part, on the availability of tax equity financing or the ability to transfer such credits to other taxpayers.

Various proposed and contemplated environmental, federal permitting, and tax policies may create regulatory uncertainty in the renewable energy sector, including the solar energy sector. For more information about the risks associated with these potential government actions, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results."

Modules Business

Our modules business involves the design, manufacture, and sale of CdTe solar modules, which convert sunlight into electricity. Since the inception of First Solar, our modules have used our advanced thin film semiconductor technology. Our Series 6 Plus module is a glass laminate approximately 4ft x 6ft in size that encapsulates thin film PV semiconductor materials. Our Series 7 module has a larger form factor of approximately 4ft x 7ft in size. At the end of 2025, our Series 6 Plus and Series 7 modules had an average power output of 464 watts and 532 watts, respectively.

Raw Materials

Our module manufacturing process uses approximately 30 types of raw materials and components to construct a solar module, including CdTe, front glass coated with transparent conductive oxide, other semiconductor materials, organics such as adhesives, heat-strengthened back glass, frames, packaging components such as interlayer, junction boxes, wire assemblies, and solar connectors. Before we use these materials and components in our manufacturing process, a supplier must undergo rigorous qualification procedures, and we continually evaluate new suppliers as part of our cost reduction roadmap and expansion activities. When possible, we attempt to use suppliers that can provide a raw material supply source that is near our manufacturing locations, reducing the cost and lead times for such materials. For more information about the risks associated with our supply chain, see Item 1A. "Risk Factors – Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us."

Customers

Our customers include system developers, independent power producers, utilities, commercial and industrial companies, large corporate energy buyers, and other system owners and operators. During 2025, we sold the majority of our solar modules to customers with projects in the United States. During 2025, Silicon Ranch Corporation and NextEra Energy each accounted for 10% or more of our modules business net sales. For more information about risks related to our customers, see Item 1A. "Risk Factors – The loss of any of our large customers, or the inability of our customers and counterparties to perform under their contracts with us, including through terminations by customers of any contract in part or in full, has reduced and, in the future, could significantly reduce our net sales and negatively impact our results of operations."

We continue to focus on certain key geographic markets, particularly in areas with abundant solar resources, durable electricity load growth, and a diverse set of customers. Regulated utilities continue to invest in utility-scale solar to meet growing electricity demand, replace retiring generation assets, manage long-term power costs, and support system reliability, often through utility-owned projects or long-term power purchase agreements. Corporate buyers —particularly technology, data infrastructure, manufacturing, and logistics companies with significant electricity requirements—are increasingly active participants in the market, primarily through long-term offtake arrangements designed to secure large volumes of electricity from utility-scale solar projects. Independent power producers and infrastructure-oriented investors play a central role in developing, owning, and financing these projects, typically supported by contracted revenues with creditworthy counterparties.

Additionally, the unprecedented expansion of data centers, AI workloads, electrification of industrial processes, and broader economic growth has increased demand for new generation capacity and has expanded the number of potential buyers of our modules, as utility-scale solar offers low-cost, rapidly deployable new generation. Long-term power solar purchase agreements provide customers with price certainty and protection from fuel and wholesale power price volatility, thereby mitigating their long-term ownership risks when partnering with stable companies that can provide affordable, fast-to-market generation.

Competition

The solar energy and renewable energy sectors are highly competitive and continually evolving as participants in these sectors strive to distinguish themselves within their markets and compete within the larger electric power industry. Among PV solar module manufacturers, the principal method of competition is sales price per watt, which may be influenced by several module value attributes, including wattage (through a larger form factor or an improved conversion efficiency), energy yield, degradation, sustainability, and reliability. Sales price per watt may also be influenced by warranty terms, customer payment terms, and/or module attributes. We face intense competition for sales of solar modules, which may result in reduced selling prices and loss of market share. Our primary source of competition is crystalline silicon module manufacturers, the majority of which are linked to China. Allegations of forced labor in the Chinese solar supply chain have emerged in recent years, which means we also compete on our approach to responsible sourcing and supply chain due diligence. Our differentiated technology, integrated manufacturing process, and tightly controlled supply chain help limit the risks associated with outsourcing and the multiple supply tiers of conventional crystalline silicon module manufacturing.

We also expect to compete with future entrants into the PV solar industry and existing market participants that offer new or differentiated technological solutions. For additional information, see Item 1A. "Risk Factors – Our failure to further refine our technology and develop and introduce improved PV products, including as a result of delays in implementing planned advancements, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share."

Certain of our existing or future competitors, including many linked to China, may have direct or indirect access to sovereign capital or other forms of state support, which could enable such competitors to compromise intellectual property and operate at minimal or negative operating margins for sustained periods of time. Our results of operations could be adversely affected if competitors maintain module pricing at levels near or below their manufacturing costs, bid aggressively low prices for module sale agreements, or are able to operate at minimal or negative operating margins for sustained periods of time. We believe the solar industry may experience periods of structural imbalance between supply and demand, which could lead to periods of low pricing and demand volatility. For additional information, see Item 1A. "Risk Factors – Competition in solar markets globally and across the solar value chain is intense and could remain that way for an extended period of time. The solar industry may experience periods of structural imbalance between global PV module supply and demand that result in periods of pricing volatility, which could have a material adverse effect on our business, financial condition, and results of operations."

Competition within our primary markets is influenced, in part, by evolving federal policies that affect equipment sourcing, project economics, and market access. For example, in India solar procurement is shaped, in part, by domestic content requirements and approved-vendor regimes that condition eligibility on certain government-backed procurement. Such policies favor Indian manufacturers and developers with compliant supply chains while increasing barriers for foreign suppliers, including Chinese manufacturers, thereby altering relative cost structures and competitive positioning. In the United States, competition is influenced primarily through incentive-based domestic content requirements and restrictions related to foreign entities of concern ("FEOC"), which affect eligibility for certain federal tax credits rather than imposing absolute sourcing mandates. Such U.S. policies incentivize the use of U.S.-manufactured or non-Chinese equipment and can advantage competitors with established domestic supply relationships, vertically integrated operations, or access to compliant suppliers. As a result, competition in both markets increasingly reflects not only price, scale, and execution capability, but also the ability to navigate regulatory requirements, secure compliant equipment, and manage supply-chain and financing risk associated with changing trade and industrial policies. For additional information, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results*."*

Limited Solar Module Warranties

We provide a limited PV solar module warranty covering defects in materials and workmanship under normal use and service conditions for up to 12.5 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years. Among other things, our solar module warranty also covers the resulting power output loss from cell cracking. For additional information on our solar module warranty programs, refer to Item 1A. "Risk Factors – Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share."

Solar Module Collection and Recycling

We are committed to mitigating the environmental impact of our products over their entire life cycle. As part of such efforts, we offer recycling services to help module owners meet their end-of-life ("EOL") obligations. In 2005, we voluntarily established the industry's first global and comprehensive module collection and recycling program, and in 2013 we implemented a "pay-as-you-go" recycling service. We continue to invest in module recycling technology improvements to increase recycling efficiency and reduce recycling prices for our customers. Our module recycling process is designed to maximize the recovery of materials, including the glass and encapsulated semiconductor material, for use in new modules or other products and enhances the sustainability profile of our modules. Approximately 90% of each collected First Solar module can be recycled into materials for reuse. We currently operate recycling facilities at our manufacturing sites in the United States, India, Malaysia, and Vietnam and at our former manufacturing facility in Germany.

For certain legacy customer sales contracts that were covered under the 2005 module collection and recycling program, which has since been discontinued, we agreed to pay the costs for the collection and recycling of qualifying solar modules, and the end users agreed to notify us, disassemble their solar power systems, package the solar modules for shipment, and revert ownership rights over the modules back to us at the end of the modules' service lives.

For modules covered under our program that were previously sold into and installed in the EU, we continue to maintain a commitment to cover the estimated collection and recycling costs consistent with our historical program. The EU's Waste Electrical and Electronic Equipment ("WEEE") Directive places the obligation of recycling (including collection, treatment, and environmentally sound disposal) of electrical and electronic equipment products upon producers and is applicable to all PV solar modules in EU member states. As a result of the transposition of the WEEE Directive by the EU member states, we have adjusted our recycling offerings, as required, to ensure compliance with specific EU member state WEEE regulations.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of patents, trademarks, and trade secrets, as well as associate and third-party confidentiality agreements, to safeguard our intellectual property. We regularly file patent applications to protect inventions arising from our R&D activities in the United States and other countries. Our patent applications and any future patent applications may not result in a patent being issued with the scope of the claims we seek, or at all, and any patents we may receive may be challenged, invalidated, or declared unenforceable. In addition, we have registered and/or have applied to register trademarks and service marks in the United States and a number of foreign countries for "First Solar."

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our PV solar module manufacturing processes, including our unique materials sourcing, involve proprietary know-how, technology, or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms, and procedures. We have taken security measures to protect these elements. Our R&D personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates, to the extent permitted by law, to assign to us all of the inventions, designs, and technologies they develop during the course of their employment with us that are directed towards our actual or anticipated business.

Regulatory, Environmental, Health, and Safety Matters

We are subject to various federal, state, local, and international laws and regulations, and are often subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and other matters. The impact of these laws and requirements may increase our overall costs and may delay, prevent, or increase the cost of manufacturing PV modules. As we operate in the U.S. and internationally, we are also subject to the application of U.S. trade laws and trade laws of other countries. Such trade laws and policies, or any other U.S. or global trade remedies or other trade barriers that apply to us given our global operations, may directly or indirectly affect our business, financial condition, and results of operations. See Item 1A. "Risk Factors – Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of PV solar products, which may significantly reduce demand for our modules."

We are also subject to the application of various anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities, and others (e.g., the U.S. Foreign Corrupt Practices Act (the "FCPA") and the U.K. Bribery Act) that extend their application to activities outside their country of origin. We may compete for contracts in and/or source materials from countries that require substantial government contact and where norms can differ from U.S. standards, and not all competitors are subject to compliance with the same anti-bribery laws. See Item 1A. Risk Factors – "We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act, and other foreign anti-bribery laws."

We are also subject to various federal, state, local, and international laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water; the use, management, and disposal of hazardous materials and wastes; occupational health and safety; and the cleanup of contaminated sites. Our operations include the use, handling, storage, transportation, generation, and disposal of hazardous materials and wastes. Therefore, we could incur substantial costs, including cleanup costs, fines, and civil or criminal sanctions and costs arising from third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental and occupational health and safety laws and regulations or non-compliance with environmental permits required for our operations. We believe we are currently in substantial compliance with applicable environmental and occupational health and safety requirements and do not expect to incur material expenditures for environmental and occupational health and safety controls in the foreseeable future.

However, future developments such as the implementation of new, more stringent laws and regulations, more aggressive enforcement policies, or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, or results of operations. See Item 1A. "Risk Factors – Environmental obligations and liabilities could have a substantial negative impact on our business, financial condition, and results of operations."

From time to time, we may also be subject to government policies or laws intended to protect human rights. For example, in late 2021 the previous U.S. President signed the Uyghur Forced Labor Prevention Act, which bans the import of goods from China's Xinjiang region into the United States due to concerns about forced labor practices in the region, which provides more than a third of the world's polysilicon supply. While we do not use polysilicon in our solar modules, which mitigates the potential supply chain disruptions and human rights risks associated with such import ban, the implementation of similar restrictions or trade embargoes on the purchase of certain materials or equipment necessary to sustain our manufacturing operations may require expenditures and process changes to ensure our supply chain remains free of such materials, which could have a material adverse effect on our business, financial condition, or results of operations. We are committed to protecting human rights, enforcing fair labor practices, and addressing the potential risks of forced labor across our own operations and the operations of our suppliers.

Human Capital

As of December 31, 2025, we had approximately 7,900 associates (our term for full and part-time employees), the majority of which work in the United States, Malaysia, India, and Vietnam.

Our success depends, to a significant extent, on our ability to attract, train, and retain management, operations, sales, and technical talent, including associates in foreign jurisdictions. We strive to attract and retain qualified individuals globally to further our mission of providing cost-advantaged solar technology through rigorous safety practices, innovation, customer engagement, industry leadership, and operational excellence. We prohibit discrimination based on race, color, religion, sex, age, national origin, veteran status, disability, sexual orientation, or gender identity. As part of our global talent management process, we engage in succession planning by prioritizing the development and retention of associates in critical roles.

We follow a pay-for-performance model in which associates are compensated for achieving goals and associated metrics and demonstrating First Solar values. We review associate compensation on a regular basis to ensure internal and external equity, including, among other things, minimum wage and living wage assessments across our global operations. We offer competitive compensation and benefits to our associates, including, for example, health care and other insurance benefits, retirement programs, paid time off, paid parental leave, flexible work schedules, and education assistance, depending on eligibility.

We are committed to developing and providing career growth opportunities for our associates. We believe a strong values-based and inclusive culture is essential to the success of our company. We gather and respond to associate feedback in a variety of ways, including through anonymous, periodic associate engagement surveys, pulse surveys, town halls, and one-on-one interactions. Additionally, we have integrated career advancement, mentorship, and leadership programs to ensure the professional growth and development of our talent worldwide.

Other than our associates in Vietnam and Sweden, none of our associates are currently represented by labor unions or covered by a collective bargaining agreement. Our associates in Vietnam are represented by the Vietnam General Confederation of Labor. Our associates in Sweden are represented by the Engineers of Sweden. As we continue to expand domestically and internationally, we may encounter regional laws that mandate union representation or associates who desire union representation or a collective bargaining agreement. We recognize that in the locations where we operate, employees have the right to freely associate or not associate with third-party labor organizations, along with the right to bargain or not to bargain collectively in accordance with local laws.

Available Information

We maintain a website at www.firstsolar.com. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information contained in or connected to our website is not incorporated by reference into this report. We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures are typically included within the Investor Relations section of our website at investor.firstsolar.com. Accordingly, investors should monitor such portions of our website in addition to following our press releases, SEC filings, and public conference calls and webcasts. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding issuers, such as First Solar, that file electronically with the SEC.

Information about Our Executive Officers

Our executive officers and their ages and positions as of February 24, 2026 were as follows:

Name	Age	Position
Mark R. Widmar	60	Chief Executive Officer
Alexander R. Bradley	44	Chief Financial Officer
Georges Antoun	63	Chief Commercial Officer
Michael Koralewski	54	Chief Supply Chain Officer
Kuntal Kumar Verma	53	Chief Manufacturing Officer
Patrick Buehler	48	Chief Product Officer
Markus Gloeckler	52	Chief Technology Officer
Caroline Stockdale	62	Chief People and Communications Officer
Jason Dymbort	48	General Counsel and Secretary
Samantha Sloan	48	Executive Vice President - Corporate Affairs

Mark R. Widmar was appointed Chief Executive Officer in July 2016. He joined First Solar in April 2011 as Chief Financial Officer and also served as First Solar's Chief Accounting Officer from February 2012 through June 2015. From March 2015 to June 2016, Mr. Widmar served as the Chief Financial Officer and through June 2018, served as a director on the board of the general partner of 8point3 Energy Partners LP ("8point3"), the joint yieldco formed by First Solar and SunPower Corporation in 2015 to own and operate a portfolio of selected solar generation assets. Prior to joining First Solar, Mr. Widmar served as Chief Financial Officer of GrafTech International Ltd., a leading global manufacturer of advanced carbon and graphite materials, from May 2006 through March 2011. Prior to joining GrafTech, Mr. Widmar served as Corporate Controller of NCR Inc. from 2005 to 2006, and was a Business Unit Chief Financial Officer for NCR from November 2002 to his appointment as Controller. He also served as a Division Controller at Dell, Inc. from August 2000 to November 2002. Mr. Widmar also held various financial and managerial positions with Lucent Technologies Inc., Allied Signal, Inc., and Bristol Myers/Squibb, Inc. He began his career in 1987 as an accountant with Ernst & Young. He holds a Bachelor of Science in business accounting and a Master of Business Administration from Indiana University.

Alexander R. Bradley was appointed Chief Financial Officer in October 2016. He joined First Solar in May 2008, and previously served as Vice President of both Treasury and Project Finance, leading or supporting the structuring, sale, and financing of over $10 billion and approximately 2.7 GW of the Company's worldwide development assets, including several of the largest PV power plant projects in North America. From June 2016 to June 2018, Mr. Bradley also served as an officer and board member of the general partner of 8point3. Prior to joining First Solar, Mr. Bradley worked at HSBC in investment banking and leveraged finance, in London and New York, covering the energy and utilities sector. He received his Master of Arts from the University of Edinburgh, Scotland. He serves as a member of the board of directors of Sandisk Corporation.

Georges Antoun was appointed Chief Commercial Officer in July 2016. He joined First Solar in July 2012 as Chief Operating Officer before being appointed as President, U.S. in July 2015. Mr. Antoun has over 30 years of operational and technical experience, including leadership positions at several global technology companies. Prior to joining First Solar, Mr. Antoun served as Venture Partner at Technology Crossover Ventures ("TCV"), a private equity and venture firm that he joined in July 2011. Before joining TCV, Mr. Antoun was the Head of Product Area IP & Broadband Networks for Ericsson, based in San Jose, California. Mr. Antoun joined Ericsson in 2007, when Ericsson acquired Redback Networks, a telecommunications equipment company, where Mr. Antoun served as the Senior Vice President of World Wide Sales & Operations. After the acquisition, Mr. Antoun was promoted to Chief Executive Officer of the Redback Networks subsidiary. Prior to Redback Networks, Mr. Antoun spent five years at Cisco Systems, where he served as Vice President of Worldwide Systems Engineering and Field Marketing, Vice President of Worldwide Optical Operations, and Vice President of Carrier Sales. Prior to Cisco Systems, he was the Director of Systems Engineering at Newbridge Networks, a data and voice networking company. Mr. Antoun started his career at Nynex (now Verizon Communications), where he was part of its Science and Technology Division. Mr. Antoun serves as a member of the board of directors of Marathon Digital Holdings and MARA Holdings, and serves on the Federal Reserve Bank of Atlanta's Energy Advisory Council. He is also the Chairman of the University of Louisiana's College of Engineering Dean's Advisory Council board. He earned a Bachelor of Science degree in engineering from the University of Louisiana at Lafayette and a Master of Science in information systems engineering from NYU Poly.

Michael Koralewski was appointed Chief Supply Chain Officer in November 2022 and is accountable for maintaining executive oversight of First Solar's strategic global supply chain. He previously served as First Solar's Chief Manufacturing Operations Officer and provides over 25 years of global operational experience to the executive leadership team. Mr. Koralewski joined First Solar in 2006, serving in several senior roles in operations and quality management, including Senior Vice President, Global Manufacturing since 2015; Vice President, Global Site Operations and Plant Manager since 2011; and Vice President, Global Quality since 2009. In all of these roles Mr. Koralewski has been significantly involved since the beginning of First Solar's manufacturing scaling and expansion from site selection through sustaining operations and supply chain development. Prior to joining First Solar, Mr. Koralewski worked at Dana Incorporated where he held several positions with global responsibility in operations and quality management. He earned a Bachelor of Science in chemical engineering from Case Western Reserve University and a Master of Business Administration from Bowling Green State University.

Kuntal Kumar Verma was appointed Chief Manufacturing Officer in November 2022 and previously served as First Solar's Chief Manufacturing Engineering Officer. He is responsible for First Solar's global manufacturing operations and engineering, including its performance and improvement roadmap, global technology scaling, new plant start-ups, and strategic initiatives. Mr. Verma joined First Solar in 2002, serving in progressively more senior roles in engineering and manufacturing, including Vice President, Global Manufacturing Engineering since 2012. Prior to joining First Solar, Mr. Verma held several engineering and operations positions at Reliance Industries Limited, India. He is a Master Black Belt in Six Sigma/Lean Manufacturing with an expert certification in Taguchi Methods (Robust Engineering) and a Certification in Production and Inventory Management from American Production and Inventory Control Society. He earned a Bachelor of Science in mechanical engineering from the National Institute of Technology in India, a Master of Science in industrial engineering from the University of Toledo, and a Master of Business Administration from Bowling Green State University.

Patrick Buehler was appointed Chief Product Officer in December 2022, having previously served as Chief Quality and Reliability Officer. Mr. Buehler has over 20 years of operational and technical experience. In his role, Mr. Buehler is responsible for all aspects of product lifecycle management, including understanding market demands, technology trends, and competition to facilitate implementation of new or enhanced products. Mr. Buehler maintains global leadership responsibility for quality and reliability, environmental, health, safety, and security, recycling technology process development and operations, customer service, program management, and strategic initiatives. Mr. Buehler joined First Solar in 2006, serving in progressively more senior technical and operations roles, including Vice President, Quality and Reliability since 2019. Prior to joining First Solar, Mr. Buehler held several roles in manufacturing, engineering, maintenance, and product development at DuPont de Nemours, Inc. and

Cummins, Inc. He earned a Bachelor of Science in mechanical engineering from the University of Cincinnati and a Master of Science in mechanical engineering from Purdue University.

Markus Gloeckler was appointed Chief Technology Officer in November 2020 after being appointed Co-Chief Technology Officer in July 2020. He is focused on driving First Solar's thin film PV module technology. Mr. Gloeckler has extensive experience guiding strategic research and development activities and served First Solar as Vice President and Chief Scientist before being promoted to Senior Vice President, Module Research and Development. He was instrumental in enabling First Solar's achievement of various world records relating to conversion efficiency for CdTe solar cells. In his role as Vice President of Research, he led the thin film technology transfer from General Electric to First Solar following the intellectual property acquisition in 2013. He joined First Solar in 2005 in an engineering function supporting First Solar's technology development after the initial launch of the Series 2 module. Mr. Gloeckler holds an undergraduate degree in microsystems engineering from the Regensburg University of Applied Sciences in Germany, and a Doctor of Philosophy in physics from Colorado State University.

Caroline Stockdale joined First Solar in October 2019 and serves as Chief People and Communications Officer. Prior to joining First Solar, she served as the Chief Executive Officer for First Perform, a provider of human resources services for a variety of customers, from Fortune 100 companies to start-ups. Previously, she served as Chief People Officer for Medtronic from 2010 to 2013 and EVP of Global Human Resources and Business Operations for Warner Music Group from 2005 to 2009. Before joining Warner Music Group, she served as the senior human resources leader in global divisions of American Express from 2002 to 2005 and General Electric from 1997 to 2002. Ms. Stockdale is a member of the Forbes Human Resources Council. Ms. Stockdale holds a Bachelor of Arts in political theories and institutions, and philosophy, from the University of Sheffield, England.

Jason Dymbort joined First Solar in March 2008 and was appointed General Counsel and Secretary in July 2020. He oversees First Solar's legal department worldwide, including its transactional, trade, intellectual property, compliance, and corporate governance functions. In addition to his duties as General Counsel and Secretary, Mr. Dymbort directs the Company's advocacy strategies, defining its responses to challenges and opportunities in areas such as trade and industrial policy. With nearly 18 years at First Solar, Mr. Dymbort's experience covers every aspect of the solar value chain, from developing and constructing solar projects to marketing and selling utility-scale solar assets to manufacturing and supply chains. Between 2015 and 2018, Mr. Dymbort served as General Counsel and Secretary for the general partner of 8point3 Energy Partners, then a publicly-traded yieldco and affiliate of First Solar. Before joining First Solar, Mr. Dymbort was a corporate attorney at Cravath, Swaine & Moore LLP. He holds a Juris Doctor degree from the University of Pennsylvania Law School, where he was a member of the Penn Law Review, and a bachelor's degree from Brandeis University.

Samantha Sloan joined First Solar in August 2009 and was appointed Executive Vice President of Corporate Affairs in April 2025. Ms. Sloan drives the Company's global policy and public affairs, corporate social responsibility, and corporate marketing efforts. In her role, Ms. Sloan primarily works to advocate for domestic energy technology innovation, R&D, manufacturing, and trade policy. She also oversees First Solar's global marketing and media relations activities, as well as research, disclosure, and reporting related to the Company's commitment to Responsible Solar. Before joining First Solar, Ms. Sloan served as the head of global strategic marketing of the semiconductor segment at Applied Materials, the world's leading materials engineering solutions company. Ms. Sloan holds a Bachelor of Science in Materials Science and Engineering from the University of California, Berkeley.

Item 1A. *Risk Factors*

An investment in our stock involves a high degree of risk. You should carefully consider the following information, together with the other information in this Annual Report on Form 10-K, before buying shares of our stock. If any of the following risks or uncertainties occur, our business, financial condition, and results of operations could be materially and adversely affected and the trading price of our stock could decline.

<p align="center">**Summary of Risk Factors**</p>

The following is a summary of the principal risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations and make an investment in our stock speculative or risky. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to Our Markets and Customers

- Competition in solar markets globally and across the solar value chain is intense and could remain that way for an extended period of time. The solar industry may experience periods of structural imbalance between global PV module supply and demand that result in periods of pricing volatility. If our competitors maintain module pricing at levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if global demand for PV modules decreases relative to installed production capacity, our business, financial condition, and results of operations could be adversely affected.

- The modification, reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results.

- The loss of any of our large customers, or the inability of our customers and counterparties to perform under their contracts with us, including through terminations by customers of any contract in part or in full, has reduced and, in the future, could significantly reduce our net sales and negatively impact our results of operations.

Risks Related to Our Operations, Manufacturing, and Technology

- We face intense competition from manufacturers of crystalline silicon solar modules; if global supply exceeds global demand, it could lead to a further reduction in the average selling price for PV solar modules, which could reduce our net sales and adversely affect our results of operations.

- Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.

- Our failure to further refine our technology and develop and introduce improved PV products, including as a result of delays in implementing planned advancements, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share.

- Several of our key raw materials and components, in particular CdTe, tellurium, products containing tellurium, and substrate glass, and manufacturing equipment are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays, especially as we expand or seek to expand our business, and/or impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

- Our failure to effectively manage module manufacturing and related costs, including costs related to raw materials and logistics services, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share.

- Our future success depends on our ability to effectively balance manufacturing production with market demand, effectively manage our cost per watt, and, when necessary, continue to build new manufacturing plants over time in response to market demand, all of which are subject to risks and uncertainties.

- We may be unable to generate sufficient cash flows or have access to the sources of external financing necessary to fund planned capital investments in manufacturing capacity and product development.

- Our failure to protect or successfully commercialize our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

Risks Related to Regulations

- We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected.

- Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of PV solar products, which may significantly reduce demand for our modules.

General Risk Factors

- Cybersecurity incidents or information or security breaches, or those of third parties with which we do business, could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Markets and Customers

Competition in solar markets globally and across the solar value chain is intense and could remain that way for an extended period of time. The solar industry may experience periods of structural imbalance between global PV module supply and demand that result in periods of pricing volatility, which could have a material adverse effect on our business, financial condition, and results of operations.

In the aggregate, we believe manufacturers of solar cells and modules have significant installed production capacity, relative to global demand, and the ability for additional capacity expansion. For example, we estimate that in 2025 approximately 105 GW of capacity was added by solar module manufacturers, primarily in China. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand, and that excess capacity will continue to put pressure on pricing. Module average selling prices in many global markets have declined. However, recent module pricing in the United States, our primary market, has remained stable due, in part, to the rising demand for domestically manufactured modules as a result of the IRA, energy tax credit eligibility restrictions (including foreign-entity-related limitations) as amended by the OBBBA, and tariffs on modules imported into the United States. There may be additional pressure on global demand and average selling prices in the future resulting from fluctuating demand in certain major solar markets, such as China. If our competitors maintain module pricing at levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if global demand for PV modules decreases relative to installed production capacity, our business, financial condition, and results of operations could be adversely affected.

The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results.

Although we believe that solar energy will experience widespread adoption in those applications where it competes economically with traditional forms of energy without any incentive programs, in certain markets our net sales and profits remain subject to variability based on the availability and size of government subsidies and economic incentives. Federal, state, and local governmental bodies in many countries have provided subsidies in the form of feed-in-tariff structures, rebates, tax incentives, and other incentives to end users, distributors, system integrators, and manufacturers of PV solar products. Many of these incentive programs expire, phase down over time, require renewal by the applicable authority, or may be amended. To the extent government incentive programs are reduced earlier than previously expected, are changed retroactively, or are not renewed, such changes have and could negatively impact demand and/or price levels for our solar modules, lead to a reduction in our net sales, and adversely impact our operating results.

Current regulatory policies, or any future changes or threatened changes to such policies, may subject us to significant risks, including the following:

- a reduction or removal of certain energy programs and initiatives and the incentives they provide may diminish the market for future solar energy off-take agreements, slow the retirement of aging fossil fuel plants, including the retirements of coal generation plants, and reduce the ability for solar project developers to compete for off-take agreements, which may reduce PV solar module sales;

- any limitations on the value or availability to manufacturers or potential investors of tax incentives that benefit solar energy production, sales, or projects, such as the Section 45X advanced manufacturing production credit, ITC, and PTC, as seen in the accelerated termination of certain energy tax credits under the "One Big Beautiful Bill" the U.S. President signed into law on July 4, 2025, could result in reducing such manufacturers' or investors' economic returns and could cause a reduction in the availability of financing, thereby reducing demand for PV solar modules;

- any incentives contingent upon domestic production of modules, such as tax incentives set forth under the IRA, could limit our ability to sell modules manufactured in certain foreign jurisdictions, which may adversely impact our module average selling prices and could require us to record significant charges to earnings should we determine that the manufacturing facilities and equipment in such foreign jurisdictions are impaired; and

- any effort to overturn federal and state laws, regulations, or policies that are supportive of solar energy generation or that remove costs or other limitations on other types of electricity generation that compete with solar energy projects could negatively impact our ability to compete with traditional forms of electricity generation and materially and adversely affect our business.

Application of trade laws may also adversely impact, either directly or indirectly, our operating results; for example, by impacting our customers' project costs, profitability, and their demand for our modules; or by impacting our own costs or disrupting our manufacturing or supply chains, and consequently negatively impacting demand and/or price levels for our solar modules, reducing our net sales, or affecting potential profitability of fulfilling customer contracts. We are therefore potentially subject to various risks, which include the following:

- any tariffs that reduce the profitability of contracts, whereby the cost of tariffs exceeds the amount able to be, or willing to be, absorbed by either us or the customer under the provisions of the contract and may lead to us or the customer cancelling such contract, potentially resulting in the reduction of future revenue, the loss of the contractual right to a termination payment from the customer, and potentially the required return of a previously received customer down payment;

- any reciprocal or other tariffs may place burdens on our customers' supply chains exclusive of module import costs, including through increased costs of trackers, inverters, transformers, and other imported equipment, which are often heavily dependent on Chinese supply chains. These and other costs could result in an inability for certain projects to generate profitable returns, and may lead to the delay or abandonment of such projects, thereby reducing or removing demand for currently contracted PV module sales; and

- any reduction in our ability to profitably import modules from our international manufacturing locations as a result of tariffs or other trade laws could lead to us significantly reducing capacity utilization at certain international manufacturing facilities. Such underutilization may lead to potential impairment of certain international equipment and facilities and may also increase our selling costs and reduce our competitiveness in the market, thereby reducing demand for our modules.

In some instances, the application of trade laws is currently beneficial to us, and changes in their application could have an adverse impact. The overall impact of trade laws on our business depends on multiple factors, including their duration, their scope and potential expansion thereof, enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these impacts. Recent developments include the following:

- *United States — IEEPA Tariffs*. In 2025, the U.S. President imposed a series of tariffs on nearly all U.S. trading partners pursuant to the International Emergency Economic Powers Act of 1977 ("IEEPA"). As it pertains to the countries where we manufacture solar modules, IEEPA tariffs applied to Vietnam (20%), India (25%), and Malaysia (19%). In August 2025, the U.S. President had imposed an additional 25% tariff on India over its purchases of Russian oil, resulting in an overall rate of 50%. On February 20, 2026, the U.S. Supreme Court ruled the IEEPA tariffs unlawful. President Trump responded immediately by revoking the IEEPA tariff actions and imposing new global tariffs pursuant to Section 122 of the Trade Act of 1974 ("Section 122"), which provides for tariffs up to 15% for a period of no more than 150 days. The additional, higher tariffs on imports from these countries has increased the costs of our solar modules manufactured in these countries with respect to our U.S. market. Further, such circumstances have and may continue to impact our ability to sell certain modules into the United States and therefore have and may continue to also impact the operational status of certain of our international manufacturing facilities. As a result, our operating results have and may continue to be adversely impacted by these tariffs.

- *United States — Additional Tariffs on Certain Chinese Imports*. The United States currently imposes tariffs on various articles imported from China, including tariffs of 50% on crystalline silicon solar cells and tariffs of 25% on modules, based on an investigation under Section 301 of the Trade Act of 1974. The U.S. President imposed an additional 10% tariff on all imports from China, related to the national security threat posed by China's trade in fentanyl and other illegal narcotics and a 10% reciprocal tariff on China, effective until November 10, 2026, under IEEPA. On February 20, 2026, the U.S. Supreme Court ruled the IEEPA tariffs unlawful, and President Trump immediately revoked the IEEPA tariff actions, including the additional tariffs on China, and replaced them with a new global tariff pursuant to Section 122. Our operating results could be adversely impacted by revocation of the IEEPA tariffs on China.

- *United States — Port Fees on Certain Chinese Vessel Operators and Chinese Vessel Owners.* On April 17, 2025, the Office of the U.S. Trade Representative published a notice of final action based on an investigation under Section 301 of the Trade Act of 1974 into China's targeting of the maritime, logistics, and shipbuilding sectors for dominance. The action imposes new port fees on Chinese vessel operators and/ or Chinese vessel owners as well as on non-Chinese operators of Chinese-origin vessels beginning on October 14, 2025. The level of fees is on a sliding scale per net ton or, in the case of non-Chinese operators, the higher of a net ton or container-based fee. Effective November 10, 2025, however, the United States suspended implementation of such action for one year. Once implemented, such fees may impact our logistics services and consequently impact our profitability and results of operations.

- *United States — Tariffs on Certain Foreign-imported Aluminum, Steel, Copper, Timber and Lumber.* Effective June 4, 2025, the U.S. President increased tariffs on imported aluminum and steel articles under Section 232 of the Trade Expansion Act of 1962 ("Section 232") from 25% to 50%. Effective August 1, 2025, the U.S. President imposed tariffs of 50% on copper under Section 232. Effective October 14, 2025, the U.S. President imposed tariffs of 10% on imported softwood timber and lumber products under Section 232. Such tariffs and policies, or any other U.S. or global trade remedies or other trade barriers, may directly or indirectly affect U.S. or global markets for solar energy and our business, financial condition, and results of operations.

- *United States — Potential Tariffs on Processed Critical Minerals and Derivative Products, Polysilicon, Robotics and Industrial Machinery.* On April 22, 2025, the U.S. Secretary of Commerce initiated an investigation to determine the effects on the national security of imports of processed critical minerals, as well as their derivative products, under Section 232; on July 1, 2025, the U.S. Secretary of Commerce initiated a Section 232 investigation to determine whether imports of polysilicon and its derivatives impair U.S. national security; and on September 2, 2025, the U.S. Secretary of Commerce initiated an investigation to determine the effects on the national security of imports of robotics and industrial machinery under Section 232. The scope of these investigations is potentially broad and may cover materials and equipment used in solar module manufacturing. These investigations may result in the imposition of tariffs or import restrictions, or may remove barriers on the imports of competitor products and materials, all of which could negatively impact demand and/or price levels for our solar modules and limit our growth, lead to a reduction in our net sales, or increase our costs, thereby adversely impacting our operating results.

- *United States — Antidumping and Countervailing Duties on Certain Imported Crystalline Silicon PV Cells and Modules.* The United States currently imposes AD/CVDs on certain imported crystalline silicon PV cells and modules from China and Taiwan. Such AD/CVDs can change over time pursuant to annual administrative reviews conducted by the U.S. Department of Commerce ("USDOC"), and a decline in duty rates or USDOC failure to fully enforce U.S. AD/CVD laws could have an adverse impact on our operating results. In August 2023, the USDOC issued final affirmative circumvention rulings, finding that solar modules completed in Cambodia, Malaysia, Thailand, and Vietnam using parts and components produced in China circumvent the pre-existing AD/CVD orders on China. Such duties apply to circumventing imports on or after June 6, 2024, as well as any circumventing imports prior to that date that were not used or installed on or before December 3, 2024. Our operating results could be adversely impacted if the USDOC and other U.S. government agencies do not enforce the affirmative circumvention rulings as expected or if pending litigation challenges result in a modification of the rulings. Conversely, effective enforcement could positively impact our operating results.

- *United States — Antidumping and Countervailing Duties on Certain Traded Solar Products.* In April 2024, the American Alliance for Solar Manufacturing Trade Committee, which includes First Solar, filed a set of AD/CVD petitions with the USDOC and the U.S. International Trade Commission ("USITC") to impose duties on certain unfairly traded solar products from Cambodia, Malaysia, Thailand, and Vietnam. On April 21, 2025, the USDOC announced final determinations in the AD/CVD investigations. Final AD/CVD rates ranged from de minimis to over 3,400%, depending on the particular foreign producer. On June 9, 2025, the USITC notified USDOC of its final affirmative determinations in the AD/CVD investigations. AD/CVD orders, including the assessment of AD/CVDs and suspension of liquidation of such products, were issued on June 9, 2025. On July 17, 2025, the Alliance for American Solar Manufacturing and Trade filed another set of AD/CVD petitions with the USDOC and the USITC to impose duties on unfairly traded crystalline silicon solar products from India, Indonesia, and Laos. In August 2025, the USITC issued affirmative preliminary determinations. The USDOC is expected to issue its preliminary countervailing duty determinations in February 2026 and preliminary antidumping duty determinations in April 2026.

- *India — Domestic and Foreign Imports.* The Approved List of Models and Manufacturers ("ALMM") was introduced in 2021 as a non-tariff barrier to incentivize domestic manufacturing of PV modules by approving the list of models and manufacturers who can participate in certain solar development projects. The ALMM is approved by the Ministry of New and Renewable Energy ("MNRE"), and any modifications to the ALMM and its application may affect future investments in solar module manufacturing in India. In April 2024, the government of India reimposed the ALMM, thereby requiring solar project developers to procure qualifying modules from companies on the list, which includes our Indian manufacturing facility. Also in April 2024, the ALMM was amended to include specific minimum conversion efficiency thresholds for CdTe solar technologies starting at 18% for solar lighting, 18.5% for rooftop applications, and 19% for utility-scale applications. In December 2024, the ALMM was amended to require nearly all solar development projects to use PV modules that contain domestically manufactured solar cells, which is expected to be effective for such projects completed on or after June 2026; in August 2025, the relevant list of qualifying entities was released, which included First Solar as an approved manufacturer. In September 2025, the MNRE released draft amendments that would require nearly all solar development projects to use PV modules that contain domestically manufactured wafers, which is expected to be effective for such projects completed on or after June 2028; the proposed list was released at that time, which included First Solar as an approved manufacturer. In November 2025, the MNRE released a draft proposal that would increase the minimum efficiency of PV modules for manufacturers to be included in the ALMM beginning in 2027. If enacted, the proposal would negatively impact our ability to sell modules within the Indian market. Our operating results could also be adversely impacted if the ALMM requirements are significantly relaxed to allow modules, solar cells, or certain other key module components to be imported from other countries.

- *India — Import Duty Tariffs.* In April 2022, the Indian government began imposing import duty tariffs of 40% on solar modules and 25% on solar cells. In connection with such April 2022 tariffs, the Indian government also implemented a regulation mandating that any solar project with federal utility, state utility, or commercial and industrial off-takers that interconnects through government owned transmission lines only use solar modules from manufacturers included in the ALMM, and a requirement that all federal procurement of solar modules be only from cells and modules produced domestically. However, in February 2025, the Indian government began imposing import duty tariffs of 20% each on solar modules and cells and levied additional tax on certain commercial agricultural production, which included a tax of 20% on solar modules and 7.5% on solar cells. Therefore, the aggregate impact on the import of solar modules and cells is 40% and 27.5%, respectively.

These examples show that established markets for PV solar development face uncertainties arising from policy, regulatory, and governmental actions. While the expected potential of the markets we are targeting is significant, policy promulgation and market development are especially vulnerable to governmental inertia, political instability, changing government policy and priorities, the imposition or lowering of trade remedies and other trade barriers, geopolitical risk, fossil fuel subsidization, potentially stringent localization requirements, and limited available infrastructure. Any negative impacts from changes in policy, regulatory, and governmental actions could negatively affect our business, reduce our net sales, profitability and/or market share, and consequently affect our results of operations, prospects, and financial condition.

The loss of any of our large customers, or the inability of our customers and counterparties to perform under their contracts with us, including through terminations by customers of any contract in part or in full, has reduced and, in the future, could significantly reduce our net sales and negatively impact our results of operations.

Our customers include developers and operators of systems, utilities, independent power producers, commercial and industrial companies, and other system owners, who may experience intense competition at the system level, thereby constraining the ability for such customers to sustain meaningful and consistent profitability. The loss of any of our large customers, their inability to perform under their contracts, or their default in payment has reduced and, in the future, could significantly reduce our net sales and/or adversely impact our operating results. While our contracts with customers typically have certain firm purchase commitments and may require our customers to make payments to us if a contract is terminated in certain circumstances, those contract terms have in the past and may in the future be breached by our customers or subject to renegotiation. These contract breaches and renegotiations have and may continue to reduce the volume of modules sold under the relevant contracts, postpone delivery schedules, and/or otherwise decrease the revenue we realize under these contracts and, correspondingly, negatively impact, potentially significantly, our results of operations. This includes cases where our ability to subsequently resell solar modules sold under terminated and/or renegotiated contracts may be constrained by the project lead times of our customers, their required module specifications, or other factors. For example, on September 30, 2025, First Solar filed a complaint in the Supreme Court of the State of New York asserting that BP Solar Holding LLC and its affiliate Lightsource Renewable Energy Trading, LLC breached their contractual obligations with First Solar, having entered into various master supply agreements to purchase solar modules from First Solar and then refusing to pay the amounts owed under the purchase orders. See Part I Item 3. "Legal Proceedings" for additional information. Additionally, although we require some form of payment security from our customers, such as cash deposits, parent guarantees, bank guarantees, surety bonds, or commercial letters of credit, in the event the providers of such payment security fail to perform their obligations, our operating results could be adversely impacted.

An increase in interest rates or tightening of the supply of capital in the global financial markets (including a reduction in total tax equity availability) could make it difficult for customers to finance the cost of a PV solar power system and could reduce the demand for our modules and/or lead to a reduction in the average selling price for our modules.

Many of our customers depend on debt and/or equity financing to fund the initial capital expenditure required to develop, build, and/or purchase a PV solar power system. As a result, an increase in interest rates, or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers to secure the financing necessary to develop, build, purchase, or install a PV solar power system on favorable terms, or at all, and thus lower demand for our solar modules, which could limit our growth or reduce our net sales. For additional information, see the Risk Factor entitled, "The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results." In addition, we believe that a significant percentage of our customers install systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor's return on investment in a system, increase equity return requirements, or make alternative investments more attractive relative to PV solar power systems and, in each case, could cause these customers to seek alternative investments.

We may be unable to execute our long-term strategic plans, which could have a material adverse effect on our business, financial condition, or results of operations.

We face numerous difficulties in executing on our long-term strategic plans, particularly in new foreign jurisdictions, including the following:

- difficulty in competing against companies who may have greater financial resources and/or a more effective or established localized business presence and/or an ability to operate with minimal or negative operating margins for sustained periods of time;

- difficulty in competing successfully with other technologies, such as crystalline silicon, hybrid perovskites, tandem solar cells, or other thin films;

- difficulty in accurately prioritizing geographic markets that we can most effectively and profitably serve with our solar module offerings, including miscalculations in overestimating or underestimating addressable market demand;

- adverse public policies in countries we operate in and/or are pursuing, including local content requirements, the imposition of trade remedies, the removal of trade barriers, the imposition of tariffs, or capital investment requirements;

- business climates, such as that in China, that may have the effect of putting foreign companies at a disadvantage relative to domestic companies;

- unstable or adverse economic, social, and/or operating environments, including social unrest, currency, inflation, and interest rate uncertainties;

- the possibility of applying an ineffective commercial approach to targeted markets, including product offerings that may not meet market needs;

- difficulty in generating sufficient sales volumes at economically sustainable profitability levels;

- difficulty in timely identifying, attracting, training, and retaining qualified sales, technical, and other talent;

- difficulty in realizing the potential benefits of strategic acquisitions and investments;

- difficulty in maintaining proper controls and procedures as we expand our business operations in terms of geographical reach, including transitioning certain business functions to low-cost geographies, with any material control failure potentially leading to reputational damage and loss of confidence in our financial reporting;

- difficulty in competing successfully for market share in overall solar markets as a result of the success of companies participating in other solar segments in which we do not have significant historical experience, such as residential;

- difficulty in establishing and implementing a commercial and operational approach adequate to address the specific needs of the markets we are pursuing;

- difficulty in identifying effective local partners and developing any necessary partnerships with local businesses on commercially acceptable terms; and

- difficulty in balancing market demand and manufacturing production in an efficient and timely manner, potentially causing our manufacturing capacity to be constrained in some future periods or over-supplied in others.

Refer also to the Risk Factors entitled, "Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor, and tax conditions in the United States and/or foreign countries," "The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results," and "We may be unable to generate sufficient cash flows or have access to the sources of external financing necessary to fund planned capital investments in manufacturing capacity and product development."

Risks Related to Our Operations, Manufacturing, and Technology

We face intense competition from manufacturers of crystalline silicon solar modules; if global supply exceeds global demand, it could lead to a further reduction in the average selling price for PV solar modules, which could reduce our net sales and adversely affect our results of operations.

The solar and renewable energy industries are highly competitive and are continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. Within the global PV solar industry, we face intense competition from crystalline silicon module manufacturers. Existing or future module manufacturers might be acquired by larger companies with significant capital resources, thereby further intensifying competition with us. In addition, the introduction of a low-cost disruptive technology could adversely affect our ability to compete, which could reduce our net sales and adversely affect our results of operations.

We expect to compete with future entrants into the PV solar industry and existing market participants that offer new or differentiated technological solutions. For example, while conventional solar modules are monofacial, meaning their ability to produce energy is a function of direct and diffuse irradiance on their front side, most module manufacturers offer bifacial modules that also capture diffuse irradiance on the back side of a module. Such technology can improve the overall energy production of a module relative to nameplate power when applied in certain applications, which could potentially lower the overall LCOE of a system when compared to systems using conventional solar modules, including the modules we currently produce. Additionally, certain module manufacturers have introduced n-type mono-crystalline modules, such as tunnel oxide passivated contact ("TOPCon") modules, which may provide certain improvements to module efficiency, temperature coefficient, and bifacial performance, and claim to provide certain degradation advantages compared to other mono-crystalline modules. Finally, many of our competitors are promoting modules with larger overall area based on the use of larger silicon wafers. While the transition to such larger wafers would increase nameplate power, we believe the associated production cost would not improve significantly.

Even if demand for solar modules continues to grow, the rapid manufacturing capacity expansion undertaken by many module manufacturers in China and certain parts of Southeast Asia, particularly manufacturers of crystalline silicon wafers, cells, and modules, has created and may continue to cause periods of structural imbalances between supply and demand. For additional information, see the Risk Factor entitled, "Competition in solar markets globally and across the solar value chain is intense and could remain that way for an extended period of time. The solar industry may experience periods of structural imbalance between global PV module supply and demand that result in periods of pricing volatility, which could have a material adverse effect on our business, financial condition, and results of operations." In addition, we believe any significant decrease in the cost of silicon feedstock or polysilicon would reduce the manufacturing cost of crystalline silicon modules and lead to further pricing pressure for solar modules and potentially an oversupply of solar modules.

Our competitors have decided, and in the future could decide, to reduce their sales prices in response to competition, even below their manufacturing costs, in order to generate sales, and may do so for a sustained period. Certain competitors, including many in China, may have direct or indirect access to sovereign capital or other forms of state support, which could enable such competitors to operate at minimal or negative operating margins for sustained periods of time. As a result, we may be unable to sell our solar modules at attractive prices, or for a profit, during any period of excess supply of solar modules, which would reduce our net sales and adversely affect our results of operations. Additionally, we may decide to lower our average selling prices to customers in certain markets in response to competition, which could also reduce our net sales and adversely affect our results of operations.

Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.

We perform a variety of module quality and life tests under different environmental conditions upon which we base our assessments of future module performance over the duration of the warranty. However, if our thin film solar modules perform below expectations, we could experience significant warranty and related expenses, damage to our market reputation, and erosion of our market share. With respect to our modules, we provide a limited warranty covering defects in materials and workmanship under normal use and service conditions for up to 12.5 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years. Among other things, our solar module warranty also covers the resulting power output loss from cell cracking.

We have identified manufacturing issues affecting certain Series 7 modules manufactured in 2023 and 2024 that may cause the modules to experience premature power loss once installed in the field. We currently believe the primary causes of the issues have been identified and we have taken actions to address such issues. The ultimate loss we will incur for these manufacturing issues will depend on the extent of the premature power loss that is experienced in relation to the obligations under our limited product warranties, as well as any additional commitments we may make to remediate the affected modules. Based on currently available information, various settlement agreements with customers, and certain assumptions and estimates, we believe a reasonable estimate of the aggregate remaining losses related to these manufacturing issues will range from approximately $35 million to $75 million. Within that range, we recorded a specific warranty liability of $50 million as of December 31, 2025, which represents our best estimate of expected future losses related to the identified manufacturing issues. If any of our estimates or assumptions related to the above referenced manufacturing issues are not accurate, we may be required to accrue additional expenses, which could adversely impact our reputation, financial position, operating results, and cash flows.

If any of the assumptions used in estimating our module warranties prove incorrect, we may also be required to accrue additional expenses, which could adversely impact our financial position, operating results, and cash flows. Although we have taken significant precautions to avoid future manufacturing issues from occurring, any manufacturing issues, including any additional commitments made by us to take remediation actions in respect of affected modules beyond the stated remedies in our warranties, could also adversely impact our reputation, financial position, operating results, and cash flows.

Although our module performance warranties extend for up to 30 years, our oldest solar modules manufactured during the qualification of our pilot production line have only been in use since 2001. Accordingly, our warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. These predictions, however, could prove to be materially different from the actual performance during the warranty period, causing us to incur substantial expense to repair or replace defective solar modules or provide financial remuneration in the future. For example, our solar modules could suffer various failures, including breakage, delamination, corrosion, or performance degradation in excess of expectations, and our manufacturing operations or supply chain could be subject to material or process variations that could cause affected modules to fail or underperform compared to our expectations. These risks could be amplified as we implement design and process changes in connection with our efforts to improve our products and module wattage as part of our long-term strategic plans. In addition, if we increase the number of installations in extreme climates, we may experience increased failure rates due to deployment into such field conditions. Any widespread product failures may damage our market reputation, cause our net sales to decline, require us to repair or replace the defective modules or provide financial remuneration, and result in us taking voluntary remedial measures beyond those required by our standard warranty terms to enhance customer satisfaction, which could have a material adverse effect on our reputation, financial position, operating results, and cash flows.

In resolving claims under both the limited defect and power output warranties, we typically have the option of either repairing or replacing the covered modules or, under the limited power output warranty, providing additional modules to remedy the power shortfall or making certain cash payments; however, historical versions of our module warranty did not provide a refund remedy. Consequently, we may be obligated to repair or replace the covered modules under such historical programs. As our manufacturing process may change from time-to-time in accordance with our technology roadmap, we may elect to stop production of older versions of our modules that would constitute compatible replacement modules. In some jurisdictions, our inability to provide compatible replacement modules could potentially expose us to liabilities beyond the limitations of our module warranties, which could adversely impact our reputation, financial position, operating results, and cash flows.

In addition to our limited solar module warranties described above, for PV solar power systems we have constructed for customers in prior periods, we have provided limited warranties for defects in engineering design, installation, and balance of systems ("BoS") part workmanship for a period of one to two years following the substantial completion of a system or a block within the system. BoS parts represent mounting, electrical, and other parts used in PV solar power systems. In resolving claims under such BoS warranties, we have the option of remedying the defect through repair or replacement. As with our modules, these warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. Any underperformance or failures in BoS equipment beyond our expectations may also adversely impact our reputation, financial position, operating results, and cash flows.

In addition, our contracts with customers may include provisions with particular product specifications, minimum wattage requirements, and specified delivery schedules. These contracts may be terminated, or we may incur significant liquidated damages or other damages, if we fail to perform our contractual obligations. In addition, our costs to perform under these contracts may exceed our estimates, which could adversely impact our profitability. Any failures to comply with our contracts for the sale of our modules could adversely impact our reputation, financial position, operating results, and cash flows.

Our failure to further refine our technology and develop and introduce improved PV products, including as a result of delays in implementing planned advancements, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share.

We need to continue to invest significant financial resources in R&D to further improve the energy yield of our modules and otherwise keep pace with technological advances in the solar industry. However, R&D activities are inherently uncertain, and we could encounter difficulties in commercializing our research results. We seek to continuously improve our products and processes, including, for example, certain planned improvements to our CdTe module technology and manufacturing capabilities, and the resulting changes carry potential risks in the form of delays, performance, additional costs, or other unintended contingencies. For example, we commenced a limited commercial production run of modules employing our CuRe technology in late 2024, and beginning in the first quarter of 2026, we intend to permanently convert one of our Ohio facilities to CuRe, followed by a phased replication of the technology across certain manufacturing facilities within our fleet. Our CuRe program is intended to improve our current semiconductor structure by replacing copper with certain other elements that are expected to enhance module performance by improving its bifaciality characteristics, improving its temperature coefficient, and improving its warranted degradation. These technology attributes must be proven to be effective in real-world operating conditions. We may encounter unanticipated challenges as we implement design and process changes in connection with the CuRe program and other technology improvements.

We may expand our portfolio of offerings to include solutions that build upon our core competencies but for which we have not had significant historical experience, including variations in our traditional product offerings or other offerings related to certain markets. There can be no guarantee that our significant R&D expenditures will produce corresponding benefits. Other companies are developing a variety of competing PV technologies, including advanced p-type and n-type crystalline silicon cells, and new emerging technologies such as hybrid perovskites, tandem solar cells, or other thin films, which could result in solar modules that prove to be more cost-effective or have better performance than our solar modules. If we are unable to achieve the necessary technology improvements to remain competitive, our overall growth and financial performance may be limited relative to our competitors and our operating results could be adversely impacted.

We often forward price our products in anticipation of future technology improvements. Furthermore, certain of our contracts with customers may include transaction price adjustments associated with future module technology improvements, including enhancements to certain energy related attributes. Accordingly, our operating results could be adversely affected by (i) an inability to further refine our technology and execute our module technology roadmap, (ii) changes to the expected timing of such improvements being incorporated into our manufacturing process, and/or (iii) changes to expected and/or actual manufacturing timelines, especially as a result of key raw material sourcing.

Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.

Some of our manufacturing equipment is customized to our production lines based on designs or specifications that we provide to equipment manufacturers, which then undertake a specialized process to manufacture the custom equipment. As a result, the equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of equipment fails, production along the entire production line could be interrupted. In addition, the failure of our equipment manufacturers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion or conversion plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results.

Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules, or increase our manufacturing costs. Several of our key raw materials and components, in particular CdTe, tellurium, products containing tellurium, substrate glass, and manufacturing equipment are either single-sourced or sourced from a limited number of suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. In addition, some of our suppliers are smaller companies that may be unable to supply our increasing demand for raw materials and components as we expand or seek to expand our business. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, reductions in our production volume may put pressure on suppliers, resulting in increased material and component costs.

A disruption in our supply chain for CdTe, tellurium, products containing tellurium, or other key raw materials, or equipment could interrupt or impair our ability to manufacture solar modules and could adversely impact our profitability and long-term growth prospects.

A key raw material used in our module production process is a CdTe compound. Tellurium, one of the main components of CdTe, is mainly produced as a by-product of copper refining, and therefore, its supply is largely dependent upon demand for copper. If our competitors begin to use or increase their demand for tellurium, our requirements for tellurium increase, new applications for tellurium emerge, or adverse trade laws or policies restrict our ability to obtain tellurium from foreign vendors or make doing so cost prohibitive, the supply of tellurium, products containing tellurium, and related CdTe compounds could be reduced and prices could increase. For example, in early February 2025, China announced that it would tighten export controls for five key minerals, including products containing tellurium. As mentioned above, tellurium is one of the main components of our CdTe module production process. Although tellurium and products containing tellurium are sourced globally, China is a major global producer of tellurium and products containing tellurium. Exporters of tellurium and related products are generally required to obtain a license from the Chinese Ministry of Commerce, which may be difficult, costly, and time-consuming, and our suppliers may not be successful in obtaining necessary export licenses in a timely manner or at all. Challenges in obtaining required export licenses may disrupt certain aspects of our supply chain for tellurium and products containing tellurium, which could result in raw material cost increases and/or disrupted production timelines. A constraint on our production may result in our inability to (i) meet our capacity plans, (ii) meet obligations under our customer contracts, and/or (iii) realize transaction price adjustments associated with future module technology improvements, which could adversely impact our profitability and long-term growth objectives. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Trends and Uncertainties" for additional information regarding China's export controls.

Furthermore, our supply chain could be limited if any of our current or future suppliers fail to perform or are unable to acquire an adequate supply in a timely manner or at commercially reasonable prices. If our current or future suppliers cannot obtain sufficient raw materials or key equipment, they could substantially increase prices or be unable to perform under their contracts. Additionally, we may also be unable to effectively manage fluctuations in the availability and cost of logistics services associated with the procurement of raw materials or equipment used in our manufacturing process. If we are unable to pass such cost increases to our customers, a substantial increase in prices or any limitations or disruptions in our supply chain could adversely impact our profitability and long-term growth objectives.

Our failure to effectively manage module manufacturing and related costs, including costs related to raw materials and logistics services, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share.

Certain of our key raw material purchase contracts include variable pricing terms, which are driven by underlying indices for certain commodities, including aluminum, steel, and natural gas, among others. Fluctuations in such underlying commodity indices may increase our raw material costs. For example, in February 2025, the U.S. President announced an additional 10% tariff on all imports from China, which is related to the national security threat posed by China's trade in fentanyl and other illegal narcotics. For additional information about global tariffs and trade developments, see the Risk Factor entitled, "The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results."

Additionally, an increase in price levels generally, such as inflation related to the cost of raw materials, key manufacturing equipment, labor, and logistics services, could adversely impact our profitability. From time to time, we may utilize derivative hedging instruments to mitigate price changes related to our raw materials or key manufacturing equipment. Our profitability could be adversely impacted if we are unable to effectively hedge such prices or pass these cost increases through to our customers. We often forward price our products in anticipation of future cost reductions, and thus, an inability to execute our cost reduction roadmap could adversely affect our operating results.

Our future success depends on our ability to effectively balance manufacturing production with market demand, effectively manage our cost per watt, and, when necessary, continue to build new manufacturing plants over time in response to market demand, all of which are subject to risks and uncertainties.

Our future success depends on our ability to effectively balance manufacturing production with market demand, effectively manage our cost per watt, and increase our manufacturing capacity in a cost-effective and efficient manner. If we cannot do so, we may incur damages under our contracts with our customers or be unable to decrease our cost per watt, maintain our competitive position, sustain profitability, expand our business, or create long-term shareholder value. Our ability to effectively manage our cost per watt or successfully expand production capacity is subject to significant risks and uncertainties, including the following:

- failure to reduce manufacturing material, labor, or overhead costs;

- an inability to increase production throughput or the average power output per module, or minimize manufacturing yield losses;

- failure to effectively manage the availability and cost of logistics services associated with the procurement of raw materials or equipment used in our manufacturing process and the shipping, handling, storage, and distribution of our modules;

- delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as our inability to secure economical contracts with equipment vendors;

- our custom-built equipment taking longer and costing more to manufacture than expected and not operating as designed;

- delays or denial of required approvals by relevant government authorities;

- an inability to hire qualified staff;

- capital expenditures exceeding our initial estimates with respect to expanding and building our manufacturing and R&D facilities;

- difficulty in balancing market demand and manufacturing production in an efficient and timely manner, potentially causing our manufacturing capacity to be constrained in some future periods or over-supplied in others; and

- incurring manufacturing asset write-downs, write-offs, and other charges and costs, which may be significant, during those periods in which we idle, slow down, shut down, or otherwise adjust our manufacturing capacity.

If there is a delay or disruption in the construction or expansion of our manufacturing facilities, we may incur costs due to the postponed production generated by these facilities.

We may be unable to generate sufficient cash flows or have access to the sources of external financing necessary to fund planned capital investments in manufacturing capacity and product development.

Our business and our future plans for expansion are capital-intensive, and we anticipate that our operating and capital expenditure requirements may increase. To develop new products, support future growth, and maintain product quality, we may need to make significant capital investments in manufacturing technology, facilities and capital equipment, and R&D. Consequently, we may seek to raise additional funds through the issuance of equity, equity-related, or debt securities, through obtaining credit from financial institutions to fund, together with our traditional sources of liquidity, the costs of developing and manufacturing our current or future products, or through the sale of tax credits. We cannot be certain that we will be able to generate sufficient cash flows, or that additional funds will be available to us on favorable terms when required, or at all. If we cannot fund the required investments from our operating cash flows or raise additional funds when we need them, we may be unable to fully execute our business plan and our financial condition, results of operations, and business prospects could be materially and adversely affected.

If our estimates regarding the future costs of collecting and recycling CdTe solar modules covered by our solar module collection and recycling program are incorrect, we could be required to accrue additional expenses and face a significant unplanned cash burden.

As necessary, we fund any incremental amounts for our estimated collection and recycling obligations on an annual basis based on the estimated costs of collecting and recycling covered modules, estimated rates of return on our restricted marketable securities, and an estimated solar module life of 25 years less amounts already funded in prior years. We estimate the cost of our collection and recycling obligations based on the present value of the expected future cost of collecting and recycling the solar modules, which includes estimates for the cost of packaging materials; the cost of freight from the solar module installation sites to a recycling center; material, labor, and capital costs; by-product credits for certain materials recovered during the recycling process; the estimated useful lives of modules covered by the program; and the number of modules expected to be recycled. We base these estimates on our experience collecting and recycling solar modules and certain assumptions regarding costs at the time the solar modules will be collected and recycled. If our estimates prove incorrect, we could be required to accrue additional expenses and could also face a significant unplanned cash burden at the time we realize our estimates are incorrect or end users return their modules, which could adversely affect our operating results. Participating end users can return their modules covered under the collection and recycling program at any time. As a result, we could be required to collect and recycle covered CdTe solar modules earlier than we expect.

Our failure to protect or successfully commercialize our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

Protection of our proprietary processes, methods, and other technology is critical to our business. Failure to protect and monitor the use of our existing intellectual property rights or to successfully commercialize future intellectual property rights could result in the loss of valuable technologies. We rely primarily on patents, trademarks, trade secrets, copyrights, and contractual restrictions to protect our intellectual property. We regularly file patent applications to protect certain inventions arising from our R&D and are currently pursuing such patent applications in various countries in accordance with our strategy for intellectual property. Our existing patents and future patents could be challenged, invalidated, circumvented, or rendered unenforceable. Our pending patent applications may not result in issued patents, or if patents are issued to us, such patents may not be sufficient to provide meaningful protection against competitors or against competitive technologies.

We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. Although we generally enter into confidentiality agreements with our associates and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets, and proprietary manufacturing expertise, methods, and compounds could have a material adverse effect on our business. In addition, effective patent, trademark, copyright, and trade secret protection may be unavailable or limited in some foreign countries, especially any developing countries into which we may expand our operations. In some countries, we have not applied for patent, trademark, or copyright protection.

Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, and operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Additionally, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. For example, on February 25, 2025, we filed a lawsuit in the United States District Court for the District of Delaware against JinkoSolar and its related entities alleging infringement of certain of our

U.S. TOPCon patents. On April 15, 2025, Mundra, whose parent corporation is Adani Green Technology Limited, filed a lawsuit in the United States District Court for the District of Delaware seeking a judgment declaring that it has not infringed two of our U.S. TOPCon patents. On May 9, 2025, we filed a lawsuit in the United States District Court for the District of Delaware against Canadian Solar and its related entities alleging infringement of certain of our U.S. TOPCon patents. Further, on February 24, 2026, we filed a petition with the USITC asserting that entities affiliated with Axitec Solar, Canadian Solar, JA Solar, JinkoSolar, Mundra, Philadelphia Solar, Hanwha QCells, Runergy, Trina Solar, and VSUN directly and indirectly infringe a First Solar patent through the importation and sale of certain TOPCon solar products. We cannot ensure that the outcome of such litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation or the related ex parte reexaminations may impair our intellectual property rights and may harm our business, prospects, and reputation. In addition, we have no insurance coverage against such litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.

If any future production lines are not built in line with committed schedules, it may adversely affect our future growth plans. If any future production lines do not achieve operating metrics similar to our existing production lines, our solar modules could perform below expectations and cause us to lose customers.

If we are unable to systematically replicate our production lines over time and achieve operating metrics similar to our existing production lines, our manufacturing capacity could be substantially constrained, our manufacturing costs per watt could increase, our growth could be limited, and we may be in breach of our contracts with customers for failure to deliver modules. Such factors may result in lower net sales, and/or lower net income than we anticipate. Future production lines could produce solar modules that have lower conversion efficiencies, higher failure rates, and/or higher rates of degradation than solar modules from our existing production lines, and we could be unable to determine the cause of the lower operating metrics or develop and implement solutions to improve performance.

We are in the process of expanding our domestic manufacturing capacity by approximately 4 GW including the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026. If we cannot successfully execute on our current capacity expansion plans, we may incur significant costs in excess of our expected investment for these new facilities. If we are not able to effectively manage current or future expansion activities or realize their anticipated benefits, it may adversely impact our results of operations.

Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor, and tax conditions in the United States and/or foreign countries.

We have significant manufacturing, sales, and marketing operations both within and outside the United States and expect to continue to expand our operations worldwide. Our global business requires us to respond to rapid changes in market conditions worldwide. Our overall success depends, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. For example, in response to market conditions and an unfavorable policy environment in Europe, we have decided to scale down our footprint in Europe and to focus our business development efforts in the United States and India. We may not be able to timely develop and implement policies and strategies that will be effective in each location where we do business. Risks inherent to international operations include, but are not limited to, the following:

- difficulty in enforcing agreements in foreign legal systems;

- varying degrees of protection afforded to foreign investments in the countries in which we operate and irregular interpretations and enforcement of laws and regulations in such jurisdictions;

- foreign countries may impose additional income and withholding taxes or otherwise tax our foreign operations, impose tariffs, or adopt other controls or restrictions on foreign trade and investment, including currency exchange controls;

- fluctuations in exchange rates may affect demand for our products and services and may adversely affect our profitability and cash flows in U.S. dollars to the extent that our net sales or our costs are denominated in a foreign currency and the cost associated with hedging the U.S. dollar equivalent of such exposures is prohibitive; the longer the duration of such foreign currency exposure, the greater the risk;

- anti-corruption compliance issues, including the costs related to the mitigation of such risk;

- risk of nationalization or other expropriation of private enterprises;

- changes in general economic and political conditions in the countries in which we operate, including changes in government incentive provisions and government program funding;

- unexpected adverse changes in U.S. or foreign laws or regulatory requirements, including those with respect to environmental protection, import or export duties, tariffs, and quotas;

- opaque approval processes in which the lack of transparency may cause delays and increase the uncertainty of project approvals;

- difficulty in staffing and managing widespread operations;

- difficulty in repatriating earnings;

- difficulty in negotiating a successful collective bargaining agreement in applicable foreign jurisdictions;

- trade barriers such as export requirements, tariffs, taxes, local content requirements, anti-dumping regulations and requirements, and other restrictions and expenses, which could increase the effective price of our solar modules and make us less competitive in some countries or increase the costs to perform under our existing contracts; and

- difficulty of, and costs relating to, compliance with the different commercial and legal requirements of the overseas countries in which we offer and sell our solar modules.

Although we have implemented policies and procedures designed to ensure compliance with the laws, regulations, and policies in each jurisdiction in which we operate, there can be no assurance that all of our employees, contractors, service providers, business partners, and agents will comply with these laws, regulations, and policies.

Risks Related to Regulations

We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected.

In August 2022, the previous U.S. President signed the IRA into law, which was intended to accelerate the country's ongoing transition to clean energy. The provisions of the IRA are generally effective for tax years beginning after 2022. We expect to qualify for the advanced manufacturing production credit under Section 45X of the IRC, which provides certain specified benefits for solar modules and solar module components manufactured in the United States and sold to third parties. For eligible components, the credit is equal to (i) $12 per square meter for a PV wafer, (ii) 4 cents multiplied by the capacity of a PV cell in watts, and (iii) 7 cents multiplied by the capacity of a PV module in watts. Based on the current form factor of our modules, we believe we qualify for a credit of approximately 17 cents per watt for each module produced in the United States and sold to a third party.

Such credit may be refundable by the IRS or transferable to a third party and is available from 2023 to 2032, subject to phase down beginning in 2030. For example, during 2025, 2024, and 2023, we entered into various agreements for the sales of Section 45X tax credits generated in 2025, 2024, and 2023, respectively. For further information, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." However, there is no assurance that future sales of tax credits will be available to us on similar or alternative terms or at all. In connection with the sale of Section 45X tax credits, we agree to indemnify the purchasers for certain losses they may suffer, including as a result of any inability to claim all or any portion of the Section 45X tax credits sold, subject to certain exceptions and limitations. If we are required to make an indemnification payment to a purchaser of a tax credit it may have a material impact on our results of operations and financial condition. Furthermore, the current U.S. presidential administration and control of the U.S. Congress present uncertainty as to the continued availability of certain benefits. For example, on January 20, 2025, the U.S. President issued the executive order entitled, "Unleashing American Energy," which, among other things, indicated a lack of support for federal funding of certain solar and solar-related projects. Further, on July 4, 2025, the U.S. President signed H.R.1 into law, commonly referred to as the "One Big Beautiful Bill," which significantly curtails the availability of certain energy tax credits.

Certain developments to technical guidance and regulations include the following:

- In March 2024, the U.S. Treasury Department and the IRS issued final regulations on the direct payment election under Section 6417 of the IRC. The final regulations apply to tax years ending on or after March 11, 2024, but taxpayers may choose to apply the rules in the final regulations in taxable years ending before March 11, 2024, provided the final regulations are applied in their entirety and in a consistent manner. The final regulations mostly adopted and confirmed the proposed regulations previously issued in June 2023.

- In April 2024, the U.S. Treasury Department and the IRS issued final regulations on the elective transfer provisions under Section 6418 of the IRC. The final regulations apply to taxable years ending on or after April 30, 2024, but taxpayers may choose to apply the rules in the final regulations in taxable years ending before April 30, 2024, provided the final regulations are applied in their entirety and in a consistent manner. The final regulations mostly adopted and confirmed the proposed regulations previously issued in June 2023.

- In October 2024, the U.S. Treasury Department and the IRS issued final regulations on the Section 45X credit confirming key aspects of the credit, including (i) that a vertically-integrated solar module manufacturer is entitled to the sum of the credit amounts for each eligible component that is integrated into the solar module, (ii) the determination of the credit amounts based on standard test conditions, and (iii) the definition of a Section 45X manufacturing facility.

Any modifications to the law or its effects arising, for example, through (i) technical guidance and regulations from the IRS and U.S. Treasury Department, including the certain aspects disclosed above, (ii) subsequent amendments to or interpretations of the law by the IRS, the U.S. Treasury Department, or the courts, (iii) future laws or regulations rendering certain provisions of the IRA less effective or ineffective, in whole or in part, and/or (iv) changes to U.S. government priorities, policies, and/or initiatives as a result of the current U.S. presidential administration and control of the U.S. Congress, could result in changes to the expected and/or actual benefits in the future, which could have a material adverse effect on demand and/or price levels for our solar modules, our net sales, and future expansion plans within the United States, and/or otherwise adversely impact our business, financial condition, and results of operations.

Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of PV solar products, which may significantly reduce demand for our modules.

The market for electricity generation products is heavily influenced by federal, state, local, and foreign government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and interconnection of customer-owned electricity generation. In the United States and certain other countries, these regulations and policies have been modified in the past and may be modified again in the future, which could deter end-user purchases of PV solar products. For example, without a mandated regulatory exception for PV solar power systems, system owners are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. To the extent these interconnection standby fees are applicable to PV solar power systems, it is likely that they would increase the cost of such systems, which could make the systems less desirable, thereby adversely affecting our business, financial condition, and results of operations. Another example is the effect of governmental land-use planning policies and environmental policies on utility-scale PV solar development. The adoption of restrictive land-use designations or environmental regulations that proscribe or restrict the siting of utility-scale solar facilities could adversely affect the marginal cost of such development.

Our modules are often subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, and other matters, and tracking the requirements of individual jurisdictions is complex. Any new government regulations or utility policies pertaining to our modules may result in significant additional expenses to us or our customers and, as a result, could cause a significant reduction in demand for our products. In addition, any regulatory compliance failure could result in significant management distraction, unplanned costs, and/or reputational damage.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act, and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities, and others (e.g., the FCPA and the U.K. Bribery Act) extend their application to activities outside their country of origin. Our policies mandate compliance with all applicable anti-bribery laws. We currently operate in, and may further expand into, key parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our operations in certain jurisdictions where norms can differ from U.S. standards may require substantial government contact, either directly by us or through intermediaries over whom we have less direct control, such as subcontractors, agents, and partners (such as joint venture partners). Although we have implemented policies, procedures, and, in certain cases, contractual arrangements designed to facilitate compliance with these anti-bribery laws, our officers, directors, associates, subcontractors, agents, and partners may take actions in violation of our policies, procedures, contractual arrangements, and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us and such persons to criminal and/or civil penalties or other sanctions potentially by government prosecutors from more than one country, which could have a material adverse effect on our business, financial condition, cash flows, and reputation.

Environmental obligations and liabilities could have a substantial negative impact on our business, financial condition, and results of operations.

Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local, and international levels. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we expand our business into foreign jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, and results of operations.

Our solar modules contain CdTe and other semiconductor materials. Elemental cadmium and certain of its compounds are regulated as hazardous materials due to the adverse health effects that may arise from human exposure. Based on existing research, the risks of exposure to CdTe are not believed to be as serious as those relating to exposure to elemental cadmium due to CdTe's limited bioavailability. In our manufacturing operations, we maintain engineering controls to minimize our associates' exposure to cadmium compounds and require our associates who handle cadmium compounds to follow certain safety procedures, including the use of personal protective equipment such as respirators, chemical goggles, and protective clothing. Relevant studies and third-party peer reviews of our technology have concluded that the risk of exposure to cadmium or cadmium compounds from our end-products is negligible. In addition, the risk of exposure is further minimized by the encapsulated nature of these materials in our products, the physical properties of cadmium compounds used in our products, and the recycling or responsible disposal of our modules. While we believe that these factors and procedures are sufficient to protect our associates, end users, and the general public from adverse health effects that may arise from cadmium exposure, we cannot ensure that human or environmental exposure to cadmium or cadmium compounds used in our products will not occur. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, which could limit or impair our ability to sell and distribute our products. The occurrence of future events such as these could have a material adverse effect on our business, financial condition, and results of operations.

The use of cadmium or cadmium compounds in various products is also coming under increasingly stringent governmental regulation. Future regulation in this area could impact the design, manufacturing, sale, collection, and recycling of solar modules and could require us to make unforeseen environmental expenditures or limit our ability to sell and distribute our products. For example, European Union Directive 2011/65/EU on the Restriction of the Use of Hazardous Substances ("RoHS") in electrical and electronic equipment (the "RoHS Directive") restricts the use of certain hazardous substances, including cadmium and its compounds, in all electronic equipment sold into the European market, unless excluded from the law. Currently, PV solar modules are explicitly excluded from the scope of RoHS (Article 2), as adopted in June 2011. Other jurisdictions have adopted similar legislation or are considering doing so. If PV modules were to be included in the scope of future RoHS revisions without an exemption or under similar regulations in other jurisdictions, we would be required to redesign our solar modules to reduce cadmium and other affected hazardous substances to the maximum allowable concentration thresholds in the RoHS Directive or other similar regulation in order to continue to offer them for sale within the EU or such other jurisdiction. As such actions would be impractical, this type of regulatory development would effectively close the affected market to us, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social, and governance matters, that could expose us to numerous risks.

Companies across many industries are facing increasing scrutiny related to their environmental, social and governance ("ESG") practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors may also be focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. While our vision is to lead the world's sustainable energy future through solar technology that is eco-efficient and socially responsible, if our ESG practices do not meet investor or other industry stakeholder expectations, which continue to evolve, we may incur additional costs and our brand, business, and ability to attract and retain qualified employees may be harmed.

Furthermore, customer, investor, regulatory, and employee expectations in areas such as corporate responsibility have been rapidly evolving. Certain government agencies and regulators are considering rules requiring the disclosure of certain ESG matters, and we may be subject to those disclosure requirements. For example, in California, the Climate Corporate Data Accountability Act, and the Climate-Related Financial Risk Act each impose climate-related reporting requirements on large companies conducting business in the state of California, and we expect we will be subject to these new laws. Our ability to compete and to meet investor or other industry stakeholder expectations also depends on effectively executing on our approach to responsible sourcing and supply chain due diligence. The enhanced stakeholder focus on ESG issues relating to First Solar requires the continuous monitoring of various and evolving standards and the associated reporting requirements. A failure to adequately meet regulatory requirements and stakeholder expectations or achieve our corporate responsibility-related goals may result in the loss of business, diluted market valuation, an inability to attract customers, or an inability to attract and retain top talent.

As of the date of this filing, we have made several public commitments regarding our intended reduction of greenhouse gas emissions and operating a responsible supply chain with zero tolerance for forced labor. Although we intend to meet these commitments and deliver on our greenhouse gas emissions reduction and renewable energy targets, we may be required to expend significant resources to do so, which could increase our operational costs. Our ESG initiatives could be unsuccessful for various reasons, including due to our growing manufacturing footprint, the lack of offsite renewable energy options in certain jurisdictions, and violations by our suppliers of applicable laws, regulations, and our Supplier Code of Conduct. Given the dynamic nature of ESG standards, expectations, and regulations, which may change over time, we may from time to time need to update or otherwise revise our current targets, practices, and initiatives, including in response to legislative or legal developments. Any actual or perceived inability to meet these commitments and/or deliver on our targets could result in adverse publicity and reactions from investors, activist groups, and other stakeholders, which could adversely impact the perception of First Solar and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

General Risk Factors

Cybersecurity incidents or information or security breaches, or those of third parties with which we do business, could have a material adverse effect on our business, financial condition, and results of operations.

Our operations rely on our information systems, including hardware, software, and networks, as well as on the information systems of third parties with which we do business (including their upstream and/or downstream service providers, as applicable), to securely process, store, and transmit proprietary, confidential, and other information, including intellectual property and personally identifiable information. We also rely heavily on these information systems to operate our manufacturing lines. These information systems may be compromised by cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyber-attacks, as well as other events, including information and security breaches, that could be materially disruptive to our business operations and could put the security of our information, and that of the third parties with which we do business, at risk of misappropriation or destruction. In recent years, such cybersecurity incidents and events have become increasingly frequent and sophisticated, targeting or otherwise affecting a wide range of companies.

Recent developments in the threat landscape include the use of AI and machine learning, as well as an increased number of cyber extortion attacks, with higher financial ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology. While we have instituted security measures and procured insurance to mitigate the likelihood and impact of a cybersecurity incident and other events, including information and security breaches, there is no assurance that these measures, or those of the third parties with which we do business, will be adequate in the future. If these measures are not adequate, among other impacts, valuable information may be lost; our operations may be disrupted; we may be unable to fulfill our customer obligations; and our reputation may suffer. Additionally, any cybersecurity incident affecting our automated manufacturing lines could adversely affect our ability to produce solar modules or otherwise affect the quality and performance of the modules produced.

We may also be subject to litigation, regulatory sanctions, enforcement actions, government fines, remedial expenses, and financial losses beyond the scope or limits of our insurance coverage. These consequences of a failure of security measures could, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations. While we and the third parties with which we do business have experienced and may continue to experience cybersecurity incidents and other events, including information and security breaches, we have not experienced any material adverse effect on our business, financial condition, or results of operations, or any other material consequences, relating to or as a result of a cybersecurity incident or other such event, whether directed at us or our third parties.

Uncertainty in the development, deployment and use of AI in our products and services, as well as our business more broadly, could adversely affect our business and reputation.

We use systems and tools that incorporate AI-based technologies, including generative AI, for customers and our workforce. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. The development, adoption, integration, and use of generative AI technology remains in early stages, and ineffective or inadequate AI governance, development, use, or deployment practices by us or third parties could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be (or may be perceived to be) based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings. Inadequate governance, testing, or quality assurance processes could result in flawed deployments, producing erroneous or harmful outputs, which could damage our reputation and lead to legal liabilities. Thoroughly testing generative AI models is challenging due to their complexity and the unpredictability of their outputs. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the deployment and use of AI. Furthermore, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products and services or harm to our business, financial condition, results of operations, or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in relation to the areas of intellectual property, cybersecurity, and privacy and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to our development, deployment, and use of AI. Additionally, third parties that license AI technologies to us may impose unfavorable licensing terms or terminate the licenses altogether which would require us to seek licenses from alternative sources to avoid disruptions in feature delivery. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy, or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Climate-related physical risks, including weather events and natural disasters, may affect our manufacturing operations, supply chains, and customers, which could have a material adverse effect on our business, financial condition, or results of operations.

Climate-related physical impacts of weather events and natural disasters are highly uncertain, unpredictable, and varied by geographic location, including, but not limited to, flooding, hurricanes, wildfires, and tornadoes. Although we carry business interruption insurance coverage and typically have provisions in our contracts that protect us in certain events, our coverage may not be adequate to compensate us for all losses that may occur as a direct or indirect result of weather events or natural disasters.

We have manufacturing operations in regions that have experienced extreme weather such as flooding, hurricanes, wildfires, and tornadoes. In case of these or other weather events or natural disasters, (i) our manufacturing and R&D equipment, on-site IT facilities, and inventory, among other things, may be damaged or destroyed, which may result in significant write-offs or significant expenses to repair or replace certain operations; (ii) the production and shipment of our solar modules may be disrupted as a result of (a) the damage or destruction of our facilities and infrastructure, (b) power outages, (c) delayed or cancelled deliveries of equipment and raw materials, and/or (d) the lack of clear and safe physical access to and from our manufacturing facilities, among other things; and (iii) we may be unable to execute our technology roadmap in a timely manner. We also consider the risks associated with weather events and natural disasters as part of our manufacturing site selection, design, and construction process.

Our suppliers may be adversely affected by weather events and natural disasters, which could disrupt their ability to deliver certain manufacturing equipment, materials, and/or services for extended periods of time. Our suppliers may also incur additional costs to repair or replace their own operations, which may cause them to require higher prices as part of current and future contracts and/or otherwise be unable to perform under their existing contract commitments. For additional information regarding the risks related to the sourcing of our manufacturing equipment and raw materials, respectively, see the Risk Factors entitled, "Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements." and "Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us." For additional information regarding the risks related to supply chain disruptions, see the Risk Factor entitled, "A disruption in our supply chain for CdTe, tellurium, products containing tellurium, or other key raw materials, or equipment could interrupt or impair our ability to manufacture solar modules and could adversely impact our profitability and long-term growth prospects."

Our customers may be adversely affected by weather events and natural disasters, which could result in significant site damages, including damages to our solar modules installed at those sites. Damages may adversely impact our customers financially, and related business disruptions may delay or accelerate certain project timelines, which could result in an inability to perform under their contracts or otherwise deliver timely payment to us, if at all. Further, as a result of our own potential operational delays mentioned above, our ability to fulfill customer orders may be impaired or delayed, and we could incur significant losses. For additional information regarding the risks related to our customers, see the Risk Factor entitled, "The loss of any of our large customers, or the inability of our customers and counterparties to perform under their contracts with us, including through terminations by customers of any contract in part or in full, has reduced and, in the future, could significantly reduce our net sales and negatively impact our results of operations."

The severity and duration of public health threats could materially impact our business, financial condition, and results of operations.

The extent to which public health threats (including pandemics such as COVID-19 or similarly infectious diseases) could impact us in the future is highly uncertain and unpredictable, and will depend largely on subsequent developments, including but not limited to (i) the severity and duration of any public health threat, (ii) measures taken to contain the spread of any public health threat, such as restrictions on travel and gatherings of people and temporary closures of or limitations on businesses and other commercial activities, (iii) the timing and nature of policies implemented by governmental authorities, and (iv) any future variants of the public health threat, which may surge over time. As a result of any public health threat and any related containment measures, we, our suppliers, or customers may be subject to significant risks, including to supply chain and business operations, which have the potential to materially and adversely impact our business, financial condition, and results of operations.

If we are unable to attract, train, retain, and successfully integrate key talent into our team, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train, and retain management, operations, sales, and technical talent, including associates in foreign jurisdictions. Recruiting and retaining capable individuals, particularly those with expertise in the PV solar and related industries across a variety of technologies, are vital to our success. We are also dependent on the services of our executive officers and other members of our senior management team. The loss of one or more of these key associates could have a material adverse effect on our business. We have a comprehensive succession planning process in place, which contemplates talent at all levels of the organization. However, we may not be able to retain or replace these key associates in a timely manner. Although several of our current key associates, including our executive officers, are subject to employment conditions or arrangements that contain post-employment non-competition provisions, these arrangements permit the associates to terminate their employment with us upon little or no notice. In addition, on April 23, 2024, the U.S. Federal Trade Commission ("U.S. FTC") issued a final rule that, if enforceable, would ban any non-competition provisions, including provisions in existing employment agreements, which could make it more difficult for us to retain qualified associates. On August 20, 2024, a U.S. district court issued an order stopping the U.S. FTC from enforcing the rule effective September 4, 2024 onward, and the U.S. FTC has appealed this order. However, this order does not prevent the U.S. FTC from addressing non-competition provisions on a case-by-case basis. It is uncertain if the rule will be enforceable or whether the language of the final rule could be further modified.

There is substantial competition for qualified technical and manufacturing personnel, and while we continue to benchmark our organization against a broad spectrum of businesses in our market space to remain economically competitive, there can be no assurances that we will be able to attract and retain technical personnel. As we continue to expand domestically and internationally, we may encounter regional laws that mandate union representation or associates who desire union representation or a collective bargaining agreement. If we are unable to attract and retain qualified associates, or otherwise experience unexpected labor disruptions within our business, we may be materially and adversely affected.

We may be exposed to intellectual property violation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or limit or prohibit the manufacture, use, distribution, export, import, or sale of our solar modules or other technology or know-how.

Our success depends largely on our ability to exploit our technology and know-how without violating the intellectual property rights of third parties. The validity and scope of claims relating to PV solar technology patents involve complex scientific, legal, and factual considerations and analysis and, therefore, may be highly uncertain. We may be subject to legal proceedings involving intellectual property violation claims by third parties. For example, during 2022, we received various indemnification demands from certain customers, for whom we provided engineering, procurement, and construction ("EPC") services, regarding claims that such customers' PV tracker systems infringe, in part, on patents owned by Rovshan Sade ("Sade"), the owner of a company called Trabant Solar, Inc. See Note 14. "Commitments and Contingencies – Legal Proceedings" to our consolidated financial statements for more information on our legal proceedings. The defense and prosecution of intellectual property suits, patent opposition proceedings, and other legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such legal proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, which may not be available on reasonable terms, or at all, or pay ongoing royalties or other payments, require us to redesign our solar modules or other technology, or subject us to injunctions limiting or prohibiting the manufacture, use, distribution, export, import, or sale of our solar modules or other technology or know-how. Legal proceedings could also result in our customers or potential customers deferring or limiting their purchase or use of our solar modules or other technology or know-how until the resolution of such legal proceedings.

Currency translation and transaction risk may negatively affect our results of operations.

Although our reporting currency is the U.S. dollar, we conduct certain business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation and transaction risk. For example, certain business arrangements outside the United States have involved and may involve significant investments denominated in local currencies. Changes in exchange rates between foreign currencies and the U.S. dollar could affect our results of operations and result in exchange gains or losses. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.

We could also expand our business into emerging markets, many of which have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could cause our exposure to changes in exchange rates to increase, due to the relatively high volatility associated with emerging market currencies and potentially longer payment terms for our proceeds.

Our ability to hedge foreign currency exposure is dependent on our credit profile with the banks that are willing and able to do business with us. Deterioration in our credit position or a significant tightening of the credit market conditions could limit our ability to hedge our foreign currency exposures; and therefore, result in exchange gains or losses.

Unanticipated changes in our tax position, the enactment of new tax legislation, or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in the various jurisdictions in which we operate. Accordingly, we are subject to a variety of tax laws and interpretations of such laws by local tax authorities. Longstanding international tax laws that determine each country's jurisdictional tax rights in cross-border international trade continue to evolve as a result of the base erosion and profit shifting reporting requirements and the introduction of the global minimum tax recommended by the Organisation for Economic Co-operation and Development ("OECD"). For example, the OECD Pillar Two framework introduces a global minimum corporate tax rate of 15% for companies with global revenues above certain thresholds. While it is uncertain whether the U.S. will enact legislation to adopt Pillar Two, certain jurisdictions in which we operate have adopted, and other jurisdictions are in the process of introducing, legislation to implement Pillar Two. As these rules are implemented and applied to our operating results, our effective tax rate and tax liabilities may be materially affected, including as a result of the geographic mix and profitability of our operations. Given the complexities of Pillar Two, we expect to continue to monitor the changes and evaluate their potential impact to our results of operations.

Additionally, in August 2022, the previous U.S. President signed into law the IRA, which revised U.S. tax law by, among other things, including a new corporate alternative minimum tax (the "CAMT") of 15% on certain large corporations, imposing a 1% excise tax on stock buybacks, and providing various incentives, including the introduction of the advanced manufacturing production credit under Section 45X of the IRC. The provisions of the IRA are generally effective for tax years beginning after 2022. Given the complexities of the IRA, we will continue to monitor these developments and evaluate the potential future impact to our results of operations. For further information, see the Risk Factor entitled, "We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected." Changes to these and other tax laws and regulations could have a material adverse impact on our business, financial condition, and results of operations.

We are subject to potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. We regularly assess the likely outcomes of these examinations in order to determine the appropriateness of our tax provision; however, the outcome of tax examinations cannot be predicted with certainty. Therefore, the amounts ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, our future effective tax rate could be adversely affected by changes to our operating structure, losses of tax holidays, changes in the jurisdictional mix of earnings among countries with tax holidays or differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of our tax return preparation process. Any changes in our effective tax rate may have a material adverse impact on our business, financial conditions, and results of operations.

We have been and may be subject to or involved in litigation or threatened litigation, the outcome of which may be difficult to predict, and which may be costly to defend, divert management attention, require us to pay damages, or restrict the operation of our business.

From time to time, we have been and may be subject to disputes and litigation, with and without merit, that may be costly and which may divert the attention of our management and our resources in general, whether or not any dispute actually proceeds to litigation. The results of complex legal proceedings are difficult to predict. Moreover, complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. Even if we are able to estimate losses related to these actions, the ultimate amount of loss may be materially higher than our estimates. Any resolution of litigation, or threatened litigation, could involve the payment of damages or expenses by us, which may be significant or involve an agreement with terms that restrict the operation of our business. For example, in September 2025, First Solar filed a complaint in the Supreme Court of the State of New York asserting that BP Solar Holding LLC and its affiliate Lightsource Renewable Energy Trading, LLC (together, the "Defendants") breached their contractual obligations with First Solar and demanding payment from the Defendants of $323.6 million, along with certain other receivables for solar modules previously delivered to the Defendants. In December 2025, the Defendants answered the complaint and filed a series of counterclaims, requesting damages in the amount of $175 million plus the return of $15 million credit support taken by First Solar. Even if any future lawsuits are not resolved against us, the costs of defending such lawsuits may be significant. These costs may exceed the dollar limits of our insurance policies or may not be covered at all by our insurance policies. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities or other litigation will not be filed against us in the future. See Note 14. "Commitments and Contingencies – Legal Proceedings" to our consolidated financial statements and Item 3. "Legal Proceedings" for more information on our legal proceedings.

Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect our business.

Personal privacy and data security have become significant issues in the jurisdictions in which we operate. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Furthermore, federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy, all of which may be subject to invalidation by relevant foreign judicial bodies. Industry organizations also regularly adopt and advocate for new standards in this area.

In the United States, these include rules and regulations promulgated or pending under the authority of federal agencies, state attorneys general, legislatures, and consumer protection agencies. Internationally, many jurisdictions in which we operate have established their own data security and privacy legal framework with which we, relevant suppliers, and customers must comply. In many jurisdictions, enforcement actions and consequences for noncompliance are also rising. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Although we have implemented policies, procedures, and, in certain cases, contractual arrangements designed to facilitate compliance with applicable privacy and data security laws and standards, any inability or perceived inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional fines, costs, and liabilities to us, damage our reputation, inhibit sales, and adversely affect our business.

Our Amended and Restated Bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, employees, agents or stockholders.

Our Amended and Restated Bylaws ("Bylaws") provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees, agents or stockholders to us or our stockholders, (iii) any action or proceeding against us or any of our directors, officers, other employees, agents or stockholders arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our Amended and Restated Certificate of Incorporation or our Bylaws, (iv) any action or proceeding against us or any of our directors, officers or other employees asserting a claim that is governed by the internal affairs doctrine, or (v) any action or proceeding asserting an "internal corporate claim," as defined in the DGCL. Our Bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in our Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.

Any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, other employees, agents or stockholders, which may discourage lawsuits against us and our directors, officers, other employees, agents or stockholders. The enforceability of similar choice of forum provisions in other companies' governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

First Solar maintains a cyber risk management program designed to identify, assess, and manage cybersecurity risks. The underlying controls of the cyber risk management program incorporate recognized best practices and standards for cybersecurity, including guidance from the National Institute of Standards and Technology ("NIST") cybersecurity framework. Our cyber risk management program includes various risk assessments that are completed on a regular basis, including (i) information security controls assessments with internal and external audit partners, (ii) architectural and technical assessments with third-party experts, (iii) internal and external penetration testing with third-party service providers, (iv) continuous cyber risk register reviews, and (v) risk prioritization with our executive officers. The identification of cybersecurity risks is aided by a technical toolset as well as threat hunting and counterintelligence services provided by third-party service providers. These risk assessments and the technical toolset inform our information security roadmap, which allocates resources toward strategic initiatives to mitigate, transfer, and/or reduce cybersecurity risks. Our associates receive cybersecurity awareness communications, engage in annual cybersecurity training, and are exposed to periodic phishing simulation exercises with targeted training. Additionally, confidential information protection training is regularly provided to associates who have access to personally identifiable information, reside in certain jurisdictions, or have privileged access.

Third-party risk management at First Solar includes screening processes to evaluate the information security programs and capabilities of our vendors, including periodic reviews of vendor control assessments, such as System and Organization Controls ("SOC") 2 Type 2 reports, which are supplemented by end-user controls performed by First Solar associates. These processes enable us to oversee and identify potentially material risks from cybersecurity threats associated with our use of third-party service providers.

The Head of Cyber Security oversees the cybersecurity team, which assesses and manages cybersecurity risks at First Solar as part of our information security program. The Head of Cyber Security and our cybersecurity team members collectively hold certifications in cyber-risk oversight from the National Association of Corporate Directors, Certified Systems Security Officer and Certified Information Systems Manager credentials, and Certified Information Systems Security Professional and Systems Security Certified Practitioner credentials. The Head of Cyber Security, who has over 20 years of information security experience, reports to the Chief Information Officer. Our Chief Information Officer has 26 years of information technology experience, including 19 years in leadership roles at First Solar. They regularly brief the executive leadership team and, at least quarterly, brief the audit committee of the board of directors on cybersecurity matters.

The cybersecurity risks identified as part of our information security program are integrated into our enterprise risk management program. The audit committee reviews the integration of our cybersecurity controls and procedures with our overall risk management systems and processes, and reviews and discusses with management First Solar's major information security risks (including cybersecurity) and the steps management has taken to monitor, control, and limit such exposures and risks. An Information Security Steering Committee, which is comprised of executive leadership, serves in an advisory capacity regarding the implementation, support, and management of the information security program and compliance with applicable state and federal laws and regulations. This committee aligns business initiatives, material digital risks, risk tolerance levels, and security requirements with the information security roadmap.

The cybersecurity team actively manages cybersecurity threats and incidents through comprehensive technical tooling, reporting, partnerships, and processes. Intrusion prevention, detection, and response systems, access management systems, and incident and vulnerability management systems are all examples of technical tools employed by First Solar's cybersecurity team to protect our information and operational technology environment. Our incident response plan includes specific criteria for determining the potential impact of an identified cybersecurity incident and defined escalation protocols to determine which internal and external stakeholders should be involved and the appropriate communication channels, including considerations of any reporting based on regulatory requirements. Further, at least annually, certain key members from our cybersecurity team engage in cybersecurity tabletop exercises alongside certain members of both our executive team and board of directors, which are designed to simulate a cybersecurity threat or incident to test First Solar's incident response plan. Cybersecurity incidents are evaluated on a case-by-case basis and are categorized as low, moderate, or high impact incidents depending on qualitative and quantitative factors, including, but not limited to, their operational impact, degree of compromise, legal or regulatory impacts, and data disclosure impacts. The audit committee of the board of directors is notified if a potentially material incident is identified and reviews our response to material cybersecurity incidents, including disclosure considerations and the engagement of forensic and other technology experts to ascertain the extent of the incident, remediation actions, and responsive measures to prevent or mitigate future incidents.

As a result of ongoing monitoring, we have not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or results of operations during the period covered by this filing. Notwithstanding the cybersecurity processes and procedures described above, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, financial condition, or results of operations. While we maintain cybersecurity insurance, the costs related to cybersecurity incidents, including information and security breaches, or other disruptions may not be fully insured. For further information regarding the risks to us associated with cybersecurity incidents and other events, including information and security breaches, and how such risks may affect the Company, see the Risk Factor entitled, "Cybersecurity incidents or information or security breaches, or those of third parties with which we do business, could have a material adverse effect on our business, financial condition, and results of operations."

Item 2. *Properties*

As of December 31, 2025, our principal properties consisted of the following:

Nature	Location	Held
Corporate headquarters	Phoenix, Arizona, United States	Lease
R&D facility	Santa Clara, California, United States	Lease
Manufacturing plants, R&D facilities, and administrative offices	Perrysburg and Lake Township, Ohio, United States	Own
Manufacturing plants	Kulim, Kedah, Malaysia	Lease land, own buildings
Manufacturing plants	Ho Chi Minh City, Vietnam	Lease land, own buildings
Manufacturing plant	Tamil Nadu, India	Lease land, own buildings
Manufacturing plant	Trinity, Alabama, United States	Own
Manufacturing plant	Iberia Parish, Louisiana, United States	Lease land, own buildings
Manufacturing plant (1)	Gaffney, South Carolina, United States	Lease

_____

(1) Manufacturing plant currently under construction; operations are expected to commence in the second half of 2026.

Item 3. *Legal Proceedings*

JinkoSolar

On February 25, 2025, First Solar filed suit in the district court for the District of Delaware asserting that JinkoSolar Holding Co., Ltd.; Jinko Solar Co., Ltd.; Jinko Solar (Vietnam) Industries Co. Ltd.; Jinko Solar Technology Sdn. Bhd.; Zhejiang Jinko Solar Co., Ltd.; JinkoSolar (U.S.) Holding Inc.; JinkoSolar (U.S.) Inc.; Jinko Solar (U.S.) Manufacturing Inc.; and Jinko Solar (U.S.) Industries Inc. (collectively, "JinkoSolar") directly and indirectly infringe a First Solar patent through JinkoSolar's manufacture, import, use, sale, and offering for sale of certain tunnel oxide passivated contact ("TOPCon") solar products. First Solar alleges that the JinkoSolar TOPCon products contain solar cells manufactured using a method claimed in the patent. First Solar seeks both monetary damages and injunctive relief. On June 27, 2025, JinkoSolar filed an answer to the complaint and counterclaims asserting that the patent-in-suit is not valid and that it is not infringed by JinkoSolar. On July 18, 2025, First Solar filed an answer to the counterclaims.

On July 18, 2025, JinkoSolar Co. Ltd. filed an *inter partes* review before the U.S. Patent and Trademark Office (the "USPTO") alleging First Solar's patent asserted in the District of Delaware litigation (the "'074 Patent") is invalid over certain prior art. On September 29, 2025, First Solar filed a brief requesting that the *inter partes* review be discretionarily denied. On November 20, 2025, the U.S. Patent Trial and Appeal Board declined the petition, ending the proceeding.

On December 15, 2025, JinkoSolar filed a petition for an *ex parte* reexamination of First Solar's '074 patent. First Solar is evaluating the petition and preparing its response. The USPTO decision on whether to issue an order granting or denying the reexamination is due on March 15, 2026.

Mundra

On April 15, 2025, Mundra Solar PV Limited ("Mundra") filed suit in the district court of the District of Delaware seeking declaratory judgment that it does not infringe two of First Solar's patents (the '074 Patent and the '732 Patent) through its manufacture, import, use, sale, and offering for sale of certain TOPCon solar products. On August 1, 2025, First Solar filed an answer to the compliant and pleaded counterclaims alleging that Mundra as well as its affiliates Mundra Solar Energy Ltd., Adani Solar USA Inc., Adani Solar USA LLC, and Adani Solar infringe the two First Solar patents. On September 22, 2025, Mundra filed an answer to First Solar's counterclaims and added counterclaims asserting that the First Solar patents are invalid. On October 3, 2025, Adani Solar USA Inc. and Adani Solar USA LLC (collectively, "Adani Solar USA") filed a motion to dismiss First Solar's counterclaims with respect to Adani Solar USA. On October 8, 2025, First Solar filed an answer to Mundra's counterclaims. First Solar filed an opposition to the motion to dismiss on October 17, 2025, and Adani Solar USA filed a reply brief on October 24, 2025.

On August 15, 2025, Mundra filed an *inter partes* review before the USPTO alleging that First Solar's '732 Patent is invalid over certain prior art. On October 17, 2025, First Solar filed a brief requesting that the *inter partes* review be discretionarily denied. On December 11, 2025, the U.S. Patent Trial and Appeal Board declined the petition, ending the proceeding.

On December 19, 2025, Mundra filed a petition for an *ex parte* reexamination of First Solar's '074 patent. First Solar is evaluating the petition and preparing its response. The USPTO decision on whether to issue an order granting or denying the reexamination is due on March 19, 2026.

Canadian Solar

On May 9, 2025, First Solar filed suit in the district court for the District of Delaware asserting that Canadian Solar Inc.; CSI Solar Co., Ltd.; Canadian Solar Manufacturing (Thailand) Co., Ltd.; Canadian Solar International Limited; Canadian Solar (USA) Inc.; and Canadian Solar US Module Manufacturing Corporation (collectively, "Canadian Solar") directly and indirectly infringe a First Solar patent through Canadian Solar's manufacture, import, use, sale, and offering for sale of certain TOPCon solar products. First Solar alleges that the Canadian Solar TOPCon products contain solar cells manufactured using a method claimed in the patent. First Solar seeks both monetary damages and injunctive relief. On August 11, 2025, Canadian Solar filed an answer to the complaint.

On August 22, 2025, Canadian Solar (USA) Inc. filed an *inter partes* review before the USPTO alleging that First Solar's '074 Patent is invalid over certain prior art. On October 24, 2025, First Solar filed a brief requesting that the *inter partes* review be discretionarily denied. On December 18, 2025, the U.S. Patent Trial and Appeal Board declined the petition, ending the proceeding.

USITC Proceeding

On February 24, 2026, First Solar filed a petition with the USITC asserting that entities affiliated with Axitec Solar, Canadian Solar, JA Solar, JinkoSolar, Mundra, Philadelphia Solar, Hanwha QCells, Runergy, Trina Solar, and VSUN (collectively, the "Respondents") directly and indirectly infringe a First Solar patent through the importation and sale of certain TOPCon solar products. First Solar alleges that the Respondents' TOPCon solar products contain solar cells manufactured using a method claimed in the patent. First Solar seeks a general exclusion order preventing the importation of infringing TOPCon solar products made by any foreign entity or, in the alternative seeks a limited exclusion order preventing the importation of infringing TOPCon products by the Respondents. In addition, First Solar seeks a cease-and-desist order preventing the sale of infringing TOPCon products that were previously imported.

Customer Contract Dispute

On September 30, 2025, First Solar filed a complaint in the Supreme Court of the State of New York asserting that BP Solar Holding LLC and its affiliate Lightsource Renewable Energy Trading, LLC (together, the "Defendants") breached their contractual obligations with First Solar, having entered into various master supply agreements to purchase solar modules from First Solar and then refusing to pay the amounts owed under the master supply agreements. As a result of the failure to cure such breaches, First Solar terminated the various master supply agreements, which triggered certain contractual termination payment provisions amounting to $384.6 million, of which First Solar recognized $61.0 million in revenue during the quarter related to advance payments previously received from the Defendants. First Solar seeks monetary damages, demanding payment from the Defendants for the remaining termination payments of $323.6 million along with certain other receivables for solar modules previously delivered to the Defendants. The Defendants' answers to the complaint were filed on December 5, 2025, which included denials of First Solar's claims and a series of counterclaims related to the performance of modules previously sold to Defendants and claimed breaches of existing contracts. Defendants' have demanded damages in the amount of $175 million plus the return of $15 million credit support taken by First Solar. We do not believe the Defendants have a legal basis for these counterclaims.

On February 10, 2026, First Solar filed and served a motion seeking dismissal of each of the Defendants' counterclaims. A decision is not expected before May 2026.

See Note 14. "Commitments and Contingencies – Legal Proceedings" to our consolidated financial statements for information regarding legal proceedings and related matters.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Market Information

Our common stock is listed on The Nasdaq Stock Market LLC under the symbol FSLR.

Holders

As of February 20, 2026, there were 39 record holders of our common stock, which does not reflect beneficial owners of our shares.

Dividend Policy

We have never paid and do not expect to pay dividends on our common stock for the foreseeable future. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects, and other factors considered relevant by our board of directors. We expect to prioritize our working capital requirements, capacity expansion and other capital expenditure needs, R&D and technology investments, and merger and acquisition opportunities prior to returning capital to our shareholders.

Stock Price Performance Graph

The following graph compares the five-year cumulative total return on our common stock relative to the cumulative total returns of the S&P 500 Index and the Invesco Solar ETF, which represents a peer group of solar companies. For purposes of the graph, an investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, the S&P 500 Index, and the Invesco Solar ETF on December 31, 2020, and its relative performance is tracked through December 31, 2025. This graph is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof, and irrespective of any general incorporation language in any such filing. The stock price performance shown in the graph represents past performance and is not necessarily indicative of future stock price performance.



Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliate Purchases

None.

Item 6. *Reserved*

None.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions as described under the "Note Regarding Forward-Looking Statements" that appears earlier in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under Item 1A. "Risk Factors," and elsewhere in this Annual Report on Form 10-K. This discussion and analysis does not address certain items in respect of the year ended December 31, 2023. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024 for comparative discussions of our results of operations and liquidity and capital resources for the years ended December 31, 2024 and 2023.

Executive Overview

We are America's leading PV solar technology and manufacturing company. The only U.S.-headquartered company among the world's largest solar manufacturers, First Solar is focused on competitively and reliably enabling power generation needs with our advanced, uniquely American thin film PV technology. Developed at R&D labs in California and Ohio, our technology provides a competitive, high-performance, and responsibly produced alternative to conventional crystalline silicon PV solar modules. Our PV solar modules are produced using a fully integrated, continuous process that does not rely on Chinese crystalline silicon supply chains.

We are the world's largest thin film PV solar module manufacturer and the largest PV solar module manufacturer in the Western Hemisphere. We recently commenced operations at our fourth and fifth manufacturing facilities in the United States and completed the expansion of our manufacturing footprint at our existing facilities in Ohio. We are in the process of further expanding our domestic manufacturing capacity, including the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026. Our global manufacturing footprint spans the United States, India, Malaysia, and Vietnam.

Certain of our financial results and other key operational developments for the year ended December 31, 2025 include the following:

- Net sales for 2025 increased by 24% to $5.2 billion compared to $4.2 billion in 2024. The increase in net sales was primarily driven by an increase in the volume of modules sold to third parties.

- Gross profit as a percentage of net sales decreased 3.6 percentage points to 40.6% in 2025 from 44.2% in 2024. The decrease was primarily driven by higher costs related to a sales mix that included more U.S.-produced modules, higher warehousing costs, additional duties and tariff costs, and higher logistics charges, partially offset by the recognition of higher advanced manufacturing production credits under Section 45X of the IRC.

- During 2025, we commenced production of Series 7 modules at our new manufacturing facility in Louisiana. During 2025, we produced 16.1 GW and sold 17.5 GW of solar modules.

- In June 2025 and July 2025, we entered into two separate agreements for the sale of $701.9 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.1 million. We received the full cash proceeds during the year ended December 31, 2025.

- In October 2025, we entered into two separate agreements for the sale of $699.7 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.2 million. We received initial cash proceeds of $573.0 million during the year ended December 31, 2025, and expect to receive the remaining cash proceeds of $95.2 million during the first quarter of 2026.

- During 2025, we terminated various master supply agreements with BP Solar Holding LLC and its affiliate Lightsource Renewable Energy Trading, LLC due to the customers' failure to cure several breaches of their contractual obligations. These terminations triggered certain contractual termination payment provisions amounting to $384.6 million, of which we recognized $61.0 million as revenue for advance payments previously received from the customer. In September 2025, we filed a complaint with the Supreme Court of the State of New York seeking relief and demanding payment from these customers for the remaining termination payments along with certain other receivables for solar modules previously delivered.

Market Overview

Solar energy is one of the fastest growing forms of renewable energy with numerous benefits, including economic benefits and speed of deployment, which make it an attractive complement to or substitute for traditional forms of energy generation. In recent years, the cost of electricity from PV solar power systems has generally been competitive with or below other forms of generation. Other technological developments in the renewable energy industry, such as the advancement of energy storage capabilities, have further enhanced the prospects of solar energy as an attractive complement to traditional forms of energy generation. As a result of these and other factors, worldwide solar markets continue to develop and expand.

Government incentive programs have contributed to this momentum by providing solar module manufacturers, project developers, and project owners with various incentives to accelerate the deployment of solar power generation. For more information about these incentive programs, see Item 1. "Business – Incentive Programs." Although we compete in markets that do not require solar-specific government incentive programs, our net sales and profits remain subject to variability based on the availability and size of these programs, including tax and production incentives, renewable portfolio standards, and other incentive programs intended to stimulate economies, achieve decarbonization initiatives, and/or establish greater energy independence. Such programs continue to influence the demand for PV solar energy around the world.

Supply and Demand

As a result of the market opportunities described above, we recently commenced operations at our fourth and fifth manufacturing facilities in the United States and completed the expansion of our manufacturing footprint at our existing facilities in Ohio. We are in the process of further expanding our domestic manufacturing capacity, including the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026. We believe manufacturers of solar cells and modules, particularly those in China, have significant installed production capacity, relative to global demand, and the ability for additional capacity expansion. Accordingly, we believe the solar industry may experience periods of structural imbalance between supply and demand, which could lead to periods of pricing volatility. Further, demand for solar energy in key markets, such as the United States and India, may be affected by the nature and extent of commitments to the renewable energy transition at the local and global levels. Notwithstanding these considerations, utility and corporate demand for energy and overall electric load growth, especially as a result of AI-driven data center demand, continue to increase. Further, even on an unsubsidized basis, utility-scale PV solar is cost competitive with conventional forms of energy generation, including natural gas and nuclear, and is significantly faster to deploy than a five-year natural gas project development timeline or a much longer nuclear project timeline.

Given the combination of (i) a European market captured by Chinese solar modules, where pricing is at levels near or below manufacturing costs, (ii) an Indian market effectively closed to Southeast Asian products, (iii) a general supply and demand imbalance for Southeast Asian products, and (iv) certain tariffs on modules imported into the United States, we have reduced production of Series 6 modules at our international manufacturing facilities.

In light of these market realities, we continue to advocate for industrial and trade policies that provide a level playing field for manufacturers of solar cells and modules. We also continue to focus on our strategies and points of differentiation, which include our proprietary advanced module technology, our manufacturing process and distributed manufacturing presence, our localized supply chain, our R&D capabilities, our commitment to responsible solar, and our financial stability.

Pricing Competition

The solar industry continues to be characterized by intense pricing competition, both at the module and system levels. This competition may result in an environment in which pricing falls rapidly, which could potentially increase demand for solar energy solutions but constrain the ability for module manufacturers and project developers to sustain meaningful and consistent profitability. Our results of operations could be adversely affected if competitors reduce pricing below their costs, bid aggressively low prices for module sale agreements, or are able to operate at minimal or negative operating margins for sustained periods of time. For certain of our competitors, including many in China, these practices may be enabled by their direct or indirect access to sovereign capital or other forms of state support. Module average selling prices in many global markets have declined. However, recent module pricing in the United States, our primary market, has remained stable due, in part, to the rising demand for domestically manufactured modules as a result of the IRA, energy tax credit eligibility restrictions (including foreign-entity-related limitations) as amended by the OBBBA, and tariffs on modules imported into the United States.

Diverse Offerings

We face intense competition from manufacturers of crystalline silicon solar modules and other emerging technologies. Solar module manufacturers compete with one another on sales price per watt, which may be influenced by several module value attributes, including energy yield, wattage (through a larger form factor or an improved conversion efficiency), degradation, sustainability, and reliability. Sales price per watt may also be influenced by warranty terms, customer payment terms, and/or module attributes. We believe that utility-scale solar will continue to be a compelling offering and will continue to represent an increasing portion of the overall electricity generation mix. However, this focus on utility-scale module offerings exists within a current market environment that includes rooftop and distributed generation solar, which may influence our future offerings.

We continue to devote significant resources to support the implementation of our technology roadmap and improve the energy output of our modules. In the course of our R&D activities, we explore various technologies in our efforts to sustain competitive differentiation of our modules. Such technologies include the development of bifacial modules, the implementation of our CuRe program, and the ongoing R&D of a viable and commercially scalable perovskite product.

- *Bifacial*. While conventional solar modules are monofacial, meaning their ability to produce energy is a function of direct and diffuse irradiance on their front side, most module manufacturers offer bifacial modules that also capture diffuse irradiance on the back side of a module. Bifaciality compromises nameplate power, but by converting both front and back side irradiance, such technology may improve the overall energy production of a module relative to nameplate power when applied in certain applications, which could lower the overall LCOE of a system when compared to systems using monofacial solar modules.

- *CuRe*. Our CuRe program is intended to improve our current semiconductor structure by replacing copper with certain other elements that are expected to enhance module performance by improving its bifaciality characteristics, improving its temperature coefficient, and improving its warranted degradation. As a result of these performance improvements, our PV solar modules are expected to produce more energy in real-world operating conditions over their estimated useful lives than crystalline silicon modules with the same nameplate power. In late 2024, we commenced a limited commercial production run of modules employing our CuRe technology, and during the first half of 2025, we sold our first CuRe modules to customers. Beginning in the first quarter of 2026, we intend to permanently convert one of our Ohio facilities to CuRe, followed by a phased replication of the technology across certain manufacturing facilities within our fleet.

- *Perovskite*. We continue to research and develop our thin-film semiconductor technology, with a focus on the use of perovskite thin films. Perovskites have the potential to significantly increase the efficiency and reduce the cost of PV solar modules either through single-junction or potentially multi-junction devices. Supported by the associates at our California and European Technology Centers, we continue to advance our work on improving both the efficiency and stability of this technology in developing a commercially scalable perovskite product. Our investment in this technology also includes the construction of a dedicated perovskite development line at our Ohio facility.

Product Efficiencies

The efficiencies gained from the vertical integration of our manufacturing model and our cost management initiatives allow us to compete favorably in markets where pricing for modules and systems is highly competitive. Our cost competitiveness is based in large part on our advanced thin film semiconductor technology, module wattage, proprietary manufacturing process (which enables us to produce a CdTe module in a matter of hours using a continuous and highly automated industrial manufacturing process, as opposed to a batch process), and focus on operational excellence. In addition, our CdTe modules use approximately 2% to 3% of the amount of semiconductor material that is used to manufacture conventional crystalline silicon solar modules. The cost of polysilicon is a significant driver of the manufacturing cost of crystalline silicon solar modules, and the timing and rate of change in the cost of silicon feedstock and polysilicon could lead to changes in solar module pricing levels.

Energy Performance

In many climates, our solar modules provide certain energy production advantages relative to competing crystalline silicon solar modules. As a result, our solar modules can produce more energy in real-world operating conditions than conventional crystalline silicon modules with the same nameplate power. For more information about these advantages, see Item 1. "Business – Business Strategy." Additionally, we generally warrant that our solar modules will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years.

While our modules are generally competitive in cost, reliability, and performance attributes, there can be no guarantee such competitiveness will continue to exist in the future to the same extent, or at all. Any declines in the competitiveness of our products could result in declines in the average selling prices of our modules and additional margin compression. Accordingly, we continue to focus on enhancing the competitiveness of our solar modules through our module technology and cost reduction roadmaps.

Certain Trends and Uncertainties

We believe that our business, financial condition, and results of operations may be favorably or unfavorably impacted by the following trends and uncertainties. See Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K for discussions of other risks that may affect us.

Our business is evolving worldwide and is shaped by the varying ways in which our offerings can be compelling and economically viable solutions to energy needs in our key markets. In addressing electricity demands, we are focused on providing utility-scale module offerings in markets that we believe have a significant need for mass-scale PV solar electricity, including markets primarily in the United States and India. We closely evaluate and monitor the appropriate level of resources required to support such markets and their associated sales opportunities. When deployed in utility-scale applications, our modules provide energy at a lower LCOE compared to traditional forms of energy generation.

Demand for our PV solar modules depends, in part, on certain factors outside our control. For example, many governments have proposed or enacted policies or incentive programs intended to encourage renewable energy investments to achieve decarbonization objectives and/or establish greater energy independence. While we compete in markets that do not require solar-specific government subsidies or incentive programs, our net sales and profits remain subject to variability based on the availability and size of government subsidies and economic incentives. Adverse changes in these factors could increase the cost of utility-scale systems, which could reduce demand for our solar modules. Recent developments to government incentive programs include the following:

- *United States.* In August 2022, the previous U.S. President signed the IRA into law, which was intended to accelerate the country's ongoing transition to clean energy. Among other things, the financial incentives provided by the IRA have significantly increased demand for modules manufactured in the United States. We expect to qualify for the advanced manufacturing production credit under Section 45X of the IRC, which provides certain specified benefits for solar modules and solar module components manufactured in the United States and sold to third parties. However, the current U.S. presidential administration and control of the U.S. Congress present uncertainty as to the continued availability of certain benefits. For example, on January 20, 2025, the U.S. President issued the executive order entitled, "Unleashing American Energy," which, among other things, indicated a lack of support for federal funding of certain solar and solar-related projects. Further, on July 4, 2025, the U.S. President signed H.R.1 into law, commonly referred to as the "One Big Beautiful Bill," which significantly curtails the availability of certain energy tax credits. H.R.1 includes accelerating the termination of the clean electricity ITC and PTC in relation to solar and restricting tax credits if a taxpayer employs certain products and components produced by a supplier with ties to a FEOC. H.R.1 also severely limits Section 45X tax credit eligibility for products manufactured by, or with material assistance from, a FEOC. For more information about certain risks associated with the benefits available to us under the IRA, see Item 1A. "Risk Factors – We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected."

Demand for our PV solar modules also depends on domestic or international trade policies and government regulations, which may be proposed, revised, and/or enacted across short- and long-term time horizons with varying degrees of impact to our net sales, profit, and manufacturing operations. Changes in these policies and regulations could adversely impact the competitive landscape of solar markets, which could reduce demand for our solar modules. Recent revisions or proposed changes to trade policy and government regulations include the following:

- *United States*. In April 2025, the U.S. President imposed a 10% "baseline" reciprocal tariff on nearly all U.S. trading partners, and additional, higher reciprocal tariffs on certain countries. Effective May 14, 2025, the United States entered into an agreement with China to lower the reciprocal tariff rate to 10% for 90 days. This agreement has since been extended until November 10, 2026. As it pertains to the countries where we manufacture solar modules, IEEPA tariffs applied to Vietnam (20%), India (25%), and Malaysia (19%). In August 2025, the U.S. President had imposed an additional 25% tariff on India over its purchases of Russian oil, resulting in an overall rate of 50%. On February 20, 2026, the U.S. Supreme Court ruled the IEEPA tariffs unlawful. President Trump responded immediately by revoking the IEEPA tariff actions and imposing new global tariffs pursuant to Section 122 of the Trade Act of 1974 ("Section 122"), which provides for tariffs up to 15% for a period of no more than 150 days. For more information about this development, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results*."*

- *United States.* Effective June 4, 2025, the U.S. President increased tariffs on imported aluminum and steel articles under Section 232 from 25% to 50%. Effective August 1, 2025, the U.S. President imposed tariffs of 50% on copper under Section 232. Effective October 14, 2025, the U.S. President imposed tariffs of 10% on imported softwood timber and lumber products under Section 232. Further, on April 22, 2025, the U.S. Secretary of Commerce initiated an investigation to determine the effects on the national security of imports of processed critical minerals, as well as their derivative products, under Section 232; on July 1, 2025, the U.S. Secretary of Commerce initiated a Section 232 investigation to determine whether imports of polysilicon and its derivatives impair U.S. national security; and on September 2, 2025, the U.S. Secretary of Commerce initiated an investigation to determine the effects on the national security of imports of robotics and industrial machinery under Section 232. For more information about the context of these developments, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results."

- *China.* In February 2025, China announced that it would tighten export controls for five key minerals, including products containing tellurium, which is one of the main components of our CdTe modules. Although tellurium and products containing tellurium are sourced globally, China is a major global producer of tellurium and products containing tellurium. Exporters of tellurium and related products are generally required to obtain a license from the Chinese Ministry of Commerce. In October 2025, China expanded its rare earths export controls, adding new minerals to its restricted list and requiring foreign entities to obtain a license to export any products containing over 0.1% of rare earths from China or manufactured using China's extraction, refining, magnet-making, or recycling technology. In November 2025, China announced it would delay imposition of the October 2025 export controls for one year. In February 2026, the U.S. President announced the creation of an approximately $12 billion stockpile of

56

critical minerals for U.S. manufacturers in response to the potential supply chain disruptions as a result of Chinese export controls. We have assembled a cross-functional team to interpret the export controls and related developments and analyze how they may impact materials required for our module production. We have applied for and intend to continue applying for export licenses where appropriate, as well as continuing to implement other strategic alternatives, such as sourcing from other suppliers to mitigate potential adverse impacts from these export controls. For more information about this development, see Item 1A. "Risk Factors – A disruption in our supply chain for CdTe, tellurium, products containing tellurium, or other key raw materials, or equipment could interrupt or impair our ability to manufacture solar modules and could adversely impact our profitability and long-term growth prospects."

- *United States.* In April 2024, the American Alliance for Solar Manufacturing Trade Committee, which includes First Solar, filed a set of AD/CVD petitions with the USDOC and the USITC to impose duties on certain unfairly traded solar products from Cambodia, Malaysia, Thailand, and Vietnam. Following final affirmative determinations by the USDOC and USITC that identified final subsidy rates of 534.67% to 3,403.96% for Cambodia, 14.64% to 168.8% for Malaysia, 263.74% to 799.55% for Thailand, and 68.15% to 542.64% for Vietnam, AD/CVD orders, including the assessment of countervailing duties and suspension of liquidation of such products, were issued on June 9, 2025. On July 17, 2025, the Alliance for American Solar Manufacturing and Trade filed another set of AD/CVD petitions with the USDOC and the USITC to impose duties on unfairly traded crystalline silicon solar products from India, Indonesia, and Laos. In addition to a range of alleged illegal subsidies, the petitioners identified dumping margins of 213.96% for India, 89.65% for Indonesia, and 245.79 to 249.09% for Laos. For more information about this development, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results."

- *India*. The ALMM was introduced in 2021 as a non-tariff barrier to incentivize domestic manufacturing of PV modules by approving the list of models and manufacturers who can participate in certain solar development projects. The ALMM is approved by the MNRE, and any modifications to the ALMM and its application may affect future investments in solar module manufacturing in India. For example, in December 2024, the ALMM was amended to require nearly all solar development projects to use PV modules that contain domestically manufactured solar cells, which is expected to be effective for such projects completed on or after June 2026; in August 2025, the relevant list of qualifying entities was released, which included First Solar as an approved manufacturer. Further, in September 2025, the MNRE released draft amendments that would require nearly all solar development projects to use PV modules that contain domestically manufactured wafers, which is expected to be effective for such projects completed on or after June 2028; the proposed list was released at that time, which included First Solar as an approved manufacturer. In November 2025, the MNRE released a draft proposal that would increase the minimum efficiency of PV modules for manufacturers to be included in the ALMM beginning in 2027, which would potentially impact First Solar's ability to sell modules within the Indian market. For more information about the ALMM, see Item 1A. "Risk Factors – The modification, reduction, elimination, or expiration of government subsidies, economic incentives, eligibility limitations, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or the impact of other public policies, such as tariffs or other trade remedies imposed on solar cells and modules or related raw materials or equipment, have, and in the future could, negatively impact demand and/or price levels for our solar modules and limit our growth or lead to a reduction in our net sales or increase our costs, thereby adversely impacting our operating results."

Our ability to provide solar modules on economically attractive terms is also affected by the availability and cost of logistics services associated with the procurement of raw materials or equipment used in our manufacturing process and the shipping, handling, storage, and distribution of our modules. To mitigate certain logistics costs, we employ commercial contract structures that provide additional consideration to us if the cost of logistics services, excluding demurrage and detention, exceeds defined thresholds. We may also adjust our shipping plans to include additional lead times for module deliveries and/or use our network of U.S. distribution centers to mitigate logistics costs. Additionally, our manufacturing capacity expansions are expected to bring production activities closer to customer demand, further mitigating our exposure to the cost of ocean freight.

We generally price and sell our solar modules on a per watt basis. As of December 31, 2025, we had entered into contracts with customers for the future sale of 50.1 GW of solar modules for an aggregate transaction price of $15.0 billion, which we expect to recognize as revenue through 2030 as we transfer control of the modules to our customers. This volume and transaction price exclude contracts with customers in India for which payment has not been fully secured. This volume includes contracts for the sale of 23.2 GW of solar modules with anticipated price adjustments for future module technology improvements, including enhancements to certain energy related attributes. Based on these potential improvements, the contracted module volume as of December 31, 2025, the expected timing of such improvements being incorporated into our manufacturing process, and the expected timing of module deliveries, such adjustments, if realized, could result in additional revenue of up to $0.6 billion, the majority of which would be recognized in 2027 and 2028. In addition to these price adjustments, certain of our contracts with customers may include favorable or unfavorable price adjustments associated with changes to (i) sales freight in excess of defined thresholds, (ii) changes to certain commodity prices, (iii) the module wattage committed for delivery, (iv) the volume of modules sold that meet certain U.S. domestic content requirements, and (v) changes to certain tariff structures within a defined threshold, among other things. As a result, the revenue recognized from such contracts may increase or decrease in future periods relative to the original transaction price or may otherwise be impacted if a contract is canceled.

While our contracts with customers typically have certain firm purchase commitments and may require our customers to make payments to us if a contract is terminated in certain circumstances, those contract terms have in the past and may in the future be breached by our customers or subject to renegotiation. Among other things, these contract breaches and renegotiations have reduced, and may continue to reduce, the volume of modules sold under the relevant contracts and/or the extent of anticipated price adjustments for future module technology improvements, thereby reducing future sales of solar modules. Furthermore, our ability to subsequently resell solar modules sold under terminated and/or renegotiated contracts may be constrained by the project lead times of our customers, their required module specifications, or other factors. For example, on September 30, 2025, First Solar filed a complaint in the Supreme Court of the State of New York asserting that BP Solar Holding LLC and its affiliate Lightsource Renewable Energy Trading, LLC breached their contractual obligations with First Solar, having entered into various master supply agreements to purchase solar modules from First Solar and then refusing to pay the amounts owed under the purchase orders. For more information about this development, see Part I. Item 3. "Legal Proceedings."

We monitor our modules' expected performance through quality and reliability testing, as well as actual performance in certain field installation sites. Any declines in the expected performance attributes of our modules could adversely impact our financial results due to declines in the average selling prices of our modules and additional margin compression. For example, the identified manufacturing issues affecting certain Series 7 modules may adversely impact the average selling prices of our modules or the carrying value of our inventories. These manufacturing issues may also increase product warranty claims by our customers to resolve the premature power loss in affected modules. Any future manufacturing issues, including any additional commitment made by us to remediate the affected modules beyond our limited warranty, could also adversely impact our reputation, financial position, operating results, and cash flows. We may also be subject to certain other risks and uncertainties surrounding module performance as described in Item 1A. "Risk Factors – Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share."

We are in the process of expanding our domestic manufacturing capacity; this additional capacity, and any other potential investments to add to or otherwise modify our existing manufacturing capacity in response to market demand and competition, may require significant internal and possibly external sources of capital, and may be subject to certain risks and uncertainties described in Item 1A. "Risk Factors," including those described under the headings "Our future success depends on our ability to effectively balance manufacturing production with market demand, effectively manage our cost per watt, and, when necessary, continue to build new manufacturing plants over time in response to market demand, all of which are subject to risks and uncertainties" and "If any future production lines are not built in line with committed schedules, it may adversely affect our future growth plans. If any future production lines do not achieve operating metrics similar to our existing production lines, our solar modules could perform below expectations and cause us to lose customers."

Results of Operations

The following table sets forth our consolidated statements of operations as a percentage of net sales for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	**2024**	**2023**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	59.4 %	55.8 %	60.8 %
Gross profit	40.6 %	44.2 %	39.2 %
Selling, general and administrative	3.9 %	4.5 %	6.0 %
Research and development	4.5 %	4.5 %	4.6 %
Production start-up	1.7 %	2.0 %	2.0 %
Litigation loss	— %	— %	1.1 %
Gain on sales of businesses, net	— %	— %	0.2 %
Operating income	30.6 %	33.2 %	25.8 %
Foreign currency loss, net	(0.7)%	(0.6)%	(0.6)%
Interest income	1.6 %	2.1 %	2.9 %
Interest expense, net	(0.8)%	(0.9)%	(0.4)%
Other expense, net	(0.3)%	(0.3)%	(0.9)%
Income tax expense	(1.0)%	(2.7)%	(1.8)%
Net income	29.3 %	30.7 %	25.0 %

Segment Overview

First Solar operates as one business, which involves the design, manufacture, and sale of CdTe solar modules, which convert sunlight into electricity. As such, we operate as a single operating segment. Our third-party customers include system developers, independent power producers, utilities, commercial and industrial companies, large corporate energy buyers, and other system owners and operators.

Net sales

We generally price and sell our solar modules on a per watt basis. During 2025, Silicon Ranch Corporation and NextEra Energy each accounted for 10% or more of our net sales, and the majority of our solar modules were sold to developers and operators of systems in the United States. Substantially all of our net sales during 2025 were denominated in U.S. dollars. We recognize revenue for module sales at a point in time following the transfer of control of the modules to the customer, which typically occurs upon delivery of the modules to the location specified in the terms of the underlying contract. The revenue recognition policies for module sales are further described in Note 2. "Summary of Significant Accounting Policies" to our consolidated financial statements.

The following table shows net sales for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Net sales	$ 5,219,376	$ 4,206,289	$ 3,318,602	$ 1,013,087	24 %	$ 887,687	27 %

Net sales increased by $1.0 billion in 2025 primarily due to a 24% increase in the volume of modules sold to third parties.

Cost of sales

Our cost of sales includes the cost of raw materials and components for manufacturing solar modules, such as glass, transparent conductive coatings, CdTe and other thin film semiconductors, laminate materials, connector assemblies, edge seal materials, and frames or back rails. In addition, our cost of sales includes direct labor for the manufacturing of solar modules and manufacturing overhead, such as engineering, equipment maintenance, quality and production control, and information technology. Our cost of sales also includes depreciation of manufacturing plant and equipment, facility-related expenses, environmental health and safety costs, and costs associated with logistics, warranties, and solar module collection and recycling (excluding accretion).

The following table shows cost of sales for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Cost of sales	$ 3,099,037	$ 2,348,425	$ 2,017,923	$ 750,612	32 %	$ 330,502	16 %
% of net sales	59.4 %	55.8 %	60.8 %				

Cost of sales increased $750.6 million, or 32%, and increased 3.6 percentage points as a percent of net sales when comparing 2025 with 2024. The increase in cost of sales was driven by (i) higher costs of $651.6 million due to an increase in the volume of modules sold; (ii) higher production costs of $216.5 million, largely due to a higher sales mix of U.S.-produced modules and tariffs on raw materials; (iii) higher logistics costs of $173.1 million, which included detention and demurrage charges; (iv) higher warehousing costs of $130.7 million; and (v) tariffs on international modules imported into the United States of $94.4 million. These increases were partially offset by (vi) a higher sales mix of modules qualifying for the advanced manufacturing production credit under Section 45X of the IRC, which decreased cost of sales by $601.8 million.

Gross profit

Gross profit may be affected by various factors, including the selling prices of our modules, our manufacturing costs, the capacity utilization of our manufacturing facilities, and foreign exchange rates.

The following table shows gross profit for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Gross profit	$ 2,120,339	$ 1,857,864	$ 1,300,679	$ 262,475	14 %	$ 557,185	43 %
% of net sales	40.6 %	44.2 %	39.2 %				

Gross profit decreased 3.6 percentage points to 40.6% in 2025 from 44.2% in 2024 primarily due to (i) higher costs related to a sales mix that included more U.S.-produced modules; (ii) higher warehousing costs; (iii) additional duties and tariff costs; and (iv) higher logistics charges. As a percentage of net sales, these decreases in gross profit were partially offset by (v) the recognition of higher advanced manufacturing production credits under Section 45X of the IRC.

Selling, general and administrative

Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, and other business development and selling expenses.

The following table shows selling, general and administrative expense for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Selling, general and administrative	$ 203,759	$ 188,262	$ 197,622	$ 15,497	8 %	$ (9,360)	(5)%
% of net sales	3.9 %	4.5 %	6.0 %				

Selling, general and administrative expense in 2025 increased compared to 2024 primarily due to (i) higher expected credit losses from an increase in the aging of certain accounts receivable and (ii) higher costs for certain legal matters.

Research and development

Research and development expense consists primarily of salaries and other personnel-related costs; the cost of products, materials, and outside services used in our R&D activities; and depreciation and amortization expense associated with R&D specific facilities and equipment. We maintain a number of programs and activities to improve our technology and processes in order to enhance the performance and reduce the costs of our solar modules.

The following table shows research and development expense for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Research and development	$ 233,421	$ 191,375	$ 152,307	$ 42,046	22 %	$ 39,068	26 %
% of net sales	4.5 %	4.5 %	4.6 %				

Research and development expense in 2025 increased compared to 2024 primarily due to (i) higher employee compensation expense resulting from an increase in headcount, (ii) higher depreciation and maintenance costs resulting from our significant investments in R&D facilities and equipment, and (iii) higher utility costs.

Production start-up

Production start-up expense consists of costs associated with operating a production line before it is qualified for commercial production, including the cost of raw materials for solar modules run through the production line during the qualification phase, employee compensation for individuals supporting production start-up activities, and applicable facility-related costs. Production start-up expense also includes costs related to the selection of a new site and implementation costs for manufacturing process improvements to the extent we cannot capitalize these expenditures.

The following table shows production start-up expense for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Production start-up	$ 86,295	$ 84,492	$ 64,777	$ 1,803	2 %	$ 19,715	30 %
% of net sales	1.7 %	2.0 %	2.0 %				

During 2025 and 2024, we incurred production start-up expense primarily for our fifth and fourth manufacturing facilities in the United States, respectively.

Litigation loss

The following table shows litigation loss for the years ended December 31, 2025, 2024, and 2023:

(Dollars in thousands)	Years Ended			Change			
	2025	2024	2023	2025 over 2024		2024 over 2023	
Litigation loss	$ —	$ 430	$ 35,590	$ (430)	N/A	$ (35,160)	(99)%
% of net sales	— %	— %	1.1 %				

Litigation loss was not significant in 2025 or 2024. In July 2021, Southern Power Company filed an arbitration demand with the American Arbitration Association against two of our subsidiaries. In July 2023, the arbitration panel issued an interim award letter adopting certain of Southern's proposed individual award claims in the amount of $35.6 million. See Note 14. "Commitments and Contingencies" to our consolidated financial statements for further information about this matter.

Foreign currency loss, net

Foreign currency loss, net consists of the net effect of gains and losses resulting from holding assets and liabilities and conducting transactions denominated in currencies other than our subsidiaries' functional currencies.

The following table shows foreign currency loss, net for the years ended December 31, 2025, 2024, and 2023:

(Dollars in thousands)	Years Ended			Change			
	2025	2024	2023	2025 over 2024		2024 over 2023	
Foreign currency loss, net	$ (38,569)	$ (24,976)	$ (21,533)	$ (13,593)	54 %	$ (3,443)	16 %

Foreign currency loss for the year ended December 31, 2025 increased compared to the prior year primarily due to differences between our economic hedge positions and the underlying currency exposures and higher costs associated with hedging activities related to our subsidiaries in India.

Interest income

Interest income is earned on our cash, cash equivalents, marketable securities, restricted cash, restricted cash equivalents, and restricted marketable securities. Interest income also includes interest earned from late customer payments.

The following table shows interest income for the years ended December 31, 2025, 2024, and 2023:

(Dollars in thousands)	Years Ended			Change			
	2025	2024	2023	2025 over 2024		2024 over 2023	
Interest income	$ 81,762	$ 89,090	$ 97,667	$ (7,328)	(8)%	$ (8,577)	(9)%

Interest income during 2025 decreased compared to 2024 primarily due to lower average balances of time deposits and marketable securities. This decrease was partially offset by an increase in cash holdings and interest earned on trade receivables.

Interest expense, net

Interest expense, net primarily comprises interest incurred on debt. We may capitalize interest expense to our property, plant and equipment when such costs qualify for interest capitalization, which reduces the amount of net interest expense reported in any given period.

The following table shows interest expense, net for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Interest expense, net	$ (44,131)	$ (38,870)	$ (12,965)	$ (5,261)	14 %	$ (25,905)	200 %

Interest expense, net during 2025 increased compared to 2024 primarily due to factoring certain trade receivables with recourse, which were accounted for as secured borrowings.

Other expense, net

Other expense, net primarily comprises miscellaneous items and financing fees.

The following table shows other expense, net for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Other expense, net	$ (15,013)	$ (13,326)	$ (29,145)	$ (1,687)	13 %	$ 15,819	(54)%

Other expense, net for the year ended December 31, 2025 was consistent with the prior year.

Income tax expense

Income tax expense or benefit, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect our best estimates of current and future taxes to be paid. We are subject to income taxes in both the United States and numerous foreign jurisdictions in which we operate, principally Singapore, Malaysia, Vietnam, and India. Significant judgments and estimates are required to determine our consolidated income tax expense. The statutory federal corporate income tax rate in the United States is 21%, and the tax rates in Singapore, Malaysia, Vietnam, and India are 17%, 24%, 20%, and 17%, respectively. In Malaysia, we have been granted a long-term tax holiday, scheduled to expire in 2027, pursuant to which substantially all of our income earned in Malaysia is exempt from income tax, conditional upon our continued compliance with certain employment and investment thresholds. In Vietnam, we have been granted a long-term tax incentive, scheduled to expire at the end of 2036, pursuant to which income earned in Vietnam is subject to reduced tax rates, conditional upon our continued compliance with certain revenue and R&D spending thresholds.

The following table shows income tax expense for the years ended December 31, 2025, 2024, and 2023:

| (Dollars in thousands) | Years Ended | | | Change | | | |
	2025	2024	2023	2025 over 2024		2024 over 2023	
Income tax expense	$ (52,684)	$ (114,294)	$ (60,513)	$ 61,610	(54)%	$ (53,781)	89 %
Effective tax rate	3.3 %	8.1 %	6.8 %				

Our tax rate is affected by the advanced manufacturing production credit under Section 45X and recurring items such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions. The rate is also affected by discrete items that may occur in any given period but are not consistent from period to period. Income tax expense decreased by $61.6 million during 2025 compared to 2024 primarily due to the beneficial effects of tax law associated with the IRA, partially offset by a lower relative benefit from the long-term tax holiday in Malaysia and higher pretax income in the current year.

Liquidity and Capital Resources

As of December 31, 2025, we believe that our cash, cash equivalents, marketable securities, cash flows from operating activities, and contracts with customers for the future sale of solar modules will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. In addition, as of December 31, 2025 we had availability under an unused $1.0 billion revolving credit facility, as well as various trade receivables factoring arrangements with financial institutions. In February 2026, we terminated the existing revolving credit facility and replaced it with a larger, $1.5 billion revolving facility. For more information about these facilities, see Note 12. "Debt." To the extent we offer extended payment terms to customers, fail to collect trade receivables in a timely manner, or face other challenges in managing our working capital, we may be required to use our Credit Facility or other temporary sources of funding. As necessary, we also believe we will have adequate access to the capital markets. We monitor our working capital to ensure we have adequate liquidity, both domestically and internationally. We intend to maintain appropriate debt levels based upon cash flow expectations, our overall cost of capital, and expected cash requirements for operations, including near-term expansion activities in the United States. However, our ability to raise capital on terms commercially acceptable to us could be constrained if there is insufficient lender or investor interest due to company-specific, industry-wide, or broader market concerns. Any incremental debt financing could result in increased debt service expenses and/or restrictive covenants, which could limit our ability to pursue our strategic plans.

As of December 31, 2025, we had $2.9 billion in cash, cash equivalents, and marketable securities compared to $1.8 billion as of December 31, 2024. This increase was primarily driven by (i) proceeds from the sale of Section 45X tax credits and (ii) higher cash receipts from module sales, including advance payments for future sales, partially offset by (iii) increases in payments made to suppliers, (iv) purchases of property, plant and equipment for our U.S. facilities, (v) various operating expenditures, (vi) certain advance payments for raw materials, and (vii) repayment of debt. As of December 31, 2025 and 2024, $0.5 billion and $0.7 billion of our cash, cash equivalents, and marketable securities, respectively, were held by our foreign subsidiaries and were primarily based in U.S. dollar, Indian Rupee, and Euro denominated holdings. Our investment policy seeks to preserve our investment principal and maintain adequate liquidity to meet our cash flow requirements, while at the same time optimizing the return on our investments. Pursuant to such policy, we place our investments with a diversified group of high-quality financial institutions and limit the concentration of such investments with any one counterparty. We place significant emphasis on the creditworthiness of financial institutions and assess the credit ratings and financial health of our counterparty financial institutions when making investment decisions.

We use a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. If certain international funds were needed for our operations in the United States, we may be required to accrue and pay certain U.S. and foreign taxes to repatriate such funds. We maintain the intent and ability to permanently reinvest our accumulated earnings outside the United States, with the exception of certain subsidiaries for which applicable income taxes have been recorded as of December 31, 2025. In addition, changes to foreign government banking regulations may restrict our ability to move funds among various jurisdictions under certain circumstances, which could negatively impact our access to capital, resulting in an adverse effect on our liquidity and capital resources.

Although we compete in markets that do not require solar-specific government subsidies or incentive programs, such incentives continue to significantly influence the demand for PV solar energy around the world. Further, our net sales and profits remain subject to variability based on the availability and size of government subsidies and economic incentives. For example, the financial incentives provided by the IRA have significantly increased demand for modules manufactured in the United States, and we expect the benefits made available to us by the IRA to favorably impact our liquidity and capital resources in future periods. We expect to qualify for the advanced manufacturing production credit under Section 45X of the IRC, which provides certain specified benefits for solar modules and solar module components manufactured in the United States and sold to third parties. Such credit may be refundable by the IRS or transferable to a third party and is available from 2023 to 2032, subject to phase down beginning in 2030. Based on the current form factor of our modules, we believe we qualify for a credit of approximately 17 cents per watt for each module produced in the United States and sold to a third party. Accordingly, we expect the advanced manufacturing production credit will provide us with a significant source of funding throughout its remaining period.

In June 2025 and July 2025, we entered into two agreements for the sale of $701.9 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.1 million. We received the full cash proceeds during the year ended December 31, 2025. In October 2025, we entered into two agreements for the sale of $699.7 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.2 million. We received initial cash proceeds of $573.0 million during the year ended December 31, 2025, and expect to receive the remaining cash proceeds of $95.2 million during the first quarter of 2026. For more information about certain risks associated with the benefits available to us under the IRA, see Item 1A. "Risk Factors – "We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected." See Note 8. "Government Grants" to our consolidated financial statements for further information about government grants.

As a result of various market opportunities and increased domestic demand for our products, we recently commenced operations at our fourth and fifth manufacturing facilities in the United States and completed the expansion of our manufacturing footprint at our existing facilities in Ohio. We are in the process of further expanding our domestic manufacturing capacity, including the construction of our sixth U.S. manufacturing facility to onshore final production processes for modules initiated by our international fleet, which is expected to commence operations in the second half of 2026. We anticipate our investment in this U.S. facility to be approximately $0.3 billion. The capital expenditures necessary to expand our capacity may be financed, in part, by cash on hand, advance payments from customers for module sales in future periods, and the advanced manufacturing production credit described above.

During 2026, we expect to spend between $0.8 billion and $1.0 billion for capital expenditures, including the new facility mentioned above, investments in various R&D initiatives, and upgrades to machinery and equipment. These capital investments, and any other potential investments to implement our technology roadmap, may require significant internal and possibly external sources of capital and may be subject to certain risks and uncertainties described in Item 1A. "Risk Factors," including those described under the headings "Our future success depends on our ability to effectively balance manufacturing production with market demand, effectively manage our cost per watt, and, when necessary, continue to build new manufacturing plants over time in response to market demand, all of which are subject to risks and uncertainties" and "If any future production lines are not built in line with committed schedules, it may adversely affect our future growth plans. If any future production lines do not achieve operating metrics similar to our existing production lines, our solar modules could perform below expectations and cause us to lose customers."

We have committed and expect to continue to commit significant working capital to purchase various raw materials used in our module manufacturing process. Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could increase our manufacturing costs or interrupt or impair our ability to manufacture our solar modules. Accordingly, we may enter into long-term supply agreements to mitigate potential risks related to the procurement of key raw materials and components, and such agreements may be noncancelable or cancelable with a significant penalty. For example, we have entered into long-term supply agreements for the purchase of certain specified minimum volumes of substrate glass for our PV solar modules. We have the right to terminate certain of these agreements upon payment of specified termination payments (which, in aggregate, are up to approximately $300 million as of December 31, 2025 and decline over the remaining supply periods). Additionally, for certain strategic suppliers, we have made, and may in the future be required to make, certain advance payments to secure the raw materials necessary for our module manufacturing.

We have also committed certain financial resources to fulfill our solar module collection and recycling obligations and have established a trust under which these funds are put into custodial accounts with an established and reputable bank. As of December 31, 2025, such funds were comprised of restricted marketable securities of $217.2 million and associated restricted cash and cash equivalents of $6.9 million. As of December 31, 2025, our module collection and recycling liability was $146.0 million. Trust funds may be disbursed for qualified module collection and recycling costs (including capital and facility related recycling costs), payments to customers for assuming collection and recycling obligations, and reimbursements of any overfunded amounts. Investments in the trust must meet certain investment quality criteria comparable to highly rated government or agency bonds. As necessary, we adjust the funded amounts for our estimated collection and recycling obligations based on the estimated costs of collecting and recycling covered modules, estimated rates of return on our restricted marketable securities, and an estimated solar module life of 25 years, less amounts already funded in prior years.

As of December 31, 2025, we had no off-balance sheet debt or similar obligations, other than financial assurance related instruments, which are not classified as debt. We do not guarantee any third-party debt. See Note 14. "Commitments and Contingencies" to our consolidated financial statements for further information about our financial assurance related instruments.

Cash Flows

The following table summarizes key cash flow activity for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Net cash provided by operating activities	$ 2,057,105	$ 1,217,999	$ 602,260
Net cash used in investing activities	(765,168)	(1,563,307)	(472,791)
Net cash (used in) provided by financing activities	(119,228)	24,849	336,853
Effect of exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	3,099	(6,387)	5,285
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 1,175,808	$ (326,846)	$ 471,607

Operating Activities

The increase in net cash provided by operating activities during 2025 was primarily driven by higher cash receipts from module sales, including advance payments for future sales, higher proceeds from the sale of Section 45X tax credits, and higher receipts from factoring certain trade receivables, partially offset by higher payments made to suppliers.

Investing Activities

The decrease in net cash used in investing activities during 2025 was primarily due to lower purchases of property, plant and equipment for our manufacturing facilities in the United States and India and higher net proceeds from sales and maturities of marketable securities.

Financing Activities

The increase in net cash used in financing activities during 2025 was primarily due to repayment of debt, partially offset by new borrowings under various debt agreements.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*, which requires greater disaggregation of an entity's income tax disclosures. Among other things, ASU 2023-09 requires entities to disclose (i) specific categories in the effective tax rate reconciliation, (ii) pretax income or loss from continuing operations, separated between domestic and foreign jurisdictions, (iii) income tax expense or benefit from continuing operations, separated by federal, state, and foreign jurisdictions, and (iv) income taxes paid to federal, state, and foreign jurisdictions. We adopted ASU 2023-09 on a prospective basis effective January 1, 2025. The adoption did not have an impact on our consolidated financial position or results of operations but did require certain additional income tax disclosures. See Note 18. "Income Taxes" to our consolidated financial statements for the disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement. ASU 2024-03 is effective for public companies for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, but we do not expect to do so. The disclosure requirements will be applied on a prospective basis, with the option to apply retrospectively. We are currently evaluating the impact ASU 2024-03 will have on our associated disclosures.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832) - Accounting for Government Grants Received by Business Entities*, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities, which largely codifies our current approach to accounting for such grants. ASU 2025-10 is effective for public companies for annual reporting periods beginning after December 15, 2028 and interim reporting periods within those annual reporting periods. Early adoption is permitted, and we intend to adopt this standard in the first quarter of 2026. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis, and we are currently evaluating these options. We do not expect ASU 2025-10 will have a significant impact on our consolidated financial statements or associated disclosures.

Critical Accounting Estimates

In preparing our consolidated financial statements in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"), we make estimates and assumptions that affect the amounts of reported assets, liabilities, revenues, and expenses, as well as the disclosure of contingent liabilities. Some of our accounting policies require the application of significant judgment in the selection of the appropriate assumptions for making these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We base our judgments and estimates on our historical experience, our forecasts, and other available information as appropriate. The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected. Our significant accounting policies are described in Note 2. "Summary of Significant Accounting Policies" to our consolidated financial statements. The accounting policies that require the most significant judgment and estimates include the following:

Accrued Solar Module Collection and Recycling Liability. We previously established a module collection and recycling program, which has since been discontinued, to collect and recycle modules sold and covered under such program once the modules reach the end of their service lives. For legacy customer sales contracts that are covered under this program, we recognized expense at the time of sale based on the estimated cost to collect and recycle the covered solar modules. We estimate the cost of our obligations based on the present value of the expected future cost of collecting and recycling the solar modules, which includes estimates for the cost of packaging materials; the cost of freight from the solar module installation sites to a recycling center; material, labor, and capital costs; and by-product credits for certain materials recovered during the recycling process. We base these estimates on our experience collecting and recycling solar modules and on certain assumptions regarding costs at the time the solar modules will be collected and recycled. In the periods between the time of sale and the related settlement of the collection and recycling obligation, we accrete the carrying amount of the associated liability and classify the corresponding expense within "Selling, general and administrative" expense on our consolidated statements of operations.

We periodically review our estimates of expected future recycling costs and may adjust our liability accordingly. Such adjustments are presented within "Cost of Sales" on our consolidated statements of operations. During the year ended December 31, 2025, we completed our annual cost study of obligations under our module collection and recycling program and determined that no adjustment to the associated liability was necessary. As of December 31, 2025, a 10% increase in the expected future recycling costs per module would increase the liability by $20.3 million.

Product Warranties. We provide a limited PV solar module warranty covering defects in materials and workmanship under normal use and service conditions for up to 12.5 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years. Among other things, our solar module warranty also covers the resulting power output loss from cell cracking.

When we recognize revenue for sales of modules, we accrue liabilities for the estimated future costs of meeting our limited warranty obligations. We make and revise these estimates based primarily on the number of solar modules under warranty installed at customer locations, our historical experience with and projections of warranty claims, and our estimated per-module replacement costs. We also monitor our expected future module performance through certain quality and reliability testing and actual performance in certain field installation sites.

In general, we expect the return rates for our Series 6 and Series 7 modules to be lower than the rates of our older series. Accordingly, we estimate that the return rate for such newer series of module technology will be less than 1%. As of December 31, 2025, a 10 basis point increase in the return rates across all series of module technology would increase our product warranty liability by $24.3 million.

During the year ended December 31, 2024, we identified manufacturing issues affecting certain Series 7 modules manufactured in 2023 and 2024 that may cause the modules to experience premature power loss once installed in the field. As part of our monitoring of module performance through certain field installation sites, we tested over 100 Series 7 modules, which provided a preliminary view of potential levels of underperformance related to our initial production of Series 7 modules. We then estimated what subset of the entire population of Series 7 modules sold was affected by the manufacturing issues as not all Series 7 modules exhibited the variability in the production process that may lead to the identified underperformance. Accordingly, in arriving at the range of reasonably possible losses, we estimated that approximately two-thirds of Series 7 modules sold prior to December 31, 2024 may have been impacted, based on the Series 7 production schedule and the dates of when the underlying manufacturing issues were addressed at each affected facility.

During the year ended December 31, 2025, we settled certain of our obligations related to these issues and continued to engage in settlement discussions with various additional customers. We believe a reasonable estimate of potential future losses will range from approximately $35 million to $75 million. The low end of the range of reasonably possible losses reflects this settlement experience and considers performance data from select samples of Series 7 modules compared to warranted levels of performance, along with expectations of favorable Series 7 module energy performance attributes, such as a superior temperature coefficient and spectral response, that may partially offset underperformance from the identified issues. Such estimate of potential net underperformance was multiplied by the average selling price per watt of Series 7 modules to determine the low end of the expected costs to commercially settle warranty claims. The high end of the range of reasonably possible losses excludes any such favorable energy performance expectations from our advanced module technology and includes an estimate of incremental module underperformance beyond that exhibited in our samples of module performance data. Within that range, we recorded a specific warranty liability of $50 million as of December 31, 2025, which represents our best estimate of expected future losses related to the identified manufacturing issues; such liability was recorded as a reduction to revenue.

Government Grants. We continue to evaluate the extent of benefits available to us pursuant to the IRA, which we expect will favorably impact our results of operations in future periods. For example, we currently expect to qualify for the advanced manufacturing production credit under Section 45X of the IRC, which provides certain specified benefits for solar modules and solar module components manufactured in the United States and sold to third parties. For eligible components, the credit is equal to (i) $12 per square meter for a PV wafer, (ii) 4 cents multiplied by the capacity of a PV cell in watts, and (iii) 7 cents multiplied by the capacity of a PV module in watts. Based on the current form factor of our modules, we expect to qualify for a credit of approximately 17 cents per watt for each module produced in the United States and sold to a third party. During the year ended December 31, 2025, we recognized $1.6 billion of Section 45X credits as a reduction to "Cost of sales."

For further information about certain key aspects of the IRA, see Item 1A. "Risk Factors – We have received and expect to continue to receive certain financial benefits as a result of tax incentives enacted by the Inflation Reduction Act of 2022 and amended by the One Big Beautiful Bill Act of 2025. If these financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected." Any modifications to the law or its effects arising, for example, through (i) subsequent amendments to or interpretations of the law, and/or (ii) future laws or regulations rendering certain provisions of the IRA less effective or ineffective, in whole or in part, could result in material adverse changes to the benefits we have recognized and expect to recognize.

We recognize grants expected to be received directly from a government entity at their stated value. When we expect to transfer grants to a third party, we recognize the grants at, or adjust their carrying value to, the amount expected to be received from the transaction. Accordingly, changes in the expected realization of the grants could affect our results of operations. Additionally, the amount expected to be received from transfers to third parties may fluctuate based on market conditions or other factors that impact whether, and for how much, buyers are willing to purchase such credits.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Exchange Risk

Cash Flow Exposure. We expect certain of our subsidiaries to have future cash flows that will be denominated in currencies other than the subsidiaries' functional currencies. Changes in the exchange rates between the functional currencies of our subsidiaries and the other currencies in which they transact will cause fluctuations in the cash flows we expect to receive or pay when these cash flows are realized or settled. Accordingly, from time to time we may enter into foreign exchange forward contracts to hedge a portion of these forecasted cash flows. These foreign exchange forward contracts may qualify for accounting as cash flow hedges in accordance with Accounting Standards Codification ("ASC") 815 and we may designate them as such. We report unrealized gains or losses on such designated contracts in "Accumulated other comprehensive loss" and subsequently reclassify applicable amounts into earnings when the hedged transaction occurs and impacts earnings. For additional details on our derivative hedging instruments and activities, see Note 9. "Derivative Financial Instruments" to our consolidated financial statements.

Certain of our international operations, such as our manufacturing facilities in Malaysia and Vietnam, pay a portion of their operating expenses, including associate wages and utilities, in local currencies, which exposes us to foreign currency exchange risk for such expenses. Our manufacturing facilities are also exposed to foreign currency exchange risk for purchases of certain equipment and raw materials from international vendors. To the extent we expand into new markets, particularly emerging markets, our total foreign currency exchange risk, in terms of both size and exchange rate volatility, and the number of foreign currencies we are exposed to could increase significantly.

Transaction Exposure. Many of our subsidiaries have assets and liabilities (primarily cash, receivables, deferred taxes, payables, accrued expenses, lease liabilities, debt, and solar module collection and recycling liabilities) that are denominated in currencies other than the subsidiaries' functional currencies. Changes in the exchange rates between the functional currencies of our subsidiaries and the other currencies in which these assets and liabilities are denominated will create fluctuations in our reported consolidated statements of operations. We may enter into foreign exchange forward contracts or other financial instruments to economically hedge assets and liabilities against the effects of currency exchange rate fluctuations. The gains and losses on such foreign exchange forward contracts will economically offset all or part of the transaction gains and losses that we recognize in earnings on the related foreign currency denominated assets and liabilities. For additional details on our economic hedging instruments and activities, see Note 9. "Derivative Financial Instruments" to our consolidated financial statements.

As of December 31, 2025, a 10% change in the U.S. dollar relative to our primary foreign currency exposures would have resulted in a $3.5 million change to our net foreign currency income or loss, including the effect of our hedging activities.

Interest Rate Risk

Variable Rate Debt Exposure. We are exposed to interest rate risk as certain of our debt arrangements have variable interest rates, exposing us to variability in interest expense and cash flows. See Note 12. "Debt" to our consolidated financial statements for additional information on our debt borrowing rates. An increase in relevant interest rates would increase the cost of borrowing under certain of our debt arrangements. For the year ended December 31, 2025, a 100 basis point change in such variable interest rates would not have had a significant impact to our interest expense.

Customer Financing Exposure. We are also indirectly exposed to interest rate risk because many of our customers depend on debt financings to purchase modules. An increase in interest rates could make it challenging for our customers to obtain the capital necessary to make such purchases on favorable terms, or at all. Such factors could reduce demand or lower the price we can charge for our modules, thereby reducing our net sales and gross profit.

Marketable Securities and Restricted Marketable Securities Exposure. We invest in various debt securities, which expose us to interest rate risk. The primary objectives of our investment activities are to preserve principal and provide liquidity, while at the same time maximizing the return on our investments. Many of the securities in which we invest may be subject to market risk. Accordingly, a change in prevailing interest rates may cause the market value of such investments to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate subsequently rises, the market value of our investment may decline.

For the year ended December 31, 2025, our marketable securities earned a return of 5%, including the impact of fluctuations in the price of the underlying securities, and had a weighted-average maturity of 1 month as of the end of the period. Based on our investment positions as of December 31, 2025, a hypothetical 100 basis point change in interest rates would not have had a significant impact on the market value of our marketable securities investment portfolio. For the year ended December 31, 2025, our restricted marketable securities earned a return of 10%, including the impact of fluctuations in the price of the underlying securities, and had a weighted-average maturity of approximately 9 years as of the end of the period. Based on our restricted marketable securities positions as of December 31, 2025, a hypothetical 100 basis point change in interest rates would have resulted in a $15.9 million change in the market value of our restricted marketable securities portfolio.

Commodity and Component Risk

Some of our raw materials and components are sourced from a limited number of suppliers or a single supplier. Although we may enter into long-term supply contracts for certain raw materials and components, we may be exposed to price changes for certain raw materials and components used to manufacture our solar modules for which we are unable to secure long-term supply contracts or for which our demand exceeds our committed supply. From time to time, we may utilize derivative hedging instruments to mitigate such raw material price changes. In addition, the failure of a key supplier could disrupt our supply chain, which could result in higher prices and/or a disruption in our manufacturing process. As a result, we may be in default of our delivery obligations if we experience a manufacturing disruption. In addition to price changes in the raw materials and components used in our manufacturing process, we are also exposed to price changes associated with the shipping, handling, storage, and distribution of our modules. To mitigate such price changes, we have used, and expect to continue using, module contract structures that provide additional consideration to us if the cost of certain raw materials or logistics services exceeds a defined threshold. However, we may be unable to pass along the full amount of cost increases we experience for such raw materials, components, and logistics services to our customers.

Credit Risk

We have certain financial instruments that subject us to credit risk. These consist primarily of cash, cash equivalents, marketable securities, accounts receivable, restricted cash, restricted cash equivalents, restricted marketable securities, foreign exchange forward contracts, and commodity swap contracts. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments. We place these instruments with various high-quality financial institutions and limit the amount of credit risk from any one counterparty. We monitor the credit standing of our counterparty financial institutions. Our net sales are primarily concentrated among a limited number of customers. We monitor the financial condition of our customers and perform credit evaluations whenever considered necessary. We typically require some form of payment security from our customers, including, but not limited to, advance payments, parent guarantees, letters of credit, bank guarantees, or surety bonds.

Item 8. *Financial Statements and Supplementary Data*

Consolidated Financial Statements

Our consolidated financial statements as required by this item are included in Item 15. "Exhibits and Financial Statement Schedules." See Item 15(a) for a list of our consolidated financial statements.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025 our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). We also carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has also been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears herein.

Changes in Internal Control over Financial Reporting

We also carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of our "internal control over financial reporting" to determine whether any changes in our internal control over financial reporting occurred during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no such changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025.

Limitations on the Effectiveness of Controls

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems' objectives are being met. Further, the design of any system of controls must reflect the fact that there are resource constraints, and the benefits of all controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of error or mistake. Control systems can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. *Other Information*

Insider Trading Arrangements

From time to time, our directors and officers may adopt plans for the purchase or sale of our securities. Such plans may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). During the three months ended December 31, 2025, none of our officers or directors terminated Rule 10b5-1 trading arrangements or adopted or terminated non-Rule 10b5-1 trading arrangements. However, certain of our officers adopted Rule 10b5-1 trading plans for the sale of our securities. The following table provides certain terms of such plans:

Name	Position	Action	Adoption Date	Expiration Date	Aggregate Number of Securities to be Sold (1)
Alexander R. Bradley	Chief Financial Officer	Adoption	November 6, 2025	September 30, 2026	19,646
Mark R. Widmar	Chief Executive Officer	Adoption	November 6, 2025	November 10, 2026	39,951
Markus Gloeckler	Chief Technology Officer	Adoption	November 10, 2025	April 20, 2026	12,698
Michael Koralewski	Chief Supply Chain Officer	Adoption	November 12, 2025	April 30, 2026	6,000
Jason Dymbort	General Counsel & Secretary	Adoption	November 13, 2025	September 30, 2026	11,573
Kuntal Kumar Verma	Chief Manufacturing Officer	Adoption	November 26, 2025	November 10, 2026	11,896

_____

(1) Represents the gross number of shares subject to the Rule 10b5-1(c) plan, excluding the potential effect of shares withheld for taxes. Amounts related to performance units are presented at their target amounts. The actual number of performance units that vest following the end of the applicable performance period, if any, will depend on the relative attainment of the performance metrics.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

For information with respect to our executive officers, see Item 1. "Business – Information about Our Executive Officers." Information concerning our board of directors and audit committee of our board of directors will appear in our 2026 Proxy Statement, under the sections "Directors" and "Corporate Governance," and information concerning Section 16(a) beneficial ownership reporting compliance will appear in our 2026 Proxy Statement under the section "Delinquent Section 16(a) Reports." We have adopted an Insider Trading Compliance Policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees, or First Solar itself, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. The foregoing summary of our Insider Trading Compliance Policy does not purport to be complete and is qualified by reference to the full text of such policy, a copy of which is filed with this Annual Report on Form 10-K as Exhibit 19.1.

We have adopted a code of business conduct and ethics that applies to all directors, officers, and associates of First Solar. Information concerning this code will appear in our 2026 Proxy Statement under the section "Corporate Governance." The information in such sections of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information concerning executive compensation and related information will appear in our 2026 Proxy Statement under the section "Executive Compensation," and information concerning the compensation committee of our board of directors (the "compensation committee") will appear under the sections "Corporate Governance" and "Compensation Committee Report." The information in such sections of the 2026 Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning the security ownership of certain beneficial owners and management and related stockholder matters, including certain information regarding our equity compensation plans, will appear in our 2026 Proxy Statement under the section "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." The information in such section of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2025 concerning securities authorized for issuance under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)(1)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	631,021	$ —	6,241,836
Equity compensation plans not approved by stockholders	—	—	—
Total	631,021	$ —	6,241,836

---

(1) Includes 631,021 shares issuable upon vesting of restricted stock units granted under our 2020 Omnibus Incentive Compensation Plan ("2020 Omnibus Plan"). These restricted stock units include the maximum amount of performance units available for issuance under our long-term incentive program for key executive officers and associates.

(2) The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units, which have no exercise price.

See Note 17. "Share-Based Compensation" to our consolidated financial statements for further discussion on our equity compensation plans.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning certain relationships and related party transactions will appear in our 2026 Proxy Statement under the section "Certain Relationships and Related Party Transactions," and information concerning director independence will appear in our 2026 Proxy Statement under the section "Corporate Governance." The information in such sections of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

Item 14. *Principal Accountant Fees and Services*

Information concerning principal accounting fees and services and the audit committee of our board of directors' pre-approval policies and procedures for these items will appear in our 2026 Proxy Statement under the section "Principal Accountant Fees and Services." The information in such section of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Documents.* The following documents are filed as part of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 238)
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) *Exhibits.* Unless otherwise noted, the exhibits listed on the accompanying Index to Exhibits are filed with or incorporated by reference into this Annual Report on Form 10-K.

(c) *Financial Statement Schedules.* All financial statement schedules have been omitted as the required information is not applicable or is not material to require presentation of the schedule, or because the information required is included in the consolidated financial statements and notes thereto of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of First Solar, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Solar, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As disclosed in the consolidated statements of operations, the Company's net sales were $5.2 billion for the year ended December 31, 2025. As described in Note 15 to the consolidated financial statements, the Company recognizes revenue for module sales at a point in time following the transfer of control of the modules to the customer, which typically occurs upon delivery of the modules to the location specified in the terms of the underlying contract.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of revenue at the transaction price once control transfers to the customer. These procedures also included, among others (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, and proof of transfer of control; (ii) confirming a sample of outstanding customer invoices balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of transfer of control, and subsequent cash receipts; and (iii) testing the timing of revenue recognition for a sample of revenue transactions that occurred near December 31, 2025 (before and after) by obtaining and inspecting source documents, such as contracts, invoices, and proof of transfer of control.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
February 24, 2026

We have served as the Company's or its predecessor's auditor since 2000, which includes periods before the Company became subject to SEC reporting requirements.

FIRST SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,803,514	$ 1,621,376
Marketable securities	51,849	171,583
Accounts receivable trade, net	1,294,040	1,261,049
Government grants receivable, net	499,592	403,759
Inventories	736,734	1,084,384
Other current assets	643,103	546,882
Total current assets	6,028,832	5,089,033
Property, plant and equipment, net	5,675,794	5,413,683
Deferred tax assets, net	194,672	208,808
Restricted marketable securities	217,172	199,136
Government grants receivable	125,607	157,570
Goodwill	31,095	28,335
Intangible assets, net	51,007	54,654
Inventories	237,462	275,372
Other assets	759,669	697,770
Total assets	$ 13,321,310	$ 12,124,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 405,775	$ 482,190
Income taxes payable	7,490	77,363
Accrued expenses	519,414	508,581
Current portion of debt	215,979	236,424
Deferred revenue	1,014,386	712,000
Other current liabilities	91,058	60,884
Total current liabilities	2,254,102	2,077,442
Accrued solar module collection and recycling liability	146,017	134,394
Long-term debt	282,593	373,354
Deferred revenue	805,018	1,327,825
Other liabilities	295,587	233,769
Total liabilities	3,783,317	4,146,784
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share; 500,000,000 shares authorized; 107,309,794 and 107,060,281 shares issued and outstanding at December 31, 2025 and 2024, respectively	107	107
Additional paid-in capital	2,902,013	2,898,418
Accumulated earnings	6,791,339	5,263,110
Accumulated other comprehensive loss	(155,466)	(184,058)
Total stockholders' equity	9,537,993	7,977,577
Total liabilities and stockholders' equity	$ 13,321,310	$ 12,124,361

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2025	2024	2023
Net sales	$ 5,219,376	$ 4,206,289	$ 3,318,602
Cost of sales	3,099,037	2,348,425	2,017,923
Gross profit	2,120,339	1,857,864	1,300,679
Operating expenses:			
Selling, general and administrative	203,759	188,262	197,622
Research and development	233,421	191,375	152,307
Production start-up	86,295	84,492	64,777
Litigation loss	—	430	35,590
Total operating expenses	523,475	464,559	450,296
Gain on sales of businesses, net	—	1,115	6,883
Operating income	1,596,864	1,394,420	857,266
Foreign currency loss, net	(38,569)	(24,976)	(21,533)
Interest income	81,762	89,090	97,667
Interest expense, net	(44,131)	(38,870)	(12,965)
Other expense, net	(15,013)	(13,326)	(29,145)
Income before taxes	1,580,913	1,406,338	891,290
Income tax expense	(52,684)	(114,294)	(60,513)
Net income	$ 1,528,229	$ 1,292,044	$ 830,777
Net income per share:			
Basic	$ 14.25	$ 12.07	$ 7.78
Diluted	$ 14.21	$ 12.02	$ 7.74
Weighted-average number of shares used in per share calculations:			
Basic	107,235	107,015	106,795
Diluted	107,537	107,525	107,372

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 1,528,229	$ 1,292,044	$ 830,777
Other comprehensive income (loss):			
Foreign currency translation adjustments	17,736	(8,930)	3,107
Unrealized gain (loss) on marketable securities and restricted marketable securities, net of tax of $(687), $113, and $(578)	10,577	(1,873)	10,170
Unrealized gain on derivative instruments, net of tax of $(87), $(251), and $(1,340)	279	876	4,409
Other comprehensive income (loss)	28,592	(9,927)	17,686
Comprehensive income	$ 1,556,821	$ 1,282,117	$ 848,463

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	106,609	$ 107	$ 2,887,476	$ 3,140,289	$ (191,817)	$ 5,836,055
Net income	—	—	—	830,777	—	830,777
Other comprehensive income	—	—	—	—	17,686	17,686
Common stock issued for share-based compensation	392	—	—	—	—	—
Tax withholding related to vesting of restricted stock	(154)	—	(31,130)	—	—	(31,130)
Share-based compensation expense	—	—	34,081	—	—	34,081
Balance at December 31, 2023	106,847	107	2,890,427	3,971,066	(174,131)	6,687,469
Net income	—	—	—	1,292,044	—	1,292,044
Other comprehensive loss	—	—	—	—	(9,927)	(9,927)
Common stock issued for share-based compensation	341	—	—	—	—	—
Tax withholding related to vesting of restricted stock	(128)	—	(20,178)	—	—	(20,178)
Share-based compensation expense	—	—	28,169	—	—	28,169
Balance at December 31, 2024	107,060	107	2,898,418	5,263,110	(184,058)	7,977,577
Net income	—	—	—	1,528,229	—	1,528,229
Other comprehensive income	—	—	—	—	28,592	28,592
Common stock issued for share-based compensation	350	—	—	—	—	—
Tax withholding related to vesting of restricted stock	(100)	—	(15,525)	—	—	(15,525)
Share-based compensation expense	—	—	19,120	—	—	19,120
Balance at December 31, 2025	107,310	$ 107	$ 2,902,013	$ 6,791,339	$ (155,466)	$ 9,537,993

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 1,528,229	$ 1,292,044	$ 830,777
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, amortization and accretion	529,216	423,498	307,994
Share-based compensation	19,223	28,104	34,219
Deferred income taxes	25,611	(54,754)	(60,813)
Gain on sales of businesses, net	—	(1,115)	(6,883)
Other, net	44,233	13,342	23,630
Changes in operating assets and liabilities:			
Accounts receivable, trade	30,620	(505,336)	(304,183)
Inventories	377,718	(276,807)	(205,106)
Government grants receivable	(151,039)	270,300	(659,745)
Other assets	(171,808)	(311,363)	(215,707)
Income tax receivable and payable	(31,814)	47,421	8,656
Accounts payable and accrued expenses	4,677	268,731	79,328
Deferred revenue	(189,919)	698	783,207
Other liabilities	42,158	23,236	(13,114)
Net cash provided by operating activities	2,057,105	1,217,999	602,260
Cash flows from investing activities:			
Purchases of property, plant and equipment	(869,875)	(1,526,076)	(1,386,775)
Purchases of marketable securities and restricted marketable securities	(1,540,435)	(2,516,097)	(3,612,801)
Proceeds from sales and maturities of marketable securities	1,653,536	2,491,857	4,563,890
Proceeds from sales of businesses, net of cash and restricted cash sold	—	—	7,680
Acquisitions, net of cash acquired	—	—	(35,739)
Other investing activities	(8,394)	(12,991)	(9,046)
Net cash used in investing activities	(765,168)	(1,563,307)	(472,791)
Cash flows from financing activities:			
Proceeds from borrowings under debt arrangements, net of issuance costs	370,470	258,461	367,983
Repayment of debt	(473,363)	(205,821)	—
Proceeds from other borrowings	487,323	—	—
Repayment of other borrowings	(487,323)	—	—
Payments of tax withholdings for restricted shares	(15,525)	(20,178)	(31,130)
Other financing activities	(810)	(7,613)	—
Net cash (used in) provided by financing activities	(119,228)	24,849	336,853
Effect of exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	3,099	(6,387)	5,285
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	1,175,808	(326,846)	471,607
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of the period	1,638,223	1,965,069	1,493,462
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of the period	$ 2,814,031	$ 1,638,223	$ 1,965,069
Supplemental disclosure of noncash investing and financing activities:			
Property, plant and equipment acquisitions funded by liabilities	$ 133,693	$ 185,618	$ 249,455
Proceeds to be received from asset-based government grants	$ 147,732	$ 171,920	$ 152,208
Acquisitions funded by contingent consideration	$ 2,200	$ 6,500	$ 18,500

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. First Solar and Its Business

We are America's leading PV solar technology and manufacturing company. The only U.S.-headquartered company among the world's largest solar manufacturers, First Solar is focused on competitively and reliably enabling power generation needs with our advanced, uniquely American thin film PV technology. Developed at R&D labs in California and Ohio, our technology provides a competitive, high-performance, and responsibly produced alternative to conventional crystalline silicon PV solar modules. Our PV solar modules are produced using a fully integrated, continuous process that does not rely on Chinese crystalline silicon supply chains. We are the world's largest thin film PV solar module manufacturer and the largest PV solar module manufacturer in the Western Hemisphere.

2. Summary of Significant Accounting Policies

Basis of Presentation. These consolidated financial statements include the accounts of First Solar, Inc. and its subsidiaries and are prepared in accordance with U.S. GAAP. We eliminated all intercompany transactions and balances during consolidation. Certain prior year balances were reclassified to conform to the current year presentation.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to accrued solar module collection and recycling liabilities, product warranties, and government grants. Despite our intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from such estimates and assumptions.

Fair Value Measurements. We measure certain assets and liabilities at fair value, which is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Our fair value measurements use the following hierarchy, which prioritizes valuation inputs based on the extent to which the inputs are observable in the market.

- Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

- Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active.

- Level 3 – Valuation techniques in which one or more significant inputs are unobservable. Such inputs reflect our estimate of assumptions that market participants would use to price an asset or liability.

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents with the exception of time deposits and U.S. Treasury securities, which are presented as marketable securities.

Restricted Cash and Restricted Cash Equivalents. Restricted cash and restricted cash equivalents consist of deposits held by various banks to secure certain of our letters of credit, as well as deposits held in custodial accounts to fund the estimated future costs of our solar module collection and recycling obligations. Restricted cash is classified as current or noncurrent based on the nature of the restriction.

Marketable Securities and Restricted Marketable Securities. We determine the classification of our marketable securities and restricted marketable securities at the time of purchase and reevaluate such designation at each balance sheet date. As of December 31, 2025 and 2024, all of our marketable securities and restricted marketable securities were classified as available-for-sale. Accordingly, we record them at fair value and account for the net unrealized gains and losses as part of "Accumulated other comprehensive loss" until realized. We record realized gains and losses on the sale of our marketable securities and restricted marketable securities in "Other expense, net" computed using the specific identification method.

We may sell marketable securities prior to their stated maturities after consideration of our liquidity requirements. Accordingly, we view unrestricted securities with maturities beyond 12 months as available to support our current operations and classify such securities as current assets under "Marketable securities" in our consolidated balance sheets. Restricted marketable securities consist of long-term duration marketable securities that we hold in custodial accounts to fund the estimated future costs of our solar module collection and recycling obligations. Accordingly, we classify restricted marketable securities as noncurrent assets under "Restricted marketable securities" in our consolidated balance sheets.

Accounts Receivable Trade. We record trade accounts receivable for our unconditional rights to consideration arising from our performance under contracts with customers. The carrying value of such receivables, net of the allowance for credit losses, represents their estimated net realizable value. Our module sales generally include payment terms between 30 and 90 days following the transfer of control of the products to the customer. In addition, certain module sales agreements require a down payment for a portion of the transaction price upon, or shortly after, entering into the agreement or related purchase order. As a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product to a customer and when the customer pays for that product will be one year or less.

We may sell trade accounts receivable to financial institutions under non-recourse or full recourse factoring arrangements. Under non-recourse factoring arrangements, which qualify for sale accounting, the transferred receivables are derecognized from the consolidated balance sheets and proceeds are recorded as operating cash flows when control transfers to the financial institution. Any related fees or discounts are recorded in "Selling, general and administrative" expense. Under full-recourse factoring arrangements, we retain the credit risk associated with the factored receivables and account for the transactions as secured borrowings, with proceeds recorded under "Other current liabilities" and related costs recognized as interest expense.

Allowance for Credit Losses. The allowance for credit losses is a valuation account that is deducted from a financial asset's amortized cost to present the net amount we expect to collect from such asset. We monitor the estimated credit losses associated with our trade accounts receivable based primarily on our collection history, which we review annually, and the delinquency status of amounts owed to us, which we determine based on the aging of such receivables. We estimate credit losses associated with our marketable securities and restricted marketable securities based on the external credit ratings for such investments and the historical loss rates associated with such credit ratings, which we obtain from third parties. Such methods and estimates are adjusted, as appropriate, for relevant past events, current conditions, and reasonable and supportable forecasts. We recognize write-offs within the allowance for credit losses when cash receipts associated with our financial assets are deemed uncollectible.

Government Grants. We account for government assistance that is not subject to the scope of ASC 740 using a grant accounting model, by analogy to International Accounting Standards 20, *Accounting for Government Grants and Disclosure of Government Assistance*, and recognize such grants when we have reasonable assurance that we will comply with the grant's conditions and that the grant will be received. Government grants whose primary condition is the purchase, construction, or acquisition of a long-lived asset are considered asset-based grants and are recognized as a reduction to such asset's cost basis, which reduces future depreciation. Other government grants not related to long-lived assets are considered income-based grants and are recognized as a reduction to the related cost of activities that generated the benefit. We recognize grants expected to be received directly from a government entity at their stated value. When we expect to transfer grants to a third party, we recognize the grants at, or adjust their carrying value to, the amount expected to be received from the transaction. Proceeds received from asset-based grants are presented as cash inflows from investing activities on the consolidated statements of cash flows, whereas proceeds received from income-based grants are presented as cash inflows from operating activities.

Inventories – Current and Noncurrent. We report our inventories at the lower of cost or net realizable value. We determine cost on a first-in, first-out basis and include both the costs of acquisition and manufacturing in our inventory costs. These costs include direct materials, direct labor, and indirect manufacturing costs, including depreciation and amortization. Our capitalization of indirect costs is based on the normal utilization of our plants. If our plant utilization is abnormally low, the portion of our indirect manufacturing costs related to the abnormal utilization level is expensed as incurred. Other abnormal manufacturing costs, such as wasted materials or excess yield losses, are also expensed as incurred.

As needed, we may purchase critical raw materials that are used in our core production process in quantities that exceed anticipated consumption within our normal operating cycle, which is 12 months. We classify such raw materials that we do not expect to consume within our normal operating cycle as noncurrent.

We regularly review the cost of inventories, including noncurrent inventories, against their estimated net realizable value and record write-downs if any inventories have costs in excess of their net realizable values. We also regularly evaluate the quantities and values of our inventories, including noncurrent inventories, in light of current market conditions and trends, among other factors, and record write-downs for any quantities in excess of demand or for any obsolescence. This evaluation considers the use of modules for our product warranties, module selling prices, product obsolescence, strategic raw material requirements, and other factors.

Property, Plant and Equipment. We report our property, plant and equipment at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, required installation costs, interest capitalized during the construction period, and any expenditures that substantially add to the value of or substantially extend the useful life of the assets. We expense repair and maintenance costs at the time we incur them.

We begin depreciation for our property, plant and equipment when the assets are placed in service. We consider such assets to be placed in service when they are both in the location and condition for their intended use. We compute depreciation expense using the straight-line method over the estimated useful lives of assets, as presented in the table below. We depreciate leasehold improvements over the shorter of their estimated useful lives or the remaining term of the lease. The estimated useful life of an asset is reassessed whenever applicable facts and circumstances indicate a change in the asset's estimated useful life has occurred.

	Useful Lives in Years
Buildings and building improvements	25 – 40
Manufacturing machinery and equipment	5 – 15
Furniture, fixtures, computer hardware, and computer software	3 – 7
Leasehold improvements	up to 15

Asset Impairments. We assess long-lived assets classified as "held and used," including our property, plant and equipment; lease assets; and intangible assets, for impairment whenever events or changes in circumstances arise, including consideration of technological obsolescence, that may indicate that the carrying amount of such assets may not be recoverable. These events and changes in circumstances may include a significant decrease in the market price of a long-lived asset; a significant adverse change in the extent or manner in which a long-lived asset is being used, or in its physical condition; a significant adverse change in the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; a current-period operating or cash flow loss combined with a history of such losses or a projection of future losses associated with the use of a long-lived asset; or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. If the carrying value of the asset group exceeds the undiscounted future cash flows, we measure any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market value for such assets. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and such projections may vary from the cash flows eventually realized.

We consider a long-lived asset to be abandoned after we have ceased use of the asset and we have no intent to use or repurpose it in the future. Abandoned long-lived assets are recorded at their salvage value, if any.

We classify long-lived assets or asset groups we plan to sell as "held for sale" on our consolidated balance sheets only after certain criteria have been met, including: (i) management has the authority and commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and the plan to sell the asset have been initiated, (iv) the sale of the asset is probable within 12 months, (v) the asset is being actively marketed at a reasonable sales price relative to its current fair value, and (vi) it is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made. We record assets or asset groups held for sale at the lower of their carrying value or fair value less costs to sell. If, due to unanticipated circumstances, such assets or asset groups are not sold in the 12 months after being classified as held for sale, then classification as held for sale would continue as long as the above criteria are still met.

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. We do not amortize goodwill, but instead test goodwill for impairment at least annually. We perform impairment tests between the scheduled annual test in the fourth quarter if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value.

We may first make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value to determine whether it is necessary to perform a quantitative goodwill impairment test. Such qualitative impairment test considers various factors, including macroeconomic conditions, industry and market considerations, cost factors, the overall financial performance of a reporting unit, and any other relevant events affecting our company or a reporting unit. If we determine through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the quantitative impairment test is not required; otherwise, we perform a quantitative impairment test. We may also decide to proceed directly to the quantitative impairment test without considering qualitative factors.

The quantitative impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. We define the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Our modules business represents our only reporting unit, and we primarily use an income approach to estimate its fair value. Significant judgment is required when estimating the fair value of a reporting unit, including the forecasting of future operating results and the selection of discount and expected future growth rates used to determine projected cash flows. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired, and no further analysis is required. Conversely, if the carrying value of a reporting unit exceeds its estimated fair value, we record an impairment loss equal to the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

Intangible Assets. Intangible assets primarily include acquired technologies, in-process R&D ("IPR&D") from prior business acquisitions, and our internally-generated intangible assets, substantially all of which are patents on technologies related to our products and production processes. We record an asset for patents after the patent has been issued based on the legal, filing, and other costs incurred to secure it. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and periodically assessed for impairment. When the IPR&D project is complete, it is reclassified as a finite-lived intangible asset. We amortize finite-lived intangible assets on a straight-line basis over their estimated useful lives, which generally range from 5 to 20 years.

Supplier Finance Program. We participate in a supplier finance program. Under such program, certain suppliers may, at their sole discretion, elect to sell one or more of their receivables from us to a financial institution. Our payment obligations to the financial institution are not accelerated and remain subject to the original contractual terms agreed with the supplier; consequently, amounts payable under the program are included in "Accounts payable," and payments made under the program are reported as operating cash flows. We do not provide guarantees or collateral in connection with these arrangements.

Leases. Upon commencement of a lease, we recognize a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents our ability to borrow on a collateralized basis over a period that approximates the lease term. We also recognize a lease asset, which represents our right to control the use of the underlying property, plant or equipment, at an amount equal to the lease liability, adjusted for prepayments, initial direct costs, and any incentives received.

We subsequently recognize the cost of operating leases on a straight-line basis over the lease term. Finance lease assets are amortized over the shorter of the estimated useful life of the underlying assets or the lease term, and interest expense on a finance lease liability is recognized using the effective interest method over the lease term. Any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in our lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement.

Certain of our leases contain renewal or termination options that are exercisable at our discretion. At the commencement date of a lease, we include in the lease term any periods covered by a renewal option and exclude from the lease term any periods covered by a termination option, to the extent we are reasonably certain to exercise such options. In making this determination, the lease term applied would not exceed the expected economic life of the underlying asset.

Deferred Revenue. When we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring goods to the customer under the terms of a sales contract, we record deferred revenue, which represents a contract liability. Deferred revenue is classified as current or noncurrent based on the expected date that module shipments commence for each sales contract. As a practical expedient, we do not adjust the consideration in a contract for the effects of a significant financing component when we expect, at contract inception, that the period between a customer's advance payment and our transfer of a promised product or service to the customer will be one year or less. Additionally, we do not adjust the consideration in a contract for the effects of a significant financing component when the consideration is received as a form of performance security.

Product Warranties. We provide a limited PV solar module warranty covering defects in materials and workmanship under normal use and service conditions for up to 12.5 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 30 years. Among other potential issues, our solar module warranty also covers the resulting power output loss from cell cracking.

When we recognize revenue for sales of modules, we accrue liabilities for the estimated future costs of meeting our limited warranty obligations. We make and revise these estimates based primarily on the number of solar modules under warranty installed at customer locations, our historical experience with and projections of warranty claims, and our estimated per-module replacement costs. We also monitor our expected future module performance through certain quality and reliability testing and actual performance in certain field installation sites.

The classification of our warranty costs depends on the anticipated mode of settlement, which is either through product replacement or cash. We record warranty expense for anticipated claims we expect to resolve through the repair or replacement of modules as an increase to cost of sales, and those we expect to settle by cash payment as a reduction to revenue.

Accrued Solar Module Collection and Recycling Liability. Historically, we recognized expense at the time of sale for the estimated cost of our future obligations for collecting and recycling solar modules covered by our solar module collection and recycling program. See Note 14. "Commitments and Contingencies" to our consolidated financial statements for further information.

Derivative Instruments. We recognize derivative instruments on our consolidated balance sheets at fair value. On the date that we enter into a derivative contract, we designate the derivative instrument as a fair value hedge, a cash flow hedge, a hedge of a net investment in a foreign operation, or a derivative instrument that will not be accounted for using hedge accounting methods.

We record changes in the fair value of a derivative instrument that is designated and qualifies as a cash flow hedge in "Accumulated other comprehensive loss" until our earnings are affected by the variability of the cash flows from the underlying hedged item. We record any amounts excluded from effectiveness testing in current period earnings in the same income statement line item in which the earnings effect of the hedged item is reported. We report changes in the fair value of derivative instruments that are not designated or do not qualify for hedge accounting in current period earnings. We classify cash flows from derivative instruments on the consolidated statements of cash flows in the same category as the item being hedged or on a basis consistent with the nature of the instrument.

At the inception of a hedge, we formally document all relationships between hedging instruments and the underlying hedged items as well as our risk-management objective and strategy for undertaking the hedge transaction. We also formally assess (both at inception and on an ongoing basis) whether our derivative instruments are highly effective in offsetting changes in the fair value or cash flows of the underlying hedged items and whether those derivatives are expected to remain highly effective in future periods. When we determine that a derivative instrument is not highly effective as a hedge, we discontinue hedge accounting prospectively. When we discontinue hedge accounting and the derivative instrument remains outstanding, we carry the derivative instrument at its fair value on our consolidated balance sheets and recognize subsequent changes in its fair value in current period earnings.

Accumulated Other Comprehensive Income or Loss. Our accumulated other comprehensive income or loss includes foreign currency translation adjustments, unrealized gains and losses on available-for-sale debt securities, and unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges. We record these components of accumulated other comprehensive income or loss net of tax and release such tax effects when the underlying components affect earnings.

Revenue Recognition. We recognize revenue for module sales at a point in time following the transfer of control of the modules to the customer, which typically occurs upon delivery of the modules to the location specified in the terms of the underlying contract. Our customer contracts generally contain provisions that require us to pay the customer liquidated damages if we fail to deliver modules by scheduled dates or if we fail to deliver modules that meet certain U.S. domestic content requirements. We recognize these liquidated damages as a reduction of revenue in the period we transfer control of the modules to the customer. Our customer contracts also generally contain provisions that entitle us to a termination payment if the customer defaults on its contractual obligations and the contract is terminated. We account for such terminations as contract modifications in the period of termination. We recognize revenue for bill-and-hold arrangements at the point in time the customer obtains control of the modules when all of the following criteria have been met: (i) the arrangement is substantive, (ii) the modules are segregated and identified separately as belonging to the customer, (iii) the modules are ready for physical transfer to the customer, and (iv) we do not have the ability to use the modules or direct them to another customer.

Shipping and Handling Costs. We account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer the associated products. Accordingly, we record amounts billed for shipping and handling costs as a component of net sales and classify such costs as a component of cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities. We exclude from our measurement of transaction prices all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of net sales or cost of sales.

Research and Development. We incur R&D costs during the process of researching and developing new products and enhancing our existing products, technologies, and manufacturing processes. Our R&D costs consist primarily of employee compensation, materials, outside services, and depreciation. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial manufacturing.

Production Start-Up. Production start-up expense consists of costs associated with operating a production line before it is qualified for commercial production, including the cost of raw materials for solar modules run through the production line during the qualification phase, employee compensation for individuals supporting production start-up activities, and applicable facility related costs. Production start-up expense also includes costs related to the selection of a new site and implementation costs for manufacturing process improvements to the extent we cannot capitalize these expenditures.

Share-Based Compensation. We recognize share-based compensation expense for the estimated grant-date fair value of equity awards issued as compensation to employees over the requisite service period, which is generally four or five years. For awards with performance conditions, we recognize share-based compensation expense if it is probable that the performance conditions will be achieved. We account for forfeitures of share-based awards as such forfeitures occur. Accordingly, when an associate's employment is terminated, all previously unvested awards granted to the associate are forfeited, which results in a benefit to share-based compensation expense in the period of such associate's termination equal to the cumulative expense recorded through the termination date for the unvested awards. We recognize share-based compensation expense for awards with graded vesting schedules on a straight-line basis over the requisite service periods for each separately vesting portion of the award as if each award was in substance multiple awards.

Foreign Currency Translation. The functional currencies of certain of our foreign subsidiaries are their local currencies. Accordingly, we apply period-end exchange rates to translate their assets and liabilities and daily transaction exchange rates to translate their revenues, expenses, gains, and losses into U.S. dollars. We include the associated translation adjustments as a separate component of "Accumulated other comprehensive loss" within stockholders' equity. The functional currency of our subsidiaries in Malaysia, Singapore, and Vietnam is the U.S. dollar; therefore, we do not translate their financial statements. Gains and losses arising from the remeasurement of monetary assets and liabilities denominated in currencies other than a subsidiary's functional currency are included in "Foreign currency loss, net" in the period in which they occur.

Income Taxes. We use the asset and liability method to account for income taxes whereby we calculate deferred tax assets or liabilities using the enacted tax rates and tax law applicable to when any temporary differences are expected to reverse. We establish valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. We record taxes due on U.S. inclusions in taxable income related to Global Intangible Low-Taxed Income ("GILTI") as a current-period expense when incurred. We do not provide deferred taxes related to the U.S. GAAP basis in excess of the outside tax basis in the investment in our foreign subsidiaries to the extent such amounts relate to indefinitely reinvested earnings and profits of such foreign subsidiaries.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in deferred tax assets or liabilities during the year plus any change in valuation allowances, and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from taxing authorities. We only recognize tax benefits related to uncertain tax positions that are more likely than not to be sustained upon examination. For those positions that satisfy such recognition criteria, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more likely than not to be sustained when the uncertain tax position is ultimately settled.

Per Share Data. Basic net income or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed giving effect to all potentially dilutive common shares, including restricted stock and performance units, unless there is a net loss for the period. We use the treasury stock method to compute diluted net income per share.

3. Business Acquisitions

In May 2023, we acquired 100% of the shares of Evolar AB ("Evolar"), a developer of perovskite technology, for cash payments of $35.5 million, net of cash acquired of $0.5 million, and a promise to pay additional consideration of up to $42.5 million contingent on the achievement of certain technical milestones. The fair value of such contingent consideration was determined to be $18.5 million at the acquisition date. In connection with applying the acquisition method of accounting, $47.0 million of the purchase price consideration was assigned to an IPR&D intangible asset to be amortized over its useful life upon successful completion of the underlying project, $15.0 million was assigned to goodwill, $9.2 million was assigned to a deferred tax liability, and $2.0 million was assigned to property, plant and equipment.

The acquired IPR&D includes technical information, know-how, and other proprietary information associated with certain production capabilities for perovskite technology. The acquisition is expected to accelerate the development of high efficiency multi-junction devices by integrating Evolar's know-how with our existing R&D capabilities, intellectual property portfolio, and expertise in developing and commercially scaling thin film PV products. The goodwill is attributable to the acquired technical workforce of Evolar and the synergies we expect through integrating the acquired technology to accelerate the development of next-generation PV technology. The goodwill resulting from this transaction is not deductible for income tax purposes.

4. Goodwill and Intangible Assets

Goodwill

Goodwill for our modules business consisted of the following at December 31, 2025 and 2024 (in thousands):

	December 31, 2024	Acquisitions (Impairments)	Foreign Currency Translation Adjustments	December 31, 2025
Gross amount	$ 421,700	$ —	$ 2,760	$ 424,460
Accumulated impairment losses	(393,365)	—	—	(393,365)
Total	$ 28,335	$ —	$ 2,760	$ 31,095

	December 31, 2023	Acquisitions (Impairments)	Foreign Currency Translation Adjustments	December 31, 2024
Gross amount	$ 423,052	$ —	$ (1,352)	$ 421,700
Accumulated impairment losses	(393,365)	—	—	(393,365)
Total	$ 29,687	$ —	$ (1,352)	$ 28,335

We performed our annual impairment analysis in the fourth quarters of 2025 and 2024. As permitted by ASC 350-20, we performed a qualitative assessment for our modules business in each respective period and concluded that it was not more likely than not that the fair value of the business was less than its carrying amount. Accordingly, a quantitative goodwill impairment test was not required in any period presented.

Intangible assets, net

The following tables summarize our intangible assets at December 31, 2025 and 2024 (in thousands):

	December 31, 2025		
	Gross Amount	Accumulated Amortization	Net Amount
Developed technology	$ 97,645	$ (92,333)	$ 5,312
In-process research and development	43,159	—	43,159
Patents	10,500	(7,964)	2,536
Total	$ 151,304	$ (100,297)	$ 51,007

	December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Amount
Developed technology	$ 97,645	$ (88,717)	$ 8,928
In-process research and development	43,159	—	43,159
Patents	10,068	(7,501)	2,567
Total	$ 150,872	$ (96,218)	$ 54,654

Amortization of intangible assets was $4.1 million, $10.5 million, and $10.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Estimated future amortization expense for our definite-lived intangible assets was as follows at December 31, 2025 (in thousands):

	Amortization Expense
2026	$ 2,739
2027	2,639
2028	920
2029	536
2030	279
Thereafter	735
Total amortization expense	$ 7,848

5. Cash, Cash Equivalents, and Marketable Securities

Cash, cash equivalents, and marketable securities consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Cash and cash equivalents:		
Cash	$ 2,606,319	$ 1,094,796
Money market funds	197,195	526,580
Total cash and cash equivalents	2,803,514	1,621,376
Marketable securities:		
Time deposits	42,562	162,836
U.S. debt	9,287	8,747
Total marketable securities	51,849	171,583
Total cash, cash equivalents, and marketable securities	$ 2,855,363	$ 1,792,959

The following table provides a reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents reported within our consolidated balance sheets as of December 31, 2025 and 2024 to the total of such amounts as presented in the consolidated statements of cash flows (in thousands):

	Balance Sheet Line Item	2025	2024
Cash and cash equivalents	Cash and cash equivalents	$ 2,803,514	$ 1,621,376
Restricted cash – current	Other current assets	—	8,262
Restricted cash – noncurrent	Other assets	3,617	3,613
Restricted cash equivalents – noncurrent	Other assets	6,900	4,972
Total cash, cash equivalents, restricted cash, and restricted cash equivalents		$ 2,814,031	$ 1,638,223

We sold no securities during the year ended December 31, 2025. During the year ended December 31, 2024, we sold marketable securities for proceeds of $67.5 million and realized a gain of less than $0.1 million on such sales. During the year ended December 31, 2023, we sold marketable securities for proceeds of $34.9 million and realized a loss of less than $0.1 million on such sales. See Note 11. "Fair Value Measurements" to our consolidated financial statements for information about the fair value of our marketable securities.

The following tables summarize the unrealized gains and losses related to our available-for-sale marketable securities, by major security type, as of December 31, 2025 and 2024 (in thousands):

| | As of December 31, 2025 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Time deposits	$ 42,562	$ —	$ —	$ 42,562
U.S. debt	10,000	—	713	9,287
Total	$ 52,562	$ —	$ 713	$ 51,849

| | As of December 31, 2024 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Time deposits	$ 162,836	$ —	$ —	$ 162,836
U.S. debt	10,000	—	1,253	8,747
Total	$ 172,836	$ —	$ 1,253	$ 171,583

The contractual maturities of our marketable securities as of December 31, 2025 were as follows (in thousands):

	Fair Value
Within one year	$ 47,529
After one year through five years	—
After five years through ten years	4,320
Total	$ 51,849

6. Restricted Marketable Securities

Restricted marketable securities consisted of the following as of December 31, 2025 and 2024 (in thousands):

	2025	2024
U.S. debt	$ 115,350	$ 109,155
Foreign government obligations	54,156	49,024
Supranational debt	28,276	22,809
U.S. government obligations	19,390	18,148
Total restricted marketable securities	$ 217,172	$ 199,136

Our restricted marketable securities represent long-term investments to fund the estimated future cost of collecting and recycling modules covered under our solar module collection and recycling program. We have established a trust under which funds are put into custodial accounts with an established and reputable bank, for which First Solar, Inc.; First Solar Malaysia Sdn. Bhd.; and First Solar Holdings GmbH are grantors. As of December 31, 2025 and 2024, such custodial accounts also included noncurrent restricted cash and cash equivalents balances of $6.9 million and $5.0 million, respectively, which were reported within "Other assets." Trust funds may be disbursed for qualified module collection and recycling costs (including capital and facility related recycling costs), payments to customers for assuming collection and recycling obligations, and reimbursements of any overfunded amounts. Investments in the trust must meet certain investment quality criteria comparable to highly rated government or agency bonds. As necessary, we fund any incremental amounts for our estimated collection and recycling obligations on an annual basis based on the estimated costs of collecting and recycling covered modules, estimated rates of return on our restricted marketable securities, and an estimated solar module life of 25 years, less amounts already funded in prior years. During the year ended December 31, 2025 and 2024, we purchased $5.0 million and $7.9 million of restricted marketable securities, respectively, as part of our ongoing management of the custodial accounts.

See Note 11. "Fair Value Measurements" to our consolidated financial statements for information about the fair value of our restricted marketable securities.

The following tables summarize the unrealized gains and losses related to our restricted marketable securities, by major security type, as of December 31, 2025 and 2024 (in thousands):

	As of December 31, 2025			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. debt	$ 142,790	$ —	$ 27,440	$ 115,350
Foreign government obligations	67,091	—	12,935	54,156
Supranational debt	30,123	59	1,906	28,276
U.S. government obligations	24,274	—	4,884	19,390
Total	$ 264,278	$ 59	$ 47,165	$ 217,172

	As of December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. debt	$ 144,652	$ —	$ 35,497	$ 109,155
Foreign government obligations	62,595	—	13,571	49,024
Supranational debt	25,351	—	2,542	22,809
U.S. government obligations	24,368	—	6,220	18,148
Total	$ 256,966	$ —	$ 57,830	$ 199,136

As of December 31, 2025, the contractual maturities of these securities were between 5 years and 14 years, and restricted marketable securities with unrealized losses had generally been in a loss position for a period of time greater than 12 months. The unrealized losses were primarily due to increases in interest rates relative to rates at the time of purchase, and, based on the underlying credit quality of the investments, we expect to hold such securities until we recover our cost basis.

7. Consolidated Balance Sheet Details

Accounts receivable trade, net

Accounts receivable trade, net consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Accounts receivable trade, gross (1)	$ 1,307,307	$ 1,262,353
Allowance for credit losses	(13,267)	(1,304)
Accounts receivable trade, net	$ 1,294,040	$ 1,261,049

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(1) See Note 13. "Other Financing Arrangements" to our consolidated financial statements for discussion of our various factoring arrangements.

Inventories

Inventories consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Raw materials	$ 429,675	$ 489,524
Work in process	105,325	115,696
Finished goods	439,196	754,536
Inventories	$ 974,196	$ 1,359,756
Inventories – current	$ 736,734	$ 1,084,384
Inventories – noncurrent	$ 237,462	$ 275,372

Other current assets

Other current assets consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Spare maintenance materials and parts	$ 278,767	$ 214,189
Indirect tax receivables	124,045	122,131
Prepaid expenses	99,280	75,250
Operating supplies	57,427	49,906
Insurance receivable for accrued litigation (1)	21,800	21,800
Prepaid income taxes	9,772	6,408
Derivative instruments (2)	4,001	13,452
Restricted cash	—	8,262
Other	48,011	35,484
Other current assets	$ 643,103	$ 546,882

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(1) See Note 14. "Commitments and Contingencies" to our consolidated financial statements for discussion of our legal proceedings.

(2) See Note 9. "Derivative Financial Instruments" to our consolidated financial statements for discussion of our derivative instruments.

Property, plant and equipment, net

Property, plant and equipment, net consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Land	$ 39,578	$ 38,879
Buildings and improvements	1,929,051	1,584,981
Machinery and equipment	5,746,979	4,800,545
Office equipment and furniture	162,070	181,647
Leasehold improvements	34,136	40,300
Construction in progress	321,524	858,538
Property, plant and equipment, gross	8,233,338	7,504,890
Accumulated depreciation	(2,557,544)	(2,091,207)
Property, plant and equipment, net	$ 5,675,794	$ 5,413,683

As of December 31, 2025, the recoverability of our property, plant, and equipment was based on certain expectations regarding the ongoing operation of our international manufacturing facilities. However, it is reasonably possible that the operational status of one or more of our international facilities may be adversely affected by geopolitical developments, including trade policies or tariffs, which may result in future decisions to reduce, pause, or cease operations at these facilities. Such decisions may result in certain property, plant, and equipment being sold or otherwise disposed of before the end of their previously estimated useful lives, which, in turn, could result in a decrease in the value, and possible impairment, of this property, plant, and equipment. Accordingly, any such changes to the operational status of our international manufacturing facilities could be material to our consolidated financial statements and have a significant adverse effect on our results of operations.

Depreciation of property, plant and equipment was $518.3 million, $407.4 million, and $310.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Other assets

Other assets consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025		2024
Advance payments for raw materials	$	319,783	$	249,218
Lease assets (1)		196,058		143,545
Income tax receivables		110,067		87,025
Project assets		25,721		25,455
Prepaid expenses		17,180		34,250
Accounts receivable, trade		16,000		94,373
Restricted cash equivalents		6,900		4,972
Restricted cash		3,617		3,613
Other (2)		64,343		55,319
Other assets	$	759,669	$	697,770

_____

(1) See Note 10. "Leases" to our consolidated financial statements for discussion of our lease arrangements.

(2) During 2023, we entered into a power purchase agreement with Cleantech Solar ("Cleantech"), a leading provider of renewable energy solutions in India and Southeast Asia, and Cleantech committed to construct certain PV solar and wind power-generating assets to supply electricity to our manufacturing facility in India.

During 2024, we purchased ownership interests in two subsidiaries of Cleantech for $7.9 million. These subsidiaries own certain of the power-generating assets that supply electricity to our facility, and we account for our investments in these subsidiaries using the equity method.

During 2025, we purchased $3.4 million of electricity from these subsidiaries. During 2024, we recognized $37.8 million of revenue from module sales to these subsidiaries.

Accrued expenses

Accrued expenses consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Accrued property, plant and equipment	$ 109,030	$ 136,176
Accrued inventory	69,093	64,866
Accrued compensation and benefits	67,023	30,612
Product warranty liability (1)	59,266	62,139
Accrued other taxes	58,601	41,178
Accrued freight	51,707	95,940
Other	104,694	77,670
Accrued expenses	$ 519,414	$ 508,581

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(1) See Note 14. "Commitments and Contingencies" to our consolidated financial statements for discussion of our product warranties.

Other current liabilities

Other current liabilities consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Accrued litigation (1)	21,800	21,800
Lease liabilities (2)	18,090	13,281
Derivative instruments (3)	2,357	18,619
Other	48,811	7,184
Other current liabilities	$ 91,058	$ 60,884

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(1) See Note 14. "Commitments and Contingencies" to our consolidated financial statements for discussion of our legal proceedings.

(2) See Note 10. "Leases" to our consolidated financial statements for discussion of our lease arrangements.

(3) See Note 9. "Derivative Financial Instruments" to our consolidated financial statements for discussion of our derivative instruments.

Other liabilities

Other liabilities consisted of the following at December 31, 2025 and 2024 (in thousands):

	2025	2024
Lease liabilities (1)	$ 138,673	$ 95,743
Deferred tax liabilities, net (2)	69,691	54,696
Other taxes payable	51,711	49,256
Product warranty liability (3)	20,142	14,296
Contingent consideration (3)	2,200	6,500
Other	13,170	13,278
Other liabilities	$ 295,587	$ 233,769

_____

(1) See Note 10. "Leases" to our consolidated financial statements for discussion of our lease arrangements.

(2) See Note 18. "Income Taxes" to our consolidated financial statements for discussion of our net deferred tax liabilities.

(3) See Note 14. "Commitments and Contingencies" to our consolidated financial statements for discussion of our product warranties and contingent consideration arrangements.

8. Government Grants

Government grants represent benefits provided by federal, state, or local governments that are not subject to the scope of ASC 740. We recognize a grant when we have reasonable assurance that we will comply with the grant's conditions and that the grant will be received. Government grants whose primary condition is the purchase, construction, or acquisition of a long-lived asset are considered asset-based grants and are recognized as a reduction to such asset's cost basis, which reduces future depreciation. Other government grants not related to long-lived assets are considered income-based grants and are recognized as a reduction to the related cost of activities that generated the benefit.

The following table presents the benefits recognized from asset-based government grants, net of depreciation and amortization, in our consolidated balance sheets as of December 31, 2025 and 2024 (in thousands):

Balance Sheet Line Item	2025	2024
Property, plant and equipment, net	$ 150,216	$ 150,375
Other assets	5,180	5,625

In February 2021, the state government of Tamil Nadu, India granted First Solar certain incentives associated with the construction of our manufacturing facility in the state. Among other things, such incentives provide a 24% subsidy for eligible capital expenditures, contingent upon meeting certain minimum investment and employment commitments. We expect to receive the subsidy in six annual installments following the completion of the associated application and review process, which we expect to complete in 2026. Such incentives are reflected on our consolidated balance sheets within "Government grants receivable, net" and "Government grants receivable," which classification reflects the expected timing of cash receipts.

The following table presents the benefits recognized from income-based government grants in our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

Income Statement Line Item	2025	2024	2023
Cost of sales	$ 1,606,722	$ 1,009,451	$ 659,745
Selling, general and administrative	61	—	—
Research and development	2,391	4,186	—
Production start-up	—	484	—

In August 2022, the previous U.S. President signed into law the IRA. Among other things, the IRA offers a tax credit, pursuant to Section 45X of the IRC, for solar modules and solar module components manufactured in the United States and sold to third parties. Such credit may be refundable by the IRS or transferable to a third party and is available from 2023 to 2032, subject to phase down beginning in 2030. For eligible components, the credit is equal to (i) $12 per square meter for a PV wafer, (ii) 4 cents multiplied by the capacity of a PV cell in watts, and (iii) 7 cents multiplied by the capacity of a PV module in watts. Based on the current form factor of our modules, we expect to qualify for a credit of approximately 17 cents per watt for each module produced in the United States and sold to a third party. We recognize such credit as a reduction to "Cost of sales" in the period the modules are sold to customers. Such credit is also reflected on our consolidated balance sheets within "Government grants receivable, net" which classification reflects the expected timing of cash receipts.

In December 2023, we entered into two agreements for the sale of $687.2 million of Section 45X tax credits we generated during 2023 for aggregate cash proceeds of $659.7 million. We received the full cash proceeds during the year ended December 31, 2024.

In December 2024, we entered into two agreements for the sale of $857.2 million of Section 45X tax credits we generated during 2024 for aggregate cash proceeds of $818.6 million. We received initial cash proceeds of $616.0 million in December 2024 and received the remaining cash proceeds of $202.6 million during the year ended December 31, 2025.

In June 2025 and July 2025, we entered into two agreements for the sale of $701.9 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.1 million. We received the full cash proceeds during the year ended December 31, 2025.

In October 2025, we entered into two agreements for the sale of $699.7 million of Section 45X tax credits we generated during 2025 for aggregate cash proceeds of $668.2 million. We received initial cash proceeds of $573.0 million during the year ended December 31, 2025 and expect to receive the remaining cash proceeds of $95.2 million during the first quarter of 2026.

9. Derivative Financial Instruments

As a global company, we are exposed in the normal course of business to various risks, including foreign currency and commodity price risks, that could affect our financial position, results of operations, and cash flows. We may use derivative instruments to hedge against these risks and do not hold such instruments for speculative or trading purposes.

Depending on the terms of the specific derivative instruments and market conditions, some of our derivative instruments may be assets and others liabilities at any particular balance sheet date. We report all of our derivative instruments at fair value and account for changes in the fair value of derivative instruments within "Accumulated other comprehensive loss" if the derivative instruments qualify for hedge accounting. For those derivative instruments that do not qualify for hedge accounting (i.e., "economic hedges"), we record the changes in fair value directly to earnings. See Note 11. "Fair Value Measurements" to our consolidated financial statements for information about the techniques we use to measure the fair value of our derivative instruments.

The following tables present the fair values of derivative instruments included in our consolidated balance sheets as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	
	Other Current Assets	Other Current Liabilities
Derivatives not designated as hedging instruments:		
Foreign exchange forward contracts	$ 4,001	$ 2,357
Total derivative instruments	$ 4,001	$ 2,357

	December 31, 2024	
	Other Current Assets	Other Current Liabilities
Derivatives designated as hedging instruments:		
Commodity swap contracts	$ —	$ 35
Derivatives not designated as hedging instruments:		
Foreign exchange forward contracts	13,452	18,584
Total derivative instruments	$ 13,452	$ 18,619

The following table presents the pretax amounts related to derivative instruments designated as cash flow hedges affecting accumulated other comprehensive loss and our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Commodity Swap Contracts
Balance as of December 31, 2022	$ (7,242)
Amounts recognized in other comprehensive loss	(977)
Amount reclassified to cost of sales	6,726
Balance as of December 31, 2023	(1,493)
Amounts recognized in other comprehensive loss	(1,196)
Amount reclassified to cost of sales	2,323
Balance as of December 31, 2024	(366)
Amount reclassified to cost of sales	366
Balance as of December 31, 2025	$ —

The following table presents the effect of derivative instruments not designated as hedges on our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

		Amount of Gain (Loss) Recognized in Income Statement		
	Income Statement Line Item	2025	2024	2023
Foreign exchange forward contracts	Foreign currency loss, net	$ 27,253	$ (6,645)	$ (8,406)

Foreign Currency Risk

Many of our subsidiaries have assets and liabilities (primarily cash, receivables, deferred taxes, payables, accrued expenses, lease liabilities, debt, and solar module collection and recycling liabilities) that are denominated in currencies other than the subsidiaries' functional currencies. Changes in the exchange rates between the functional currencies of our subsidiaries and the other currencies in which these assets and liabilities are denominated will create fluctuations in our reported consolidated statements of operations. We may enter into foreign exchange forward contracts or other financial instruments to economically hedge assets and liabilities against the effects of currency exchange rate fluctuations. The gains and losses on such foreign exchange forward contracts will economically offset all or part of the transaction gains and losses that we recognize in earnings on the related foreign currency denominated assets and liabilities.

We also enter into foreign exchange forward contracts to economically hedge balance sheet and other exposures related to transactions between certain of our subsidiaries and transactions with third parties. Such contracts are considered economic hedges and do not qualify for hedge accounting. Accordingly, we recognize gains or losses from the fluctuations in foreign exchange rates and the fair value of these derivative contracts in "Foreign currency loss, net" on our consolidated statements of operations.

As of December 31, 2025 and 2024, the U.S. dollar equivalent notional values of our foreign exchange forward contracts that do not qualify for hedge accounting were $446.0 million and $603.4 million, respectively, including contracts in Indian rupee, Euro, and Malaysian ringgit, among other currencies.

Commodity Price Risk

From time to time, we use commodity swap contracts to mitigate our exposure to commodity price fluctuations for certain raw materials used in the production of our modules. During the year ended December 31, 2024, we entered into various commodity swap contracts to hedge a portion of our forecasted cash flows for purchases of steel between April 2024 and December 2024. Such swaps had an aggregate initial notional value based on short tons of forecasted steel purchases, equivalent to $7.6 million, and entitled us to receive the price based on the U.S. Midwest Hot-Rolled Coil Steel Index while requiring us to pay certain fixed prices. The notional amount of the commodity swap contracts proportionately adjusted with forecasted purchases of steel.

These commodity swap contracts qualified for accounting as cash flow hedges in accordance with ASC 815, and we designated them as such. We reported unrealized gains or losses on such contracts in "Accumulated other comprehensive loss" and subsequently reclassified applicable amounts into earnings when the hedged transactions occurred and impacted earnings. We determined that these derivative financial instruments were highly effective as cash flow hedges as of December 31, 2024. As of December 31, 2025, we had no outstanding cash flow hedges.

10. Leases

Our lease arrangements include our corporate and administrative offices, certain warehouses, certain land for our manufacturing facilities, and certain of our manufacturing equipment. Such leases primarily relate to assets located in the United States, Malaysia, India, and Vietnam.

The following table presents certain quantitative information related to our lease arrangements for the years ended December 31, 2025, 2024, and 2023 and as of December 31, 2025 and 2024 (in thousands):

	2025	2024	2023
Finance lease cost:			
Amortization of right-of-use assets	$ 1,803	$ 924	$ 14
Interest on lease liabilities	2,248	1,451	51
Operating lease cost	20,257	14,403	12,090
Variable lease cost	3,426	2,902	3,421
Short-term lease cost	1,200	954	472
Total lease cost	$ 28,934	$ 20,634	$ 16,048
Cash paid for amounts included in the measurement of:			
Operating lease liabilities	$ 17,663	$ 13,774	$ 11,815
Finance lease liabilities	2,188	677	—
Lease assets obtained in exchange for:			
Operating lease liabilities	$ 63,681	$ 41,772	$ 7,163
Finance lease liabilities	7,422	13,406	17,063

	December 31, 2025		December 31, 2024	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets	$ 161,756	$ 34,302	$ 114,283	$ 29,262
Lease liabilities – current	15,183	2,907	11,799	1,482
Lease liabilities – noncurrent	103,753	34,920	66,211	29,532
Weighted-average remaining lease term	12 years	24 years	9 years	28 years
Weighted-average discount rate	5.7 %	6.6 %	5.5 %	6.6 %

As of December 31, 2025, the future payments associated with our lease liabilities were as follows (in thousands):

	Operating Leases	Finance Leases
2026	$ 20,832	$ 3,717
2027	14,113	3,766
2028	13,670	3,833
2029	11,971	3,924
2030	10,345	3,974
Thereafter	96,812	56,255
Total future payments	167,743	75,469
Less: interest	(48,807)	(37,642)
Total lease liabilities	$ 118,936	$ 37,827

11. Fair Value Measurements

The following is a description of the valuation techniques that we use to measure the fair value of assets and liabilities that we measure and report at fair value on a recurring basis:

- *Cash Equivalents and Restricted Cash Equivalents.* At December 31, 2025 and 2024, our cash equivalents and restricted cash equivalents consisted of money market funds. We value our cash equivalents and restricted cash equivalents using observable inputs that reflect quoted prices for securities with identical characteristics and classify the valuation techniques that use these inputs as Level 1.

- *Marketable Securities and Restricted Marketable Securities.* At December 31, 2025 and 2024, our marketable securities consisted of time deposits and U.S. debt, and our restricted marketable securities consisted of U.S. debt, foreign and U.S. government obligations, and supranational debt. We value our marketable securities and restricted marketable securities using observable inputs that reflect quoted prices for securities with identical characteristics or quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals). Accordingly, we classify the valuation techniques that use these inputs as either Level 1 or Level 2 depending on the inputs used. We also consider the effect of our counterparties' credit standing in these fair value measurements.

- *Derivative Assets and Liabilities*. At December 31, 2025 and 2024, our derivative assets and liabilities consisted of foreign exchange forward contracts involving major currencies and commodity swap contracts involving major commodity prices. Since our derivative assets and liabilities are not traded on an exchange, we value them using standard industry valuation models. As applicable, these models project future cash flows and discount the amounts to a present value using market-based observable inputs, including credit risk, foreign exchange rates, forward and spot prices for currencies, and forward prices for commodities. These inputs are observable in active markets over the contract term of the derivative instruments we hold, and accordingly, we classify the valuation techniques as Level 2. In evaluating credit risk, we consider the effect of our counterparties' and our own credit standing in the fair value measurements of our derivative assets and liabilities, respectively.

- *Contingent Consideration.* At December 31, 2025 and 2024, our contingent consideration consisted of balances associated with a prior business acquisition. We project future cash outflows associated with certain payout outcomes and discount the amounts to a present value using significant unobservable inputs, including various probabilities and assumptions regarding the timing, nature, and extent of technical milestones achieved. We classify the valuation technique that uses these inputs as Level 3.

At December 31, 2025 and 2024, the fair value measurements of our assets and liabilities measured on a recurring basis were as follows (in thousands):

| | | Fair Value Measurements at Reporting Date Using | | |
	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents:				
Money market funds	$ 197,195	$ 197,195	$ —	$ —
Restricted cash equivalents:				
Money market funds	6,900	6,900	—	—
Marketable securities:				
Time deposits	42,562	42,562	—	—
U.S. debt	9,287	—	9,287	—
Restricted marketable securities	217,172	—	217,172	—
Derivative assets	4,001	—	4,001	—
Total assets	$ 477,117	$ 246,657	$ 230,460	$ —
Liabilities:				
Derivative liabilities	$ 2,357	$ —	$ 2,357	$ —
Contingent consideration	2,200	—	—	2,200
Total liabilities	$ 4,557	$ —	$ 2,357	$ 2,200

| | | Fair Value Measurements at Reporting Date Using | | |
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents:				
Money market funds	$ 526,580	$ 526,580	$ —	$ —
Restricted cash equivalents:				
Money market funds	4,972	4,972	—	—
Marketable securities:				
Time deposits	162,836	162,836	—	—
U.S. debt	8,747	—	8,747	—
Restricted marketable securities	199,136	—	199,136	—
Derivative assets	13,452	—	13,452	—
Total assets	$ 915,723	$ 694,388	$ 221,335	$ —
Liabilities:				
Derivative liabilities	$ 18,619	$ —	$ 18,619	$ —
Contingent consideration	6,500	—	—	6,500
Total liabilities	$ 25,119	$ —	$ 18,619	$ 6,500

Fair Value of Financial Instruments

At December 31, 2025 and 2024, the carrying values and fair values of our financial instruments not measured at fair value were as follows (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Government grants receivable – noncurrent	$ 125,607	$ 104,391	$ 157,570	$ 123,743
Liabilities:				
Long-term debt, including current maturities (1)	$ 373,651	$ 382,318	$ 464,550	$ 441,016

_____

(1) Excludes unamortized issuance costs and debt arrangements with an original maturity of less than one year.

The carrying values in our consolidated balance sheets of our trade accounts receivable, restricted cash, current government grants receivable, accounts payable, accrued expenses, and debt arrangements with an original maturity of less than one year approximated their fair values due to their nature and relatively short maturities; therefore, we excluded them from the foregoing table. The fair value measurements for our noncurrent government grants receivable and long-term debt are considered Level 2 measurements under the fair value hierarchy.

Credit Risk

We have certain financial instruments that subject us to credit risk. These consist primarily of cash, cash equivalents, marketable securities, accounts receivable, restricted cash, restricted cash equivalents, restricted marketable securities, foreign exchange forward contracts, and commodity swap contracts. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments. We place these instruments with various high-quality financial institutions and limit the amount of credit risk from any one counterparty. We monitor the credit standing of our counterparty financial institutions. Our net sales are primarily concentrated among a limited number of customers. We monitor the financial condition of our customers and perform credit evaluations whenever considered necessary. We typically require some form of payment security from our customers, including, but not limited to, advance payments, parent guarantees, letters of credit, bank guarantees, or surety bonds.

12. Debt

Our debt arrangements consisted of the following at December 31, 2025 and 2024 (in thousands):

		Balance (USD)	
Loan Agreement	Currency	2025	2024
Revolving Credit Facility	USD	$ —	$ —
India Credit Facility	USD	373,651	464,550
India HSBC Working Capital Facility	INR	46,719	69,097
India Credit Agricole Working Capital Facility	INR	41,157	—
India JPM Working Capital Facility	INR	26,140	28,490
India Citibank Working Capital Facility	INR	11,123	48,017
Total debt principal		498,790	610,154
Less: unamortized issuance costs		(218)	(376)
Total debt		498,572	609,778
Less: current portion		(215,979)	(236,424)
Noncurrent portion		$ 282,593	$ 373,354

Revolving Credit Facility

In June 2023, we entered into a credit agreement with several financial institutions as lenders and JPMorgan Chase Bank, N.A. as administrative agent, which provided us with a senior secured credit facility (the "Revolving Credit Facility") with an aggregate borrowing capacity of $1.0 billion. In February 2026, we entered into a new credit agreement with several financial institutions as lenders and JPMorgan Chase Bank, N.A. as administrative agent and terminated the prior Revolving Credit Facility. This new agreement provides us with a senior unsecured five-year revolving credit facility (the "Credit Facility") with an aggregate borrowing capacity of $1.5 billion and a sub-limit of $450 million, $150 million of which is currently committed and available for the issuance of letters of credit. Borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, (i) the Term SOFR plus a margin that ranges between 1.00% to 1.75% or (ii) an alternate base rate as defined in the credit agreement, plus a margin that ranges from 0.00% to 0.75%. The margins are based on our net leverage ratio or, if we elect to switch to a credit ratings-based system after the investment grade ratings trigger date occurs (as defined in the credit agreement), on our public debt rating.

In addition to paying interest on outstanding principal under the Credit Facility, we are required to pay an unused commitment fee that ranges from 0.100% to 0.225% per annum based on the same factors discussed above and the daily unused commitments under the facility. We are also required to pay (i) a letter of credit fee based on the applicable margin for Term SOFR, (ii) letter of credit fronting fees as agreed by us and such issuing lender, and (iii) other customary letter of credit fees.

As of December 31, 2025 and 2024, we had no outstanding debt or letters of credit under our Revolving Credit Facility.

India Credit Facility

In July 2022, FS India Solar Ventures Private Limited ("FSISV"), our indirect wholly-owned subsidiary, entered into a finance agreement (the "India Credit Facility") with the U.S. International Development Finance Corporation for aggregate borrowing of up to $500.0 million for the development and construction of a solar module manufacturing facility in India. Principal on the India Credit Facility is payable in scheduled semi-annual installments beginning in August 2024 through the facility's expected maturity in August 2029. The India Credit Facility is guaranteed by First Solar, Inc.

India Credit Agricole Working Capital Facility

In August 2022, FSISV entered into a working capital facility agreement (the "India Credit Agricole Working Capital Facility") with Credit Agricole Corporate and Investment Bank, for the issuance of letters of credit, bank guarantees, and overdrafts. In 2024, the India Credit Agricole Working Capital Facility was amended to include certain working capital loans, and during 2025, the facility limit was increased to INR 8.5 billion ($94.5 million). The outstanding balance matures in the first quarter of 2026. The India Credit Agricole Working Capital Facility is guaranteed by First Solar, Inc.

India JPM Working Capital Facility

In December 2022, FSISV entered into a working capital facility agreement (the "India JPM Working Capital Facility") with JPMorgan Chase Bank, N.A. for the issuance of bank guarantees, bonds, and other similar forms of security. In 2023, the India JPM Working Capital Facility was amended to include certain working capital loans of up to INR 6.2 billion ($69.2 million). The outstanding balance matures in the second and fourth quarters of 2026. The India JPM Working Capital Facility is guaranteed by First Solar, Inc.

India HSBC Working Capital Facility

In February 2024, FSISV entered into a working capital facility agreement (the "India HSBC Working Capital Facility") with the Hongkong and Shanghai Banking Corporation Limited, which provides certain working capital loans of up to INR 8.2 billion ($91.2 million). The outstanding balance matures in the first quarter of 2026. The India HSBC Working Capital Facility is guaranteed by First Solar, Inc.

India Citibank Working Capital Facility

In August 2024, FSISV entered into a working capital facility agreement (the "India Citibank Working Capital Facility") with Citibank, N.A. In January 2025, the India Citibank Working Capital Facility was amended to provide certain working capital loans of up to INR 6.4 billion ($71.2 million). The outstanding balance matures in the second quarter of 2026. The India Citibank Working Capital Facility is guaranteed by First Solar, Inc.

Interest Rates

As of December 31, 2025, the borrowing rates for our outstanding debt arrangements were as follows:

Loan Agreement	Interest Rate Description	Interest Rate
India Credit Facility	U.S. Treasury Constant Maturity Yield plus 1.75%	5.57%
India HSBC Working Capital Facility (1)	India Treasury bill rate plus 1.25%	6.50%
India Credit Agricole Working Capital Facility (1)	Overnight Index Swap rate plus 1.14% to 1.23%	6.53%
India JPM Working Capital Facility (1)	India Treasury bill rate plus 1.3%	6.57%
India Citibank Working Capital Facility (1)	India Treasury bill rate plus 1.25%	6.42%

_____

(1) The weighted-average interest rate for our outstanding short-term debt arrangements was 6.52% as of December 31, 2025.

During the years ended December 31, 2025, 2024, and 2023, we paid $34.6 million, $36.2 million, and $15.0 million, respectively, of interest related to our debt arrangements.

Future Principal Payments

At December 31, 2025, the future principal payments on our long-term debt were due as follows (in thousands):

	Total Debt
2026	$ 90,899
2027	90,950
2028	91,000
2029	100,802
Total long-term debt future principal payments	$ 373,651

13. Other Financing Arrangements

Non-Recourse Factoring

We have entered into various revolving factoring arrangements to sell certain trade receivables to unrelated financial institutions. Transfers under these arrangements, which retained servicing but were without recourse, qualified as true sales under ASC 860. We factored $245.7 million and $126.0 million under these arrangements and recorded $5.3 million and $1.9 million of discounts on factored receivables in "Selling, general and administrative" expense during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, we repurchased $27.0 million of previously transferred assets under these arrangements. The trade receivables sold that remained outstanding as of December 31, 2025 and 2024 were $99.8 million and $126.0 million, respectively. Proceeds from the sale of such receivables are classified as operating cash flows, whereas amounts paid to repurchase previously transferred receivables are classified as investing cash flows.

Secured Borrowings

During the year ended December 31, 2025, we transferred $492.8 million of trade receivables to a financial institution under a factoring arrangement with recourse, while retaining servicing responsibilities. Transfers under this arrangement do not meet the criteria for a sale of receivables and are therefore accounted for as secured borrowings.

We record discounts on receivables factored with recourse as interest expense over the term of the respective receivables. Accordingly, during the year ended December 31, 2025, we recorded $6.5 million of interest expense associated with this arrangement. As of December 31, 2025, there were no outstanding liabilities related to this arrangement.

Supplier Finance Program

We participate in a supplier finance program administered by a third-party financial institution. Under this program, suppliers that choose to participate have the option to receive early payment from the financial institution for invoices that we have confirmed as valid. Our contractual payment terms with suppliers are not impacted by their participation in this program. If the supplier participates, we pay the financial institution the full invoice amount on the original due date. We do not pledge assets or provide guarantees under this program. As of December 31, 2025, our payment obligations outstanding under the supplier finance program were $9.0 million, which were recorded within "Accounts payable" in the consolidated balance sheets.

A rollforward of activity related to obligations under the supplier finance program was as follows (in thousands):

	2025
Beginning balance	$ —
Confirmed during the year	28,798
Settled during the year	(19,769)
Ending balance	$ 9,029

14. Commitments and Contingencies

Commercial Commitments

During the normal course of business, we enter into commercial commitments in the form of letters of credit and surety bonds to provide financial and performance assurance to third parties. As of December 31, 2025, the issued and outstanding amounts and available capacities under these commitments were as follows (in millions):

	Issued and Outstanding	Available Capacity
Revolving Credit Facility (1)	$ —	$ 250.0
Bilateral facilities (2)	238.7	177.1
Surety bonds	147.8	137.3

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    (1)   Our Revolving Credit Facility provided us with a sub-limit of $250.0 million to issue letters of credit, at a fee based on the applicable margin for Term SOFR loans, a fronting fee, and other customary letter of credit fees.

    (2)   Of the total letters of credit issued under the bilateral facilities, $1.6 million was secured with cash.

Product Warranties

When we recognize revenue for sales of modules, we accrue liabilities for the estimated future costs of meeting our limited warranty obligations. We estimate our limited product warranty liability for power output and defects in materials and workmanship under normal use and service conditions based on return rates for each series of module technology and other factors. We make and revise these estimates based primarily on the number of solar modules under warranty installed at customer locations, our historical experience with and projections of warranty claims, and our estimated per-module replacement costs. We also monitor our expected future module performance through certain quality and reliability testing and actual performance in certain field installation sites. From time to time, we have taken remediation actions with respect to affected modules beyond our limited warranties and may elect to do so in the future, in which case we would incur additional costs. Such potential voluntary future remediation actions beyond our limited warranty obligations may be material to our consolidated statements of operations if we commit to any such remediation actions.

Product warranty activities during the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	2025	2024	2023
Product warranty liability, beginning of period	$ 76,435	$ 25,491	$ 33,787
Accruals for new warranties issued	16,805	7,399	5,416
Settlements	(23,482)	(13,183)	(6,058)
Changes in estimate of product warranty liability	9,650	56,728	(7,654)
Product warranty liability, end of period	$ 79,408	$ 76,435	$ 25,491
Current portion of warranty liability	$ 59,266	$ 62,139	$ 5,920
Noncurrent portion of warranty liability	$ 20,142	$ 14,296	$ 19,571

During the year ended December 31, 2024, we identified manufacturing issues affecting certain Series 7 modules manufactured in 2023 and 2024 that may cause the modules to experience premature power loss once installed in the field. Subsequently, we identified the causes of these issues and compiled and evaluated data on the expected impact such issues may have on performance, including collecting samples of module performance data from several locations. During the year ended December 31, 2025, we settled certain of our obligations related to these issues and continued to engage in settlement discussions with various additional customers. Based on such settlement experience, the estimated number of affected modules, and projections of probable costs to remediate the issues, we believe a reasonable estimate of potential future losses will range from approximately $35 million to $75 million.

Within that range, we recorded a specific warranty liability of $50 million as of December 31, 2025, which represents our best estimate of expected future losses related to the identified manufacturing issues. The ultimate loss we will incur will depend on the extent of the premature power loss that is experienced in relation to the obligations under our limited product warranties, as well as any potential additional commitments we may make to remediate the affected modules. As additional information becomes available to us, our estimate of the aggregate losses related to these manufacturing issues may change, and any change in estimate may also result in a change to our product warranty liability.

Indemnifications

In certain limited circumstances, we have provided indemnifications to customers or other parties under which we are contractually obligated to compensate such parties for losses they suffer resulting from a breach of a representation, warranty, or covenant; the resolution of specific matters associated with a solar project's development or construction; guarantees of a third party's payment or performance obligations; or any disallowance or lack of the right to claim all or any portion of certain tax credits. For contracts that have such indemnification provisions, we initially recognize a liability under ASC 460 for the estimated premium that would be required by a guarantor to issue the same indemnity in a standalone arm's-length transaction with an unrelated party. We may base these estimates on the cost of insurance or other instruments that cover the underlying risks being indemnified and may purchase such instruments to mitigate our exposure to potential indemnification payments. We subsequently measure such liabilities at the greater of the initially estimated premium or the contingent liability required to be recognized under ASC 450. We recognize any indemnification liabilities as a reduction of earnings associated with the related transaction.

After an indemnification liability is recorded, we derecognize such amount pursuant to ASC 460 depending on the nature of the indemnity, which derecognition typically occurs upon expiration or settlement of the arrangement, and any contingent aspects of the indemnity are accounted for in accordance with ASC 450. As of December 31, 2024, we accrued $2.5 million of indemnification liabilities. As of December 31, 2025, we had no accrual for indemnification liabilities. Our potential future payments under these indemnifications primarily relate to legislative changes that may adversely affect an entity's ability to benefit from previously transferred Section 45X tax credits.

Contingent Consideration

As part of a business acquisition in May 2023, we agreed to pay additional consideration of up to $42.5 million to the selling shareholders contingent upon the successful achievement of certain technical milestones. See Note 3. "Business Acquisitions" to our consolidated financial statements for further discussion of this acquisition. Changes in the fair value of this contingent liability, which are based on updated assumptions related to the probability and timing of achieving the remaining milestones, are recorded within "Research and development" expense in our consolidated statements of operations. As of December 31, 2025 and December 31, 2024, we recorded $2.2 million and $6.5 million, respectively, of long-term liabilities for such contingent obligations.

Solar Module Collection and Recycling Liability

We previously established a module collection and recycling program, which has since been discontinued, to collect and recycle modules sold and covered under such program once the modules reach the end of their service lives. For legacy customer sales contracts that are covered under this program, we agreed to pay the costs for the collection and recycling of qualifying solar modules, and the end-users agreed to notify us, disassemble their solar power systems, package the solar modules for shipment, and revert ownership rights over the modules back to us at the end of the modules' service lives. Accordingly, we recorded any collection and recycling obligations within "Cost of sales" at the time of sale based on the estimated cost to collect and recycle the covered solar modules.

We estimate the cost of our collection and recycling obligations based on the present value of the expected future cost of collecting and recycling the solar modules, which includes estimates for the cost of packaging materials; the cost of freight from the solar module installation sites to a recycling center; material, labor, and capital costs; and by-product credits for certain materials recovered during the recycling process. We base these estimates on our experience collecting and recycling solar modules and on certain assumptions regarding costs at the time the solar modules will be collected and recycled. In the periods between the time of sale and the related settlement of the collection and recycling obligation, we accrete the carrying amount of the associated liability and classify the corresponding expense within "Selling, general and administrative" expense on our consolidated statements of operations.

Our module collection and recycling liability was $146.0 million and $134.4 million as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024, and 2023, we recognized accretion expense of $6.2 million, $5.8 million, and $5.5 million, respectively, associated with this liability. See Note 6. "Restricted Marketable Securities" to our consolidated financial statements for more information about our arrangements for funding this liability.

Legal Proceedings

In July 2021, Southern Power Company and certain of its affiliates ("Southern") filed an arbitration demand with the American Arbitration Association against two subsidiaries of the Company, alleging breach of the EPC agreements for five projects in the United States, for which the Company's subsidiaries served as the EPC contractor. The arbitration demand asserted breach of obligations to design and engineer the projects in accordance with the EPC agreements, particularly as such obligations relate to the procurement of tracker systems and inverters. The Company and its subsidiaries denied the claims, and defended the claims in arbitration hearings, which concluded in February 2023. In May 2023, the parties submitted their final proposals of individual award claims to the arbitration panel. In July 2023, the arbitration panel entered an interim award to Southern for $35.6 million, which was paid during the year ended December 31, 2023. As a result, we recognized a loss for such interim award in our results of operations for the year ended December 31, 2023. The final arbitration award, which did not change the results of the interim award, was signed on November 6, 2023. On February 2, 2024, First Solar commenced an action in the New York County Supreme Court seeking to vacate certain aspects of the final award. On May 6, 2024, such action was denied. First Solar has elected not to appeal, and considers this matter closed.

During the year ended December 31, 2022, we received several indemnification demands from certain customers, for whom we provided EPC services, regarding claims that such customers' PV tracker systems infringe, in part, on patents owned by Rovshan Sade ("Plaintiff"), the owner of a company called Trabant Solar, Inc. In January 2023, we were notified by two of our customers that Plaintiff served them with patent infringement complaints, and we have assumed the defense of these claims. We have conducted due diligence on the patents and claims and believe that we will prevail in the actions. After a series of stays of the proceedings, the last of which was lifted on July 14, 2025, the parties have begun responding to their respective discovery demands. Each party has submitted its claim construction filings with the court, and a claim construction hearing took place on February 20, 2026. During the hearing, the Court requested additional briefings from both parties, which are due on March 23, 2026. At this time, we are not in a position to assess the likelihood of any potential loss or adverse effect on our financial condition or to estimate the amount or range of possible loss, if any, from these actions.

In April 2019, a subcontractor of First Solar sustained certain injuries while performing work at a former project site and, in May 2019, commenced legal action against a subsidiary of the Company. In June 2023, a jury awarded damages of approximately $51.3 million to the plaintiff. On September 21, 2023, the Superior Court of California for Monterey County ruled, in response to a motion for remittitur filed by the Company, that the damages awarded to the plaintiff were excessive and reduced the award from $51.3 million to $21.8 million. The plaintiff and defendant have appealed and cross appealed varying aspects of the verdict and the remittitur. Accordingly, due to the uncertainty surrounding the multiple decisions and appeals, as of December 31, 2025, we recorded a $21.8 million accrued litigation payable included in "Other current liabilities" in our consolidated balance sheet. We believe the full amount of awarded damages will be covered by our various insurance policies. Accordingly, we also recorded a $21.8 million receivable included in "Other current assets" in our consolidated balance sheet as of December 31, 2025. The plaintiff did not accept the reduced award by the court ordered deadline of October 10, 2023. As a result, the $21.8 million award has been vacated, and a new trial is expected to be scheduled. We, in conjunction with our insurance carriers, are challenging the initial verdict in an appellate court, and the plaintiff is cross appealing from the decision to reduce the award, among other issues, stemming from the trial. We filed our initial briefs with the court on December 20, 2024. The plaintiff submitted its briefs on April 23, 2025. The appeal was fully briefed on November 25, 2025. There is no deadline by which the appellate court must issue a ruling.

On September 29, 2023 and June 5, 2024, the Company received subpoenas from the Division of Enforcement of the SEC seeking documents and information relating to the Company's operations in India, the Company's entry into a PV module supply agreement with an India-based customer, and certain aspects of the Company's technology roadmap, among other things. On May 7, 2025, we received a notice from the SEC stating that the SEC had concluded its investigation and noting that based on the information collected to date, the SEC staff did not intend to recommend an enforcement action against First Solar.

We are party to other legal matters and claims in the normal course of our operations. While we believe the ultimate outcome of these matters and claims will not have a material adverse effect on our financial position, results of operations, or cash flows, the outcome of such matters and claims is not determinable with certainty, and negative outcomes may adversely affect us.

15. Revenue from Contracts with Customers

We recognize revenue for module sales at a point in time following the transfer of control of the modules to the customer, which typically occurs upon delivery of the modules to the location specified in the terms of the underlying contract. Our customer contracts generally contain provisions that (i) require us to pay the customer liquidated damages if we fail to deliver modules by scheduled dates or if we fail to deliver modules that meet certain U.S. domestic content requirements and (ii) entitle us to a termination payment if the customer defaults on its contractual obligations and the contract is terminated. For sales of modules imported into the United States, our customer contracts generally include provisions that are intended to mitigate the adverse impact from changes in trade policy, such as tariffs. If a contract is terminated on the basis of these trade policy provisions, such contract would effectively be canceled without liability to either party, resulting in a corresponding reduction in future sales of solar modules related to such contract and the return of any customer deposit under the contract, if applicable. Our accounting policy associated with revenue recognition from module sales is further described in Note 2. "Summary of Significant Accounting Policies."

The following table reflects the changes in our contract liabilities, which we classify as "Deferred revenue," for the year ended December 31, 2025 (in thousands):

	2025	2024	Change	
Deferred revenue	$ 1,819,404	$ 2,039,825	$ (220,421)	(11)%

During the year ended December 31, 2025, our contract liabilities decreased by $220.4 million primarily due to (i) the recognition of revenue for sales of solar modules for which payment was received in prior years and (ii) the recognition of revenue associated with certain customer contract terminations, partially offset by (iii) advance payments received or accrued in the current period for future sales of solar modules. During the years ended December 31, 2025 and 2024, we recognized revenue of $490.7 million and $433.6 million, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

During the year ended December 31, 2025, we terminated various master supply agreements with BP Solar Holding, LLC and its affiliate Lightsource Renewable Energy Trading, LLC due to the customers' failure to cure several breaches of their contractual obligations. These terminations triggered certain contractual termination payment provisions, of which we recognized $61.0 million as revenue for the advance payments previously received. These terminations reduced our contracted backlog of solar modules by 6.6 GW at an aggregate transaction price of $1.9 billion.

As of December 31, 2025, we had entered into contracts with customers for the future sale of 50.1 GW of solar modules for an aggregate transaction price of $15.0 billion, which we expect to recognize as revenue through 2030 as we transfer control of the modules to the customers. This volume and transaction price exclude contracts with customers in India for which payment has not been fully secured. This transaction price also excludes estimates of variable consideration associated with (i) future module technology improvements, including enhancements to certain energy related attributes; (ii) sales freight in excess of defined thresholds; (iii) changes to certain commodity prices; (iv) the module wattage committed for delivery; (v) the volume of modules sold that meet certain U.S. domestic content requirements; and (vi) changes to certain tariff structures within a defined threshold, among other things. As a result, the revenue recognized from such contracts may increase or decrease in future periods relative to the original transaction price or may otherwise be impacted if a contract is canceled. These contracts may also be subject to amendments as agreed to by the parties to the contract. These amendments may increase or decrease the volume of modules to be sold under the contract, change delivery schedules, or otherwise adjust the expected revenue under these contracts.

16. Stockholders' Equity

Preferred Stock

As of December 31, 2025 and 2024, we had authorized 30,000,000 shares of undesignated preferred stock, $0.001 par value, none of which was issued and outstanding. Our board of directors is authorized to determine the rights, preferences, and restrictions on any series of preferred stock that we may issue.

Common Stock

As of December 31, 2025 and 2024, we had authorized 500,000,000 shares of common stock, $0.001 par value, of which 107,309,794 and 107,060,281 shares, respectively, were issued and outstanding. Each share of common stock is entitled to a single vote. We have not declared or paid any dividends through December 31, 2025.

17. Share-Based Compensation

The following table presents share-based compensation expense recognized in our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Cost of sales	$ 2,649	$ 3,923	$ 4,798
Selling, general and administrative	13,685	20,696	25,217
Research and development	2,888	3,502	4,133
Production start-up	1	(17)	71
Total share-based compensation expense	$ 19,223	$ 28,104	$ 34,219

As of December 31, 2025, we had $22.1 million of unrecognized share-based compensation expense related to unvested restricted stock and performance units, which we expect to recognize over a weighted-average period of approximately 1.4 years. During the years ended December 31, 2025, 2024, and 2023, we recognized an income tax benefit in our consolidated statements of operations of $9.6 million, $12.2 million, and $19.3 million, respectively, related to share-based compensation expense, including excess tax benefits. We authorize our transfer agent to issue new shares, net of shares withheld for taxes as appropriate, for the vesting of restricted stock and performance units or grants of unrestricted stock.

Share-Based Compensation Plans

During the year ended December 31, 2020, we adopted our 2020 Omnibus Plan, under which directors, officers, employees, and consultants of First Solar, Inc. (including any of its affiliates) are eligible to participate in various forms of share-based compensation. The 2020 Omnibus Plan is administered by the compensation committee (or any other committee designated by our board of directors), which is authorized to, among other things, determine the recipients of grants, the exercise price, and the vesting schedule of any awards made under the 2020 Omnibus Plan. Our board of directors may amend, modify, or terminate the 2020 Omnibus Plan without the approval of our stockholders, except for amendments that would increase the maximum number of shares of our common stock available for awards under the 2020 Omnibus Plan, increase the maximum number of shares of our common stock that may be delivered by incentive stock options, or modify the requirements for participation in the 2020 Omnibus Plan.

The 2020 Omnibus Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, restricted stock units, performance units, cash incentive awards, performance compensation awards, and other equity-based and equity-related awards. The shares underlying any forfeited, expired, terminated, or canceled awards become available for new award grants. We may not grant awards under the 2020 Omnibus Plan after 2030, which is the tenth anniversary of the 2020 Omnibus Plan's approval by our stockholders. As of December 31, 2025, we had 6,241,836 shares available for future issuance under the 2020 Omnibus Plan.

Restricted Stock and Performance Units

We issue shares to the holders of restricted stock units on the date the restricted units vest. The majority of shares issued are net of applicable withholding taxes, which we pay on behalf of our associates. As a result, the actual number of shares issued will generally be less than the number of restricted stock units granted. Prior to vesting, restricted stock units do not have dividend equivalent rights or voting rights, and the shares underlying the restricted stock units are not considered issued and outstanding.

In March 2020, May 2021, and March 2022, the compensation committee of our board of directors approved grants of performance units for key executive officers to be earned over multi-year performance periods, which ended in December 2022, December 2023, and December 2024, respectively. Vesting of the 2020, 2021, and 2022 grants of performance units was contingent upon the specific attainment targets of each grant, which targets included metrics such as contracted revenue, module wattage, return on capital, cost per watt, incremental average selling price, and operating income metrics. In March 2023, the compensation committee certified the achievement of the vesting conditions applicable to the 2020 grants, which approximated the target level of performance. In February 2024, the compensation committee certified the achievement of the vesting conditions applicable to the 2021 grants, which approximated the maximum level of performance. In February 2025, the compensation committee certified the achievement of the vesting conditions applicable to the 2022 grants, which approximated the maximum level of performance. Accordingly, each participant received one share of common stock for each vested performance unit granted, net of any tax withholdings.

In March 2023, the compensation committee approved additional grants of performance units for key executive officers to be earned over a multi-year performance period, which ended in December 2025. Vesting of the 2023 grants of performance units is contingent upon the relative attainment of target contracted revenue, production, and operating margin metrics, to be certified by the compensation committee in 2026.

In March 2024 and May 2025, the compensation committee approved additional grants of performance units for key executive officers; such grants are expected to be earned over a multi-year performance period ending in December 2026 and December 2027, respectively. Vesting of the 2024 and 2025 grants of performance units is contingent upon the specific attainment targets of each grant, which targets include metrics such as contracted revenue, production, incremental average selling price, operating margin, and technology development.

Vesting of performance units is also contingent upon the employment of program participants through the applicable vesting dates, with limited exceptions in case of death, disability, a qualifying retirement, or a change-in-control of First Solar. Outstanding performance units are included in the computation of diluted net income per share based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period.

The following is a summary of our restricted stock unit activity, including performance unit activity, for the year ended December 31, 2025:

	Number of Shares	Weighted-Average Grant-Date Fair Value	
Unvested restricted stock units at December 31, 2024	814,338	$	132.00
Restricted stock units granted (1)	233,750		135.49
Restricted stock units vested	(340,563)		91.59
Restricted stock units forfeited	(76,504)		131.25
Unvested restricted stock units at December 31, 2025	631,021	$	155.19

_____

(1) Restricted stock units granted include the maximum amount of performance units available for issuance under our long-term incentive program for key executive officers and associates. The actual number of shares to be issued will depend on the relative attainment of the performance metrics described above.

We estimate the fair value of our restricted stock unit awards based on our stock price on the grant date. For the years ended December 31, 2024 and 2023, the weighted-average grant-date fair value for restricted stock units granted in such years was $158.63 and $210.45, respectively. The total fair value of restricted stock units vested during 2025, 2024, and 2023 was $31.2 million, $25.0 million, and $20.0 million, respectively.

Unrestricted Stock

During the years ended December 31, 2025, 2024, and 2023, we awarded 9,096, 9,645, and 11,246, respectively, of fully vested, unrestricted shares of our common stock, excluding amounts withheld for taxes, to the chair and independent members of our board of directors. Accordingly, we recognized $1.6 million, $1.9 million, and $2.1 million of share-based compensation expense for these awards during the years ended December 31, 2025, 2024, and 2023, respectively.

18. Income Taxes

In July 2025, the U.S. President signed the budget reconciliation legislation (House of Representatives 1, or "H.R.1") into law, commonly referred to as the "One Big Beautiful Bill." H.R.1 includes significant provisions, such as (i) the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, (ii) modifications to the international tax framework, and (iii) the restoration of favorable tax treatment for certain business provisions. H.R.1 has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The enactment of H.R.1. did not have a material impact on our consolidated financial statements.

The Inflation Reduction Act. In August 2022, the previous U.S. President signed into law the IRA, which revised U.S. tax law by, among other things, including a new CAMT of 15% on certain large corporations, imposing a 1% excise tax on stock buybacks, and providing various incentives, including the introduction of the advanced manufacturing production credit under Section 45X of the IRC. The provisions of the IRA are generally effective for tax years beginning after 2022.

Pillar Two. In December 2021, the OECD released model rules for a new global minimum tax framework ("Pillar Two"). Certain governments in countries in which we operate have enacted local Pillar Two legislation, with effective dates between January 1, 2024 and January 1, 2025; such local legislation may also include qualified domestic minimum top-up tax and undertaxed profits rules. As these legislative changes develop and expand, we expect to continue to monitor the changes and evaluate their potential impact to our results of operations.

The U.S. and non-U.S. components of our income or loss before income taxes for the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	2025	2024	2023
U.S. income	$ 1,758,802	$ 1,217,274	$ 787,598
Non-U.S. (loss) income	(177,889)	189,064	103,692
Income before taxes	$ 1,580,913	$ 1,406,338	$ 891,290

The components of our income tax expense or benefit for the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	2025	2024	2023
Current expense (benefit):			
Federal	$ 4,871	$ 64,108	$ 44,693
State	17,543	48,255	8,285
Foreign	(7,738)	21,834	20,767
Total current expense	14,676	134,197	73,745
Deferred expense (benefit):			
Federal	24,240	(16,840)	(23,390)
State	6,081	(17,505)	(1,413)
Foreign	7,687	14,442	11,571
Total deferred expense (benefit)	38,008	(19,903)	(13,232)
Total income tax expense	$ 52,684	$ 114,294	$ 60,513

Our Malaysian subsidiary has been granted a long-term tax holiday that expires in 2027. The tax holiday, which generally provides for a full exemption from Malaysian income tax, is conditional upon our continued compliance with certain employment and investment thresholds. We are currently in compliance with such thresholds.

Our Vietnamese subsidiary has been granted a long-term tax incentive that generally provides a full exemption from Vietnamese income tax through 2023, followed by reduced annual tax rates of 5% through 2032 and 10% through 2036. Such long-term tax incentive is conditional upon our continued compliance with certain revenue and R&D spending thresholds. We are currently in compliance with such thresholds.

During the year ended December 31, 2025, we incurred losses in Malaysia and Vietnam. As a result, we did not benefit from the tax holiday and tax incentive in this year.

The following table presents the differences between the provision for income taxes and the amounts computed at the federal statutory tax rate, by amount and percent, for the year ended December 31, 2025 (in thousands) after the adoption of ASU 2023-09:

	2025	
	Tax	Percent
U.S. federal statutory tax rate	$ 331,992	21.0 %
State and local income taxes (1)	18,356	1.2 %
Foreign tax effects		
Malaysia		
Effect of tax holidays	23,595	1.5 %
Other	615	— %
India		
Changes in valuation allowance	19,729	1.2 %
Other	11,673	0.8 %
Other foreign jurisdictions	4,243	0.3 %
Effect of cross-border tax laws	3,035	0.2 %
Tax credits		
Section 45X production credit	(335,881)	(21.2)%
U.S. foreign tax credits	(20,493)	(1.3)%
Other	(9,795)	(0.6)%
Changes in valuation allowance	(4,071)	(0.3)%
Non-taxable or non-deductible items	1,982	0.1 %
Changes in unrecognized tax benefits	5,485	0.3 %
Other adjustments	2,219	0.1 %
Income tax expense	$ 52,684	3.3 %

_____

(1) Primarily includes income taxes for the State of California.

The following table presents the differences between the provision for income taxes and the amounts computed at the federal statutory tax rate, by amount and percent, for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 (in thousands):

	2024		2023	
	Tax	Percent	Tax	Percent
Statutory income tax expense	$ 295,331	21.0 %	$ 187,171	21.0 %
Changes in valuation allowance	22,680	1.6 %	10,873	1.2 %
GILTI inclusion	16,174	1.2 %	—	— %
State tax, net of federal benefit	14,850	1.1 %	5,468	0.6 %
Change in tax contingency	12,110	0.9 %	9	— %
Non-deductible expenses (1)	8,373	0.6 %	20,283	2.3 %
OECD Pillar Two global minimum tax	8,319	0.6 %	—	— %
Foreign dividend income	4,774	0.3 %	9,115	1.0 %
Foreign tax rate differential	4,141	0.3 %	1,018	0.1 %
Share-based compensation	(5,760)	(0.4)%	(11,955)	(1.4)%
Return to provision adjustments	(6,804)	(0.5)%	(3,972)	(0.4)%
Tax credits	(21,909)	(1.6)%	(9,337)	(1.0)%
Effect of tax holidays	(29,180)	(2.1)%	(11,501)	(1.3)%
Section 45X production credit	(209,510)	(14.9)%	(138,546)	(15.5)%
Other	705	— %	1,887	0.2 %
Reported income tax expense	$ 114,294	8.1 %	$ 60,513	6.8 %

_____

 (1) Includes, among other things, excess compensation for executive officers that is not deductible for tax purposes pursuant to Section 162(m) of the IRC.

The following table presents income taxes paid, net of refunds received, by jurisdiction for the year ended December 31, 2025 (in thousands):

	2025
U.S. federal	$ 23,042
U.S. state and local	
California	4,854
Texas	2,739
South Carolina	2,459
Illinois	2,458
Other	(521)
Total U.S. state and local	11,989
Foreign	
Vietnam	12,647
Singapore	(6,958)
Other	2,441
Total foreign	8,130
Total income taxes paid, net	$ 43,161

During the years ended December 31, 2024 and 2023, we made net tax payments of $94.2 million and $90.9 million, respectively.

The following table reflects the effect of temporary differences that gave rise to the components of net deferred tax assets as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Deferred tax assets:		
Long-term contracts	$ 325,721	$ 351,260
Net operating losses	304,853	163,408
Capitalized research and development	65,513	110,262
Tax credits	45,573	22,783
Accrued expenses	39,856	38,161
Inventory	31,388	50,283
Compensation	18,745	12,006
Equity in earnings	4,071	4,052
Deferred expenses	1,726	1,544
Other	40,956	31,650
Deferred tax assets, gross	878,402	785,409
Valuation allowance	(173,460)	(167,866)
Deferred tax assets, net of valuation allowance	704,942	617,543
Deferred tax liabilities:		
Property, plant and equipment	(546,196)	(439,545)
Investment in foreign subsidiaries	(12,239)	(9,799)
Acquisition accounting / basis difference	(4,200)	(4,170)
Restricted marketable securities and derivatives	(2,370)	(1,983)
Capitalized interest	(1,363)	(1,357)
Other	(13,593)	(6,577)
Deferred tax liabilities	$ (579,961)	$ (463,431)
Net deferred tax assets	$ 124,981	$ 154,112

We use the deferral method of accounting for investment tax credits under which the credits are recognized as reductions in the carrying value of the related assets. The use of the deferral method also results in a basis difference from the recognition of a deferred tax asset and an immediate income tax benefit for the future tax depreciation of the related assets. Such basis differences are accounted for pursuant to the income statement method.

The following table shows changes in the valuation allowance against our deferred tax assets during the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Valuation allowance, beginning of year	$ 167,866	$ 149,424	$ 135,763
Additions	18,430	24,445	15,109
Reversals	(12,836)	(6,003)	(1,448)
Valuation allowance, end of year	$ 173,460	$ 167,866	$ 149,424

We maintained a valuation allowance of $173.5 million and $167.9 million as of December 31, 2025 and 2024, respectively, against certain of our deferred tax assets, as it is more likely than not that such amounts will not be fully realized. During the year ended December 31, 2025, the valuation allowance increased by $5.6 million primarily due to current year operating losses in certain jurisdictions, partially offset by the partial release of the valuation allowance in jurisdictions with current year operating income.

As of December 31, 2025, we had gross federal and gross aggregate state net operating loss carryforwards of $587.9 million and $752.5 million, respectively. As of December 31, 2024, we had gross federal and gross aggregate state net operating loss carryforwards of $6.2 million and $143.0 million, respectively. If not used, the federal net operating loss carryforwards incurred prior to 2018 will begin to expire in 2030, and the state net operating loss carryforwards will begin to expire in 2029. Federal net operating losses arising in tax years beginning in 2018 may be carried forward indefinitely, and the associated deduction is limited to 80% of taxable income. The utilization of our net operating loss carryforwards is also subject to an annual limitation under Section 382 of the IRC due to changes in ownership. Based on our analysis, we do not believe such limitation will impact our realization of the net operating loss carryforwards as we anticipate utilizing them prior to expiration.

As of December 31, 2025, we had U.S. foreign tax credit carryforwards of $38.8 million, and federal research and development credit carryforwards of $6.8 million. If not used, these credit carryforwards will begin to expire in 2035 and 2045, respectively.

The following table shows a reconciliation of the beginning and ending amounts of liabilities associated with uncertain tax positions for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Unrecognized tax benefits, beginning of year	$ 23,872	$ 16,723	$ 14,493
Increases related to prior year tax positions	573	1,007	2,516
Decreases related to prior year tax positions	(7,947)	(651)	(437)
Decreases relating to settlements with authorities	—	(4,237)	(2,122)
Increases related to current tax positions	15,580	11,030	2,273
Unrecognized tax benefits, end of year	$ 32,078	$ 23,872	$ 16,723

If recognized, $29.7 million of unrecognized tax benefits, excluding interest and penalties, would reduce our annual effective tax rate. Due to the uncertain and complex application of tax laws and regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities that could be materially different from these estimates. In such an event, we will record additional tax expense or benefit in the period in which such resolution occurs. Our policy is to recognize any interest and penalties that we may incur related to our tax positions as a component of income tax expense or benefit. During the year ended December 31, 2025, we recognized interest income of $2.7 million related to unrecognized tax benefits. During the years ended December 31, 2024 and 2023, we recognized interest and penalties of $0.3 million and $0.4 million, respectively, related to unrecognized tax benefits.

We are subject to audit by federal, state, local, and foreign tax authorities. We are currently under examination in India, Chile, the United States, and the States of Tennessee and Texas. We believe that adequate provisions have been made for any adjustments that may result from tax examinations. However, the outcome of tax examinations cannot be predicted with certainty. If any issues addressed by our tax examinations are not resolved in a manner consistent with our expectations, we could be required to adjust our provision for income taxes in the period such resolution occurs.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which we operate:

	Tax Years
Vietnam	2015 - 2024
United States	2016 - 2018; 2020, 2022 - 2024
India	2017 - 2024
Singapore	2020 - 2024
Malaysia	2021 - 2024

In certain of the jurisdictions noted above, we operate through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, tax years are not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

19. Net Income per Share

The calculation of basic and diluted net income per share for the years ended December 31, 2025, 2024, and 2023 was as follows (in thousands, except per share amounts):

	2025	2024	2023
Basic net income per share			
Numerator:			
Net income	$ 1,528,229	$ 1,292,044	$ 830,777
Denominator:			
Weighted-average common shares outstanding	107,235	107,015	106,795
Diluted net income per share			
Denominator:			
Weighted-average common shares outstanding	107,235	107,015	106,795
Effect of restricted stock and performance units	302	510	577
Weighted-average shares used in computing diluted net income per share	107,537	107,525	107,372
Net income per share:			
Basic	$ 14.25	$ 12.07	$ 7.78
Diluted	$ 14.21	$ 12.02	$ 7.74

The following table summarizes the potential shares of common stock that were excluded from the computation of diluted net income per share for the years ended December 31, 2025, 2024, and 2023 as such shares would have had an anti-dilutive effect (in thousands):

	2025	2024	2023
Anti-dilutive shares	2	—	—

20. Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss, net of tax, for the year ended December 31, 2025 (in thousands):

	Foreign Currency Translation Adjustment	Unrealized (Loss) Gain on Marketable Securities and Restricted Marketable Securities	Unrealized (Loss) Gain on Derivative Instruments	Total
Balance as of December 31, 2024	$ (127,296)	$ (56,483)	$ (279)	$ (184,058)
Other comprehensive income before reclassifications	15,545	11,264	—	26,809
Amounts reclassified from accumulated other comprehensive loss	2,191	—	366	2,557
Net tax effect	—	(687)	(87)	(774)
Net other comprehensive income	17,736	10,577	279	28,592
Balance as of December 31, 2025	$ (109,560)	$ (45,906)	$ —	$ (155,466)

The following table presents the pretax amounts reclassified from accumulated other comprehensive loss into our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

Comprehensive Income Components	Income Statement Line Item	2025	2024	2023
Foreign currency translation adjustment:				
Foreign currency translation adjustment	Cost of sales	$ —	$ —	$ 146
Foreign currency translation adjustment	Other expense, net	(2,191)	(4,664)	(1,766)
Total foreign currency translation adjustment		(2,191)	(4,664)	(1,620)
Unrealized gain (loss) on marketable securities	Other expense, net	—	11	(9)
Unrealized loss on derivative instruments:				
Commodity swap contracts	Cost of sales	(366)	(2,323)	(6,726)
Total loss reclassified		$ (2,557)	$ (6,976)	$ (8,355)

21. Segment and Geographical Information

First Solar operates as one business, which involves the design, manufacture, and sale of CdTe solar modules, which convert sunlight into electricity. Third-party customers of this segment include system developers, independent power producers, utilities, commercial and industrial companies, large corporate energy buyers, and other system owners and operators. Our business is managed by our Chief Executive Officer, who is also considered our chief operating decision maker ("CODM").

Prior to 2025, we regularly provided our CODM with financial information that included certain legacy business activities. As such activities have continued to decline in size and importance, our CODM no longer receives detailed financial information at this disaggregated level. Therefore, we currently operate as a single operating segment, and our disclosures reflect this change.

Although our CODM regularly uses gross profit for key operating decisions about allocating resources and assessing performance, we have concluded that consolidated net income is also used and is the measure of profit or loss required to be disclosed under the provisions of ASC 280 for our single operating segment. Accordingly, we considered whether there were any significant expense categories to disclose and concluded that the consolidated financial statements and accompanying notes thereto include the relevant categories regularly provided to our CODM. The measure of segment assets is reported in our consolidated balance sheets as "Total assets."

The following table presents net sales for the years ended December 31, 2025, 2024, and 2023 by geographic region, based on the customer country of invoicing (in thousands):

	2025	2024	2023
United States	$ 4,994,679	$ 3,904,844	$ 3,187,603
India	195,584	201,714	10,869
France	6,303	34,370	68,302
All other foreign countries	22,810	65,361	51,828
Net sales	$ 5,219,376	$ 4,206,289	$ 3,318,602

The following table presents long-lived assets, which include property, plant and equipment, lease assets, and project assets as of December 31, 2025 and 2024 by geographic region, based on the physical location of the assets (in thousands):

	2025	2024
United States	$ 4,392,571	$ 3,911,923
Malaysia	574,255	646,111
Vietnam	434,749	500,568
India	433,661	471,736
All other foreign countries	62,337	52,345
Long-lived assets	$ 5,897,573	$ 5,582,683

22. Concentrations of Risks

Customer Concentration Risk. The following customers each comprised 10% or more of our total net sales for the years ended December 31, 2025, 2024, and 2023:

	% of Net Sales		
	2025	2024	2023
Customer #1	11 %	*	*
Customer #2	10 %	*	*
Customer #3	*	*	10 %

_____

* Net sales for these customers were less than 10% of our total net sales for the period.

Supplier Concentration Risk. Several of our key raw materials and components, in particular CdTe and substrate glass, and manufacturing equipment are either single-sourced or sourced from a limited number of suppliers. Failure of any of our key suppliers to perform could disrupt our supply chain and adversely impact our operations by impairing our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

Production Concentration Risk. Shortages of essential components and equipment could occur due to increases in demand or interruptions of supply, which may be exacerbated by the availability of logistics services, thereby adversely affecting our ability to meet customer demand for our products. Our solar modules are currently produced at our facilities in the United States, Malaysia, Vietnam, and India. Damage to or disruption of these facilities could interrupt our business and adversely affect our ability to generate net sales.

INDEX TO EXHIBITS

The following exhibits are filed with or incorporated by reference into this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Date of First Filing	Exhibit Number
3.1	Amended and Restated Certificate of Incorporation of First Solar, Inc.	S-1/A	333-135574	10/25/06	3.1
3.2	Amended and Restated Bylaws of First Solar, Inc.	8-K	001-33156	5/9/24	3.1
4.1	Description of the Registrant's Securities	10-K	001-33156	2/21/20	4.1
10.1+	Form of Change in Control Severance Agreement	S-1/A	333-135574	10/25/06	10.15
10.2	Form of Director and Officer Indemnification Agreement	10-K	001-33156	2/27/13	10.20
10.3+	Employment Agreement, dated March 15, 2011, and Change in Control Severance Agreement, dated April 4, 2011 between First Solar, Inc. and Mark Widmar	10-Q	001-33156	5/5/11	10.3
10.4+	Employment Agreement, effective July 1, 2012, and Change in Control Severance Agreement, effective July 1, 2012 between First Solar, Inc. and Georges Antoun	10-Q	001-33156	8/3/12	10.1
10.5+	Non-Competition and Non-Solicitation Agreement, effective as of March 15, 2011, between First Solar, Inc. and Mark Widmar	10-Q	001-33156	5/7/13	10.2
10.6+	Change in Control Severance Agreement, effective as of July 1, 2012, between First Solar, Inc. and Georges Antoun	10-Q	001-33156	5/7/13	10.3
10.7+	Amendment to Change in Control Severance Agreement	10-Q	001-33156	8/7/13	10.1
10.8	Restricted Cash Assignment of Deposits	10-Q	001-33156	8/6/14	10.2
10.9+	Amendment to Employment Agreement, effective as of July 1, 2016, between First Solar, Inc. and Mark Widmar, and Amendment to Non-Competition and Non-Solicitation Agreement, effective as of July 1, 2016, between First Solar, Inc. and Mark Widmar, and Second Amendment to Change-in-Control Severance Agreement, effective as of July 1, 2016, between First Solar, Inc. and Mark Widmar	10-Q	001-33156	4/28/16	10.1
10.10+	Employment Agreement, effective as of October 24, 2016, and Change-in-Control Severance Agreement, effective as of October 24, 2016, between First Solar, Inc. and Alexander Bradley	10-Q	001-33156	11/3/16	10.1
10.11+	Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of October 7, 2019 between First Solar, Inc. and Caroline Stockdale	10-K	001-33156	2/21/20	10.34
10.12+	First Solar, Inc. 2020 Omnibus Incentive Compensation Plan	DEF 14A	001-33156	4/1/20	App. A
10.13+	Employment Agreement, First Amendment to Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of August 10, 2020 between First Solar, Inc. and Patrick Buehler	10-Q	001-33156	10/28/20	10.1
10.14+	Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of August 10, 2020 between First Solar, Inc. and Jason Dymbort	10-Q	001-33156	10/28/20	10.2
10.15+	Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of August 10, 2020 between First Solar, Inc. and Markus Gloeckler	10-Q	001-33156	10/28/20	10.3

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Date of First Filing	Exhibit Number
10.16+	Employment Agreement, First Amendment to Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of August 10, 2020 between First Solar, Inc. and Michael Koralewski	10-Q	001-33156	10/28/20	10.4
10.17+	First Amendment to Employment Agreement, effective as of October 8, 2020 between First Solar, Inc. and Caroline Stockdale	10-Q	001-33156	10/28/20	10.5
10.18+	Employment Agreement, First Amendment to Employment Agreement, Change In Control Severance Agreement, Confidentiality and Intellectual Property Agreement, and Non-Competition and Non-Solicitation Agreement, effective as of August 10, 2020 between First Solar, Inc. and Kuntal Kumar Verma	10-Q	001-33156	10/28/20	10.6
10.19+	First Amendment to Employment Agreement, effective as of January 8, 2021 between First Solar, Inc. and Markus Gloeckler	10-K	001-33156	2/26/21	10.46
10.20‡§	Finance Agreement between FS India Solar Ventures Private Limited and United States International Development Finance Corporation dated July 27, 2022	10-Q	001-33156	7/28/22	10.7
10.21‡§	Guaranty Agreement, dated August 4, 2022, between First Solar, Inc. and United States International Development Finance Corporation	10-Q	001-33156	10/27/22	10.1
10.22+	Form of Performance Unit Award Agreement - Form Perf Unit-015	10-K	001-33156	2/28/23	10.37
10.23+	Form of Grant Notice for 2023-2025 Executive Performance Equity Plan	10-Q	001-33156	4/27/23	10.1
10.24+	Credit and Guaranty Agreement, dated as of June 30, 2023, among First Solar, Inc., the guarantors from time to time party thereto, the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-33156	7/6/23	10.1
10.25+	Form of Performance Unit Award Agreement - Form Perf Unit-016	10-K	001-33156	2/27/24	10.30
10.26+	Form of Grant Notice for 2024-2026 Executive Performance Equity Plan	10-Q	001-33156	5/1/24	10.1
10.27+	Amendment No.1 to Guaranty Agreement dated June 21, 2024, between First Solar, Inc. and United States International Development Finance Corporation	10-Q	001-33156	7/30/24	10.1
10.28+	Form of Performance Unit Award Agreement - Form Perf Unit-017	10-K	001-33156	2/25/25	10.35
10.29+	Form of Grant Notice for 2025-2027 Executive Performance Equity Plan	10-Q	001-33156	7/31/25	10.1
10.30+	First Amendment to Revolving Credit and Guaranty Agreement, dated as of February 16, 2024, among First Solar, Inc., the guarantors from time to time party thereto, the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	001-33156	7/31/25	10.3
10.31+	Second Amendment to Revolving Credit and Guaranty Agreement, dated as of May 27, 2025, among First Solar, Inc., the guarantors from time to time party thereto, the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	001-33156	7/31/25	10.4
10.32+*	Form of Performance Unit Award Agreement - Form Perf Unit-018				
10.33+*	Form of RSU Award Agreement	—	—	—	—

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Date of First Filing	Exhibit Number
10.34+*	Form of Grant Notice for RSU Award Agreement	—	—	—	—
10.35+*	Form of Option Award Agreement	—	—	—	—
10.36+*	Form of Share Award Agreement	—	—	—	—
10.37+*	Form of Cash Incentive Award Agreement	—	—	—	—
10.38+*	Form of Performance Cash Incentive Award Agreement	—	—	—	—
19.1	First Solar, Inc. Insider Trading Compliance Policy	10-K	001-33156	2/25/25	19.1
21.1*	List of Subsidiaries of First Solar, Inc.	—	—	—	—
23.1*	Consent of Independent Registered Public Accounting Firm	—	—	—	—
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as amended	—	—	—	—
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as amended	—	—	—	—
32.1†	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—
97.1	First Solar, Inc. Clawback Policy	10-K	001-33156	2/27/24	97.1
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document	—	—	—	—
101.SCH*	XBRL Taxonomy Extension Schema Document	—	—	—	—
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	—	—	—	—
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	—	—	—	—
101.LAB*	XBRL Taxonomy Label Linkbase Document	—	—	—	—
101.PRE*	XBRL Taxonomy Extension Presentation Document	—	—	—	—
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101	—	—	—	—

––––––––––––––––––

+   Management contract, compensatory plan, or arrangement.

‡   Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K.

§   Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

*   Filed herewith.

†   Furnished herewith. This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Item 16. *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST SOLAR, INC.

Date: February 24, 2026	By:	/s/ NATHAN THEURER
	Name:	Nathan Theurer
	Title:	Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARK R. WIDMAR Mark R. Widmar	Chief Executive Officer and Director	February 24, 2026
/s/ ALEXANDER R. BRADLEY Alexander R. Bradley	Chief Financial Officer	February 24, 2026
/s/ MICHAEL J. AHEARN Michael J. Ahearn	Chair of the Board of Directors	February 24, 2026
/s/ ANITA MARANGOLY GEORGE Anita Marangoly George	Director	February 24, 2026
/s/ LISA A. KRO Lisa A. Kro	Director	February 24, 2026
/s/ WILLIAM J. POST William J. Post	Director	February 24, 2026
/s/ VENKATA RENDUCHINTALA Venkata Renduchintala	Director	February 24, 2026
/s/ PAUL H. STEBBINS Paul H. Stebbins	Director	February 24, 2026
/s/ MICHAEL SWEENEY Michael Sweeney	Director	February 24, 2026
/s/ NORMAN L. WRIGHT Norman L. Wright	Director	February 24, 2026



Corporate Information.

EXECUTIVE MANAGEMENT

Mark Widmar, Chief Executive Officer
Alex Bradley, Chief Financial Officer
Georges Antoun, Chief Commercial Officer
Michael Koralewski, Chief Supply Chain Officer
Kuntal Kumar Verma, Chief Manufacturing Officer
Pat Buehler, Chief Product Officer
Markus Gloeckler, Chief Technology Officer
Caroline Stockdale, Chief People and Communications Officer
Jason Dymbort, General Counsel & Secretary
Samantha Sloan, Executive Vice President, Corporate Affairs

BOARD OF DIRECTORS

Michael J. Ahearn | Chairman of the Board
Chair and Managing Partner,
True North Venture Partners, L.P.

Anita Marangoly George | Independent Director
Chief Executive Officer and Director,
Prosperete

Lisa A. Kro | Independent Director
Chief Financial & Administrative Officer,
Ryan Companies

William J. Post | Lead Independent Director
Chair and Chief Executive Officer (Ret.),
Pinnacle West Capital Corporation

Venkata "Murthy" Renduchintala | Independent Director
Chief Engineering Officer (Ret.),
Intel Corporation

Paul H. Stebbins | Independent Director
Chair Emeritus and Director,
World Kinect Corporation

Michael T. Sweeney | Independent Director
President and Chief Executive Officer (Ret.),
Steinway Musical Instruments, Inc.

Mark R. Widmar | Director and Chief Executive Officer
Director and Chief Executive Officer,
First Solar, Inc.

Norman L. Wright | Independent Director
Executive Vice President, Health Equity Strategy (Ret.),
UnitedHealth Group

CORPORATE HEADQUARTERS

4300 East Camelback Road
Suite 220
Phoenix, AZ 85018
Telephone +1 602 414 9300
Facsimile +1 602 414 9400
www.firstsolar.com

TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233-5002
Stockholder Services:
+1 800 962 4284
www.computershare.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

INVESTOR RELATIONS

4300 East Camelback Road
Suite 220
Phoenix, AZ 85018
investor@firstsolar.com

STOCK LISTING

First Solar, Inc. common stock is traded on the Nasdaq Global Select Market, listed under FSLR.

FSC
www.fsc.org
MIX
Paper | Supporting responsible forestry
FSC® C195738

First Solar, the First Solar logo, and Leading the World's Sustainable Energy Future are trademarks of First Solar, Inc., registered in the US and other countries. Series 7, Series 6, Series 6 *Plus*, CuRe, Series 6 CuRe, and the Series 6 CuRe logo are trademarks of First Solar, Inc.



LEADING THE WORLD'S
SUSTAINABLE ENERGY FUTURE

All financial numbers in this report are based on U.S. Generally
Accepted Accounting Principles.

This letter contains statements other than statements of historical
fact, which are subject to risks, uncertainties, and other factors as
described in the company's filings with the Securities and Exchange
Commission. These forward-looking statements are qualified in their
entirety by the cautionary statements and risk factors contained in
the company's Annual Report on Form 10-K for the fiscal year ended
December 31, 2025.

Corporate Headquarters
4300 East Camelback Road, Suite 220
Phoenix, AZ 85018
Telephone: +1 602 414 9300
Facsimile: +1 602 414 9400

www.firstsolar.com